passion + talent + innovation



business efficiency

SYNTEL
Consider IT Done®

2006

Financial Highlights

Total Revenues
in millions



2004
2005
2006

Earnings per Share



2004
2005
2006

Global Headcount



2004
2005
2006

Summary Statement (in thousands, except share data)

Year Ended December 31,	2006	2005	2004
Total Revenues	$ 270,229	$ 226,189	$ 186,573
Gross Profit	$ 102,249	$ 91,146	$ 79,453
Income from Operations	$ 52,875	$ 46,229	$ 42,454
Net Income	$ 50,916	$ 30,321	$ 40,974
Earnings per Share, diluted	$ 1.24	$ 0.75	$ 1.01
Income before goodwill impairment and equity investment losses	$ 50,916	$ 30,321	$ 40,974
Earnings per share, before goodwill impairment and equity investment losses	$ 1.24	$ 0.75	$ 1.01
Weighted average number of shares outstanding, diluted	41,095	40,651	40,469

At Year End (in millions, except headcount and margin data)

	2006	2005	2004
Cash and Cash Equivalents	$ 52	$ 99	$ 109
Short-Term Investments	$ 42	$ 21	$ 59
Working Capital	$ 106	$ 121	$ 171
Global Headcount	8,364	6,093	4,527
Gross Margin	37.8%	40.3%	42.6%

Company Profile

Syntel (NASDAQ: SYNT) is a leading provider of custom IT and Business Process Outsourcing solutions to Global 2000 clients in the financial services, insurance, retail, healthcare, automotive and telecommunications industries. We maximize technology investments for our clients by employing a Global Delivery Model that enables enhanced speed-to-market, cost reduction, increased quality and unlimited scalability.

Founded in Troy, Michigan in 1980, Syntel has grown to more than 8,300 employees operating from offices and Global Development Centers in the U.S., Europe, and Asia. Today, Syntel's spirit of entrepreneurship lives on, as our employees are dedicated to harnessing their PASSION, TALENT and INNOVATION to create new opportunities for our clients.

Financial Highlights

Total revenues of $270.2 million, **a 19.5% increase over 2005.**

Headcount grew 37% **to cross the 8,300 mark.**

Year-end cash and short-term investment balance of **$93.9 million.**

Special one-time dividend of **$1.25 per share.**

Closed 2006 with **73% of services being delivered from our India centers.**

Business Process Outsourcing (BPO) revenues **grew over 200% in 2006.**

Dear Syntel Shareholder:

The global Information Technology (IT) market continues to evolve at breakneck speed, and Syntel is keeping pace.

In 2006, Syntel experienced another solid year of fiscal and operational performance. I'd like to share some of the highlights with you.

We continued on our perennial theme to invest for growth in 2006 with significant progress in our strategic investments in People, World-Class Infrastructure, and New Service Offerings.

In the area of **People**, the 2006 focus was on growing leaders. Close to 95 percent of our Delivery Heads were promoted from within and over 800 Syntel employees were promoted to positions of greater responsibility. These promotions included naming Keshav Murugesh as President in addition to his role as Chief Operating Officer, and selecting Arvind Godbole to fill the Chief Financial Officer position.

One of our great success stories is our **Infrastructure** program, adding six new offices and opening the doors to our state-of-the-art campus in Pune. Continued momentum on this front is planned in the year 2007 as we build the Chennai campus and expand the Pune campus.

From a **New Service Offerings** standpoint, the vertical organizations that were solidified in 2005 continued to evolve and deliver value in 2006, with vertical-specific offerings to help our customers bring innovation to the marketplace. We also achieved ISO 27001:2005 for some of our India centers and will continue to upgrade our quality and security certifications in 2007.

From a shareholder value standpoint, Syntel was pleased to pay a special, one-time dividend of $1.25 per share for all shareholders of record during the third quarter. In addition, Syntel continued to pay a $0.06 per share quarterly dividend in 2006.

On behalf of the more than 8,300 Syntellers across the globe, thank you for your continued support.

Best Regards,



Bharat Desai
Chairman and Chief Executive Officer

Global Locations

North American Regional Offices

- Boston, Massachusetts
- Cary, North Carolina
- Chicago, Illinois
- Dallas, Texas
- Memphis, Tennessee
- Miami, Florida
- Minneapolis, Minnesota
- Nashville, Tennessee
- New York, New York
- Phoenix, Arizona
- Santa Clara, California
- Santa Fe, New Mexico
- Toronto, Ontario
- Troy, Michigan

Global Development Centers

- Chennai, India
- Memphis, Tennessee
- Mumbai, India
- Nashville, Tennessee
- Phoenix, Arizona
- Pune, India

India Recruiting Centers

- Bangalore, India
- Chennai, India
- Hyderabad, India
- Mumbai, India
- New Delhi, India
- Pune, India

International Offices

- Brighton, U.K.
- Hong Kong
- Munich, Germany
- Port Louis, Mauritius
- Reading, U.K.
- Singapore
- Stuttgart, Germany

Media Awards and Recognition

- International Association of Outsourcing Professionals 2007 *The Global Outsourcing 100*
- *neoIT* and CMP's *Global Services* 2007 "Global Services 100"
- *Baseline*'s "Baseline 500"
- *Healthcare Informatics 100*
- *Dataquest* Top 50 IT Companies
- *IndUS Business Journal*, "Largest Indus Outsourcing Firms"

Quality and Security Certifications

- SEI CMMi Level 5
- ISO 9001:2000
- ISO 27001:2005
- BS 7799-2:2002

Affiliations

- IBM PartnerWorld for Developers, Member
- IBM PartnerWorld for Software, Member
- Information Technology Association of America (ITAA), Member
- LOMA, International Affiliate Member
- National Association of Software and Service Companies (NASSCOM), Member
- National Minority Supplier Development Council (NMSDC), Corporate Plus Member
- Project Management Institute (PMI), Member and Registered Education Provider
- Society for Information Management (SIM), Partner
- Sourcing Interests Group (SIG), Member

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL
RECEIVED
PROCESSING
JUN 01 2007
WASH., D.C.
186
SECTION

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
COMMISSION FILE NUMBER 0-22903

Exact name of Registrant as specified in its charter	**SYNTEL, INC.**
State or other jurisdiction of Incorporation or organization	**Michigan**
I.R.S. Employer Identification No.	**38-2312018**
Address of principal executive offices	**525 E. Big Beaver Road, Suite 300, Troy, Michigan**
Zip Code	**48083**
Registrant's telephone number, including area code	**(248) 619-2800**
Securities registered pursuant to Section 12(b) of the Act:	
Title of Class	**Common Stock, no par value**
Name of Exchange on Which Registered	**The NASDAQ Stock Market LLC**
Securities registered pursuant to Section 12(g) of the Act	**None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]
Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.	Yes [ ]	No [X]
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant has been required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	Yes [X]	No [ ]
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.	Yes [ ]	No [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [ ]
Accelerated Filer [X]
Non-Accelerated Filer [ ]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the Common Stock held by non-affiliates of the Registrant as of the last business day of the Registrant's most recently completed second fiscal quarter, June 30, 2006, based on the last sale price of $20.46 per share for the Common Stock on The NASDAQ National Market on such date, was approximately $168,178,000.

As of March 2, 2007, the Registrant had 41,110,727 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's Proxy Statement for the 2007 Annual Meeting of Shareholders to be held on or about May 25, 2007 are incorporated by reference into Part III hereof.

SYNTEL INC.
FORM 10-K

INDEX

PART I

ITEM 1. BUSINESS

References herein to the "Company" or "Syntel" refer to Syntel, Inc. and its subsidiaries worldwide on a consolidated basis.

FORWARD-LOOKING STATEMENTS

This report on Form 10-K, including without limitation the Business section, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Quantitative and Qualitative Disclosures about Market Risk, contains statements that could be construed as forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements containing words such as "could", "expects", "may", "anticipates", "believes", "estimates", "plans", and similar expressions. In addition, the Company or persons acting on its behalf may, from time to time, publish other forward-looking statements. Such forward looking statements are based on management's estimates, assumptions and projections and are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in the forward looking statements. Some of the factors that could cause future results to materially differ from the recent results or those projected in the forward-looking statements include those listed under "Item 1A. Risk Factors" and elsewhere in this Form 10-K, including the following:

- Recruitment and Retention of IT Professionals
- Government Regulation of Immigration
- Customer Concentration; Risk of Termination
- Exposure to Political and Regulatory Conditions in India
- Wage Pressures in India
- Ability to Repatriate Earnings
- Intense Competition
- Ability to Manage Growth
- Fixed-Price Engagements
- Potential Liability to Customers
- Dependence on Key Personnel
- Limited Intellectual Property Protection
- Potential Anti-Outsourcing Legislation
- Adverse Economic Conditions
- Failure to Successfully Develop and Market New Products and Services
- Benchmarking Provisions
- Corporate Governance Issues
- Telecom/Infrastructure Issues
- New Facilities
- Stock Option Accounting
- Terrorist Activity, War or Natural Disasters
- Instability and Currency Fluctuations
- Risks Related to Possible Acquisitions
- Variability of Quarterly Operating Results

For a more detailed discussion of certain of the risks associated with the Company's business, see "Item 1A. Risk Factors" in this Form 10-K. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this Form 10-K.

OVERVIEW

Syntel, incorporated under Michigan law on April 15, 1980, is a worldwide provider of Information Technology (IT) and Business Process Outsourcing (BPO) services to Global 2000 companies. The Company's service offerings are grouped into four segments: Applications Outsourcing, e-Business, Business Process Outsourcing (BPO) and TeamSourcing®. Applications Outsourcing consists of outsourcing services for ongoing management, development and maintenance of business applications. e-Business consists of practice areas in Web solutions, Customer Relationship Management (CRM), data warehousing/business intelligence and Enterprise Applications Integration (EAI) services. BPO consists of high-value, customized outsourcing solutions that enhance critical back-office outsourced solutions such as transaction processing, loan servicing, retirement processing, and collections and payment processing. Syntel's primary BPO focus is in the financial services, healthcare and insurance sectors. TeamSourcing consists of professional IT consulting services. Syntel believes that its service offerings are distinguished by its Global Delivery Model, a corporate culture focused on customer-service, responsiveness and its own internally-developed "intellectual capital", which is based on a proven set of methodologies, practices and tools for managing the IT functions of its customers.

Through Applications Outsourcing, Syntel provides high-value applications management services for ongoing management, development and maintenance of customers' business applications. Syntel assumes responsibility for and manages selected application support functions for the customer. Utilizing its developed methodologies, processes and tools, the Company is able to assimilate the customer's business process knowledge in order to develop and deliver services specifically tailored for that customer. In 2006, 2005 and 2004, Applications Outsourcing services accounted for approximately 72%, 76%, and 76% of total consolidated revenues, respectively.

Through its e-Business practices, Syntel provides strategic advanced technology services for the design, development, implementation and maintenance of solutions to enable customers to be more competitive. Many of today's advanced technology solutions are built around utilization of the Internet, which has transformed many businesses. The Company provides customized technology services in the areas of web solutions, including web architecture, web-enablement of legacy applications and portal development. The Company also provides

Customer Relationship Management (CRM) services, which involve software solutions that put Syntel's customers in closer touch with their own customers. Additionally, Syntel has entered into several alliances with leading software firms and IT application software infrastructure providers, including Ab Initio, Actuate, BEA Systems, Business Objects, Cognos, Hewlett-Packard, IBM, Informatica, MicroStrategy, Oracle, SAP, Serden Technologies and TIBCO, among others. These partnerships will provide the Company with increased opportunities for market penetration. In 2006, 2005 and 2004, e-Business accounted for approximately 14%, 14% and 16% of total consolidated revenues, respectively.

Syntel seeks to provide high-value BPO solutions to its customers, as opposed to low-value, capital-intensive voice-based BPO services. Through BPO, Syntel provides outsourced solutions for a customer's business processes, providing them with the advantage of a low-cost position and process enhancement through optimal use of technology. Syntel uses a proprietary tool called Identeon® to assist with strategic assessments of business processes, identifying the right ones for outsourcing. In the area of financial services, Syntel focuses on the middle and back-office business processes of the transaction cycle. BPO accounted for approximately 8%, 3% and 1% of the total revenues for the years ended December 31, 2006, 2005 and 2004, respectively.

Through TeamSourcing, Syntel provides professional IT consulting services directly to customers. TeamSourcing services include systems specification, design, development, implementation and maintenance of complex IT applications involving diverse computer hardware, software, data and networking technologies and practices. TeamSourcing services are provided by individual professionals and teams of professionals dedicated to assisting customer IT departments with systems projects and ongoing functions. TeamSourcing accounted for approximately 6%, 7%, and 7% of the total revenues, for the years ended December 31, 2006, 2005 and 2004, respectively.

The information set forth under Note 15 "Segment Reporting" to the Consolidated Financial Statements attached as an exhibit to this Annual Report on Form 10-K is incorporated herein by reference.

The Company's Global Delivery Model provides Syntel with flexibility to deliver to each customer a unique mix of services on-site at the customer's location, off-site at the Company's U.S. locations and offshore at Global Development Centers in Mumbai, Chennai and Pune, India. The benefits to the customer from this customized service approach include responsive delivery based on an in-depth understanding of the specific processes and needs of the customer, quick turnaround, access to the most knowledgeable personnel and best practices, resource depth, 24-hour support seven days a week and cost-effectiveness. By linking each of its service locations together through a dedicated data and voice network, Syntel provides a seamless service capability to its customers around the world largely unconstrained by geography, time zones or cultures.

Syntel provides its services to a broad range of Global 2000 companies in the financial services, healthcare, insurance, automotive, retail and other industries. During 2006 the Company provided services to 81 customers, principally in the U.S. including American Express, State Street Bank, DaimlerChrysler, Humana, and Allstate Insurance. The Company has been chosen as a preferred vendor by many of its customers and has been recognized for its quality and responsiveness. The Company seeks to develop long-term relationships with its customers so as to become a trusted business partner and enable it to expand its roles with current customers. Additionally, the Company believes that its vertical expertise, breadth of service and cultural alignment are also important decision factors in the Company being chosen as a preferred vendor. The Company has a focused sales effort that includes a strategy of migrating existing TeamSourcing customers to higher-value e-Business and Applications Outsourcing services. Recently, the Company has focused on increasing its resources in the development, marketing and sales of its Applications Outsourcing, BPO, e-Business and TeamSourcing services to expand its customer base.

The Company believes its human resources are its most valuable asset and invests significantly in programs to recruit, train and retain IT professionals. The Company recruits globally through its worldwide recruiting network and maintains a broad package of employee support programs. Syntel believes that its management structure and human resources organization is designed to maximize the Company's ability to efficiently expand its IT professional staff in response to customer needs. As of December 31, 2006, Syntel's worldwide billable headcount consisted of 5,499 consultants providing professional services to Syntel's customers.

The information set forth under Note 16 "Geographic Information" to the Consolidated Financial Statements attached as an exhibit to this Annual Report on Form 10-K is incorporated herein by reference.

INDUSTRY

Increasing globalization, rapid adoption of the Internet as a business tool and technological innovation are creating an increasingly competitive business environment that is requiring companies to fundamentally change their business processes. This change is driven by increasing demand from customers for increased quality, lower costs, faster turnaround and highly responsive and personalized service. To effect these changes and adequately address these needs, companies are focusing on their core competencies and on cost-effectively utilizing IT solutions to improve productivity, lower costs and manage operations more effectively. As a result, designing, developing and implementing advanced technology solutions are key priorities for the majority of corporations. In addition, the development and maintenance of new IT applications continues to be a high priority. This type of work requires highly skilled individuals trained in diverse technologies. However, there is a growing shortage of these individuals and many companies are reluctant to expand their IT departments through additional staffing, particularly at a time when they are attempting to minimize their fixed costs and reduce workforces. The Company believes that many organizations are concluding that using outside specialists to address their advanced technology and ongoing IT requirements enables them to develop better solutions in shorter time frames and to reduce implementation risks and ongoing maintenance costs. Those outside specialists best positioned to benefit from these trends have access to a pool of skilled technical professionals, have demonstrated the ability to manage IT resources effectively, have low-cost offshore software development facilities and can efficiently expand operations to meet customer demands.

Demand for IT services has grown significantly as companies seek ways to outsource not only specific projects for the design, development and integration of new technologies, but also ongoing management, development and maintenance of existing IT systems.

The Company believes that outsourcing the ongoing management, development and maintenance of IT applications is becoming increasingly critical to business enterprises. The difficulties of IT planning, budgeting and execution in the face of technological innovations and uncertainties, the focus on cost cutting, and a growing shortage of skilled personnel are driving senior corporate management to strategically pursue outsourcing of critical internal IT functions. Organizations are seeking an experienced IT services outsourcing provider that not only has the expertise and knowledge to address the complexities of rapidly changing technologies but also possesses the capability to understand and automate the business processes and knowledge base of the organization. In addition, the IT provider must be able to develop customized solutions to problems unique to the organization. This involves maintaining a combination of on-site, off-site and offshore professionals who know the customer's IT processes, providing access to a wide range of expertise and best practices; responsiveness and accountability to allow internal IT departments to meet organization goals; and low cost, value-added services to stay within the organization's IT budget constraints.

In today's environment, large organizations are increasingly finding that full facilities management outsourcing providers who own and manage an organization's entire IT function do not permit the organization to retain control over, or permit flexible reallocation of, its IT resources.

According to International Data Corporation (IDC), the IT services market was $446 billion in 2005 and is projected to grow at a 5.8% annual growth rate from 2006 to 2010. The 2005 NASSCOM–McKinsey report estimates that the offshore IT service industry will grow at a 24.4% compound annual growth rate from $18.4 billion in fiscal 2005 to $55.0 billion in fiscal 2010. The report estimates that India-based companies accounted for 65% of revenues in fiscal 2005 and that India will retain its dominant position as the most favored offshore IT services destination for the foreseeable future.

With the success businesses are having with outsourcing their IT services work, many have begun exploring BPO. According to IDC, the global outsourcing market was $384.5 billion in 2005 and is projected to grow at a 10.0% compound annual growth rate from 2005 through 2010 to $617.9 billion. Demand for offshore BPO services has also grown substantially in recent years. The NASSCOM-McKinsey report estimates that the offshore BPO industry will grow at a 37.0% compound annual growth rate from $11.4 billion in fiscal 2005 to $55.0 billion in fiscal 2010. The report identifies the banking and insurance industries as representing 50% of the potential offshore BPO market and estimates that providers have captured less than 10% of the total opportunity, even in industries that began outsourcing processes early on, such as insurance (life, health, property and casualty) and retail banking (including deposits and lending, credit cards, mortgages and loans). The report estimates that India-based companies accounted for 46% of offshore BPO revenue in fiscal 2005 and that India will retain its dominant position as the most favored offshore IT services destination for the foreseeable future.

COMPETITIVE ADVANTAGES

Syntel has developed mature processes to handle large, complex assignments and more efficiently deliver higher quality IT and BPO solutions through a Global Delivery Model. Management believes that Syntel's Global Delivery Model, vertical domain expertise, focus on customer service and end-to-end products are key competitive advantages.

GLOBAL DELIVERY MODEL. Syntel performs its services on-site at the customer's location, off-site at Syntel's U.S. locations and offshore at its Indian locations. By linking each of its service locations together through a dedicated data and voice network, Syntel provides a seamless service capability to its customers around the world, largely unconstrained by geographies, time zones and cultures. This Global Delivery Model gives the Company the flexibility to deliver to each customer a unique mix of on-site, off-site and offshore services to meet varying customer needs for direct interaction with Syntel personnel, access to technical expertise, resource availability and cost-effective delivery. The benefits to the customer from this customized service include responsive delivery based on an in-depth understanding of the specific processes and needs of the customer, quick turnaround, access to the most knowledgeable personnel and best practices, resource depth, 24-hour support seven days a week and cost-effectiveness. To support its Global Delivery Model, the Company currently has three Global Development Centers located in Mumbai, India; Pune, India; and Chennai, India. The Company also has a Support Center located in Cary, North Carolina. The Mumbai Global Development Centers employed, including on-site deputations outside Mumbai, 3,737 persons as of December 31, 2006 and have a capacity of approximately 3,505 people. The Pune Global Development Centers employed 1,507 people and have a capacity of approximately 1,887 people. The Chennai Global Development Centers employed 1,423 as of December 31, 2006 and have a capacity of approximately 1,513 people.

In August 2006, the Company completed Phase One of a state-of-the-art development and training campus in Pune, which included an office building with 950 seats, food court and hotel. When fully completed, the facility will cover more than one million square feet and accommodate 9,000 employees. It will be both a customer and employee focused facility, including such amenities as training facilities, cafeteria and fitness center. Syntel has also acquired additional 37 acres of land that is adjacent to this campus. It has also acquired approximately 29 acres of land in an Information Technology Park in Chennai, India. This area of land has been designated as a Special Economic Zone by the government of India.

Trusted Business Partner. The Syntel corporate culture reflects a "Customer for Life" philosophy, which emphasizes flexibility, responsiveness, cost-consciousness and a tradition of excellence. The Company recognizes that its best source for new business opportunities comes from existing customers and believes its customer service is a significant factor in Syntel's high rate of repeat business. At engagement initiation, Syntel's services are typically based on expertise in the software life cycle and underlying technologies. Over time, however, as Syntel develops an in-depth knowledge of a customer's business processes, IT applications and industry, Syntel gains a competitive advantage to perform additional higher-value IT services for that customer.

Deep Industry Expertise. Syntel has developed methodologies, toolsets and proprietary knowledge applicable to specific industries. Syntel combines deep industry knowledge with an understanding of its customer's needs and technologies to provide high-value, high-quality services. Syntel's industry expertise can be leveraged to assist other customers in the same industry, thereby improving the quality and value of its services. The Company domain expertise extends to multiple verticals, with particular strength in financial services, insurance and healthcare. For the year ended December 31, 2006 the Company's breakdown by industry vertical for financial services, healthcare, insurance, auto, retail and other was 43%, 17%, 18%, 10%, 3% and 9% respectively.

Depth and Breadth of Service Offerings. The Company provides a comprehensive range of IT services, including application development, application maintenance and support, packaged software implementation, infrastructure management services, BPO and testing services. Syntel's knowledge and experience spans multiple computing platforms and technologies, which enables it to address a range of business needs and to function as a virtual extension of its customers' IT departments. The Company offers a broad spectrum of services in select industry sectors which it leverages to capitalize on opportunities.

Proven Intellectual Capital. Over its 27-year history, Syntel has developed a proven set of methodologies, practices, tools and technical expertise for the development and management of its customers' information systems. The Company believes that its intellectual capital is an important part of its competitive advantage. The Company benefits from its own experience in transitioning from a 100% onshore service provider to a majority offshore-centric service provider. The Company employs a team of professionals whose mission is to develop and formalize Syntel's "intellectual capital" for use by the entire Syntel organization. This "intellectual capital" of Syntel includes methodologies for the selection of appropriate customer IT functions for management by Syntel, tools for the transfer to Syntel of the systems knowledge of the customer, and techniques for providing systems support improvements to the customer. The Company believes its intellectual capital enhances its ability to understand customer needs, design customized solutions and provide quality services on a timely and cost-effective basis. The Company strives to continually enhance this knowledge base by creating competencies in emerging technical fields such as Internet/intranet applications, client/server applications, object-oriented software, e-commerce and data warehousing technology. Through these efforts, the Company becomes more valuable to the customer and is often able to expand the scope of its working to existing customers.

Fixed-price and Fixed Time Frame. Syntel has historically performed approximately half of its services on a fixed-price, fixed-time frame basis, which the Company believes aligns its objectives with those of its customers. The Company delivers solutions for both enterprise-wide and departmental initiatives on a fixed-price and fixed-time frame basis using its proprietary tools and methodologies. The Company believes its ability to offer fixed-price and fixed-time frame process is an important competitive differentiator that allows the Company and its customers to better understand customers' business needs and to design, develop, integrate and implement solutions that address those needs.

BUSINESS STRATEGY

The Company's objective is to become a strategic partner with its customers in managing the full IT/BPO services life cycle by utilizing its Global Delivery Model, intellectual capital and customer service orientation. The Company plans to continue to pursue the following strategies to achieve this objective:

Leverage Global Delivery Model. The ability to deliver a seamless service capability virtually anywhere in the world from its domestic and offshore facilities gives the Company an effective ability to meet customer needs for technical expertise, best practice IT solutions, resource availability, responsive turnaround and cost-effective delivery. The Company strives to leverage this capability to provide reliable and cost-effective services to its existing customers, expand services to existing customers and to attract new customers. Moreover, the flexibility and capacity of the Global Delivery Model and the Company's worldwide recruitment and training programs enhance the ability of the Company to expand its business as the number of customers grows and their IT demands increase. The Company continues to expand the capacity of its Global Development Centers worldwide. The Company has made a significant migration of resources to offshore development locations. Measured by billable headcount, approximately 73% of services were delivered from offshore centers as of December 31, 2006 versus 52% as of December 31, 2003.

Continue to Grow Applications Outsourcing Services. Through Applications Outsourcing, the Company markets its higher value applications management services for ongoing applications management, development and maintenance. In recent years, the Company has significantly increased its investment in Applications Outsourcing services and realigned its resources to focus on the development, marketing and sales of its Applications Outsourcing and e-Business services, including the hiring of additional sales people and senior managers, redirecting personnel experienced in the sale of higher value contracts, developing proprietary methodologies, increasing marketing efforts and redirecting organizational support in the areas of finance and administration, human resources and legal.

Capitalize on Existing Capabilities in the High Growth BPO Market. The Company will grow its expertise in the area of value-added BPO solutions, primarily in the areas of financial services and insurance. By leveraging a mature Global Delivery Model and domain expertise, the Company is able to deliver process improvements as well as provide competitively priced BPO solutions. In addition to offering its existing BPO solutions, the Company also expects to build on its solution set to capitalize on additional opportunities.

Expand Customer Base and Role with Current Customers. The Company's emphasis on customer service and long-term relationships has enabled the Company to generate recurring revenues from existing customers. The Company also seeks to expand its customer base by leveraging its expertise in providing services to the financial services, healthcare, insurance, automotive, retail and other industries, as well as to government entities. With the expansion of the Company's Indian operations, the Company is increasing its marketing efforts in other parts of the world, particularly in Europe.

Attract and Retain Highly Skilled IT Professionals. The Company believes that its human resources are its most valuable asset. Accordingly, its success depends in large part upon its ability to attract, develop, motivate, retain and effectively utilize highly skilled IT professionals. Over the years, the Company has developed a worldwide recruiting network, logistical expertise to relocate its personnel and programs for human resource retention and development. The Company (1) employs professional recruiters who recruit qualified professionals throughout the U.S. and India, (2) trains employees and new recruits through both computer based training and its four training centers, one of which is located in the U.S. and three of which are located in India and (3) maintains a broad range of employee support programs, including relocation assistance, a comprehensive benefits package, career planning, a qualified stock purchase program and incentive plans. The Company believes that its management structure and human resources organization is designed to maximize the Company's ability to efficiently expand its professional IT staff in response to customer needs. The Company believes that its recent investment in its Pune, India campus has positively impacted its ability to attract and retain high quality talent.

Pursue Selective Partnership Opportunities. The Company has entered into partnership alliances with several software firms and IT application infrastructure firms, including Ab Initio, Actuate, BEA Systems, Business Objects, Cognos, Hewlett-Packard, IBM, Informatica, MicroStrategy, Oracle, SAP, Serden Technologies and TIBCO, among others. The alliances provide a strong software implementation strategy for the customer, combining the partner's software with Syntel's extensive implementation and delivery capabilities. Before entering into a partnership alliance, the Company considers a number of criteria, including: (1) technology employed, (2) projected product lifecycles, (3) size of the potential market, (4) software integration requirements of the product, and (5) the reputation of the potential partner.

SERVICE OFFERINGS

Syntel provides a broad range of IT services through its Applications Outsourcing, e-Business, BPO, and TeamSourcing service offerings.

Through Applications Outsourcing offering, the Company provides complete software applications development, maintenance and platform migration services. Through its e-Business practices, the Company provides advanced technology services in the areas of Web Solutions, Customer Relationship Management (CRM), data warehousing/business intelligence, Enterprise Application Integration (EAI) and Enterprise Resource Planning (ERP) software package implementation.

Through its BPO offerings, the Company provides a host of outsourced solutions for business processes.

Through TeamSourcing, the Company provides professional IT consulting services. During the past year, the Company has increased the personnel and resources dedicated to the development, marketing and sales of its Applications Outsourcing, e-Business, and BPO services. For the years ended December 31, 2006, 2005 and 2004, e-Business and Applications Outsourcing combined accounted for approximately 86%, 90% and 92% respectively, of the Company's revenues and TeamSourcing represented approximately 6%, 7% and 7%, respectively, of the Company's total revenues. The BPO segment started contributing revenues during the year 2004. Revenue from this segment was 8%, 3% and 1% of the Company's total revenues for the years ended December 31, 2006, 2005 and 2004, respectively.

Syntel's focus on customer service is evidenced by the high level of repeat business from existing customers and the quality awards its customers have bestowed on Syntel. In the fourth quarter of 2006, more than 95% of Syntel's revenue came from customers the Company has worked with for at least one year. Syntel has earned a host of quality awards, including the "CIO Award" from General Motors, as well as "Preferred Supplier" status with DaimlerChrysler Corporation, in which Syntel received the highest rating in each customer service category. The Company has also been recognized by Target Corporation with a "Best Business Partner Award". Syntel's development centers in India earned the highest possible quality rating of the Software Engineering Institute (SEI) Capability Maturity Model (CMM)-Level 5. Syntel is also an ISO 9001:2000 certified company and in late 2004 Syntel earned the BS 7799-2:2002 security certification for its centers in India, as well as was neoQA Certified to Level 4. During 2004, Syntel also earned a host of media awards, including *Fortune Small Business* "America's Fastest-Growing Small Companies"; "Healthcare Informatics 100"; *Diversity Business* "Top 100 Diversity Owned Businesses in the U.S."; "VARBusiness 500"; and was on the *Forbes* "200 Best Small Companies in America" list for the fifth time.

Applications Outsourcing

Syntel provides high-value application management services for ongoing management, development and maintenance of business applications. Through Applications Outsourcing, the Company assumes responsibility for, and manages selected applications support functions of the customers. The Global Delivery Model is central to Syntel's delivery of Applications Outsourcing services. It enables the Company to respond to customers' needs for ongoing service and flexibility and has provided the capability to become productive quickly on a cost-effective basis to meet timing and resource demands for mission critical applications.

Syntel has developed methodologies, processes and tools to effectively integrate and execute Applications Outsourcing engagements. Referred to as "IntelliTransfer®," this methodology is implemented in three stages of planning, transition and launch. Syntel first focuses on the customer's personnel, processes, technology and culture to develop a plan to effectively assimilate the business process knowledge of the customer. Syntel then begins to learn the business processes of the customer, and, finally, seeks to assume responsibility for performance of a particular customer applications system or systems. As the Company develops an in-depth knowledge of the customer's personnel, processes, technology and culture, Syntel acquires a competitive advantage to pursue more value-added services. The Company believes its approach to providing these services results in a long-term customer relationship involving a key Syntel role in the business processes and applications of the customer.

Because providing both e-Business and Applications Outsourcing services typically involves close participation in the IT strategy of a customer's organization, Syntel adjusts the manner in which it delivers these services to meet the specific needs of each customer. For example, if the customer's business requires fast delivery of a mission-critical applications update, Syntel will combine its on-site professionals, who have knowledge of the customer's business processes and applications, together with its global infrastructure to deliver around-the-clock resources. If the customer's need is for cost reduction, Syntel may increase the portion of work performed at its offshore Global Development Center, which has significantly lower costs. The Company believes that its ability to provide flexible service, delivery and access to resources permits responsiveness to customer needs and are important factors that distinguish its e-Business and Applications Outsourcing services from other IT service firms.

e-Business Services

Syntel provides strategic advanced technology services for the design, development, implementation and maintenance of solutions to enable customers to be more competitive. Many of today's advanced technology solutions are built around utilization of the Internet, which has transformed many businesses. The Company provides customized technology services in the areas of web solutions, including web architecture, web-enablement of legacy applications and portal development. The Company also provides CRM services, which involve software solutions that put Syntel's customers in closer touch with their own customers. Syntel helps its customers select the appropriate package software options, then customize and implement the solutions. In the area of data warehousing/business intelligence, Syntel helps customers make more strategic use of information within their businesses through the development and implementation of data warehouses and data mining tools. In the area of EAI, Syntel takes an enterprise-wide view of its customers' environment and implements package software solutions that create better integration, and therefore better information utilization, between front office and back-office applications. Additionally, the Company has effectively engaged several partnerships to provide its implementation, customization, migration and maintenance services with leading software and IT application software infrastructure providers including Ab Initio, Actuate, BEA Systems, Business Objects, Cognos, IBM, Informatica, Mercury, MicroStrategy, Oracle, SAP, Serden Technologies and TIBCO, among others. These partnerships will provide the Company with increased opportunities for market penetration.

Business Process Outsourcing (BPO)

Syntel seeks to provide high-value BPO solutions to its customers, as opposed to low-value, capital-intensive voice-based BPO services. Through BPO, Syntel provides outsourced solutions for a customer's business processes, providing them with the advantage of a low-cost position and process enhancement through optimal use of technology. Syntel uses a proprietary tool called Identeon® to assist with strategic assessments of business processes, identifying the right ones for outsourcing. In the area of financial services, Syntel focuses on the middle- and back-office business processes of the transaction cycle. Syntel's insurance BPO services include claims processing and policy administration, among others. BPO accounted for approximately 8% of revenues for the year ended December 31, 2006.

TeamSourcing®

Syntel offers professional IT consulting services directly to its customers and, to a lesser degree, in partnership with other service providers. The professional IT consulting services include individual professionals and teams of professionals dedicated to assisting customer systems projects and ongoing IT functions. This service responds to the demand from internal IT departments for additional expertise, technical skills and personnel. The Company's wide range of TeamSourcing services include IT applications systems specification, design, development, implementation and maintenance, which involve diverse computer hardware, software, data and networking technologies and practices.

Strategic Offerings Group

The Company seeks to gain a competitive advantage through its methodologies, tools and technical expertise. The Company employs a team of professionals in its Strategic Offerings Group whose mission is to develop and formalize Syntel's "intellectual capital" for use by the entire Syntel organization. The Strategic Offerings Group focuses on monitoring industry trends, creating competencies in emerging technical fields, developing new methodologies, techniques and tools such as IntelliTransfer®, creating reusable software components through its Innovate methodology to enhance quality and value on customer assignments and educating Syntel's personnel to improve marketing, sales and delivery effectiveness. The Strategic Offerings Group consists of senior technical personnel located in both the U.S. and India.

CUSTOMERS

Syntel provides its services to a broad range of Global 2000 corporations in the financial services, healthcare, insurance, automotive, retail and other industries. The Company provided services to over 81 customers, principally in the U.S. The Company also provides services to customers in Europe and Southeast Asia, many of whom are subsidiaries or affiliates of its U.S. customers. Representative customers of the Company, each of which provided revenue of at least $100,000 during 2006, include:

Financial Services

American Express Technologies
Ameriprise Financial
Boston Financial Data Services
Credit Suisse
Deutsche Bank
First Data Merchant Services (FDMS)
General Motors Acceptance Corporation (GMAC)
International Financial Data Services (IFDS)
Investors Bank & Trust
JPMorgan Chase
Moody's
Pioneer Investments
Reliance Money Ltd.
SEI Global Services
State Street Bank
Wells Fargo

Insurance

ACE INA Holdings
Allstate Insurance
American International Group (AIG)
Ameriprise Insurance
CNA
John Hancock
Stewart-Landata Technologies
UniRisX
Unitrin
Westfield Insurance
ZC Sterling

Others

Airlines Reporting Corp.
American Greetings
Brocade Communication Systems
Deloitte Consulting
DSMI
FedEx
Hewlett-Packard
Jeppesen Sanderson
Oracle
Symantec
The NewsMarket
Thomas Cook
Tektronix
Viskase Companies

Healthcare

Availity
Blue Cross and Blue Shield of North Carolina
First Health Services Corp.
HCA
Humana
McKesson
WellPoint

Retail & Logistics

1-800-FLOWERS.COM
Carillion
InfoUSA
Lowe's Companies
PepsiCo
Target Corporation

Automotive

DaimlerChrysler
Freightliner
Panasonic Automotive System
T-Systems

For the years ended December 31, 2006, 2005, and 2004, the Company's top ten customers accounted for approximately 70%, 65% and 61% of the Company's revenues, respectively. The Company's three largest customers in 2006 were American Express, State Street Bank and DaimlerChrysler Corporation contributing approximately 18%, 10% and 8% respectively, of the total revenues. The Company's largest customer for 2006, 2005 and 2004 was American Express, accounting for approximately 18%, 16% and 16% of the total consolidated revenues for the years ended December 31, 2006, 2005 and 2004, respectively.

GLOBAL DELIVERY MODEL

Syntel's Global Delivery Model gives the Company the flexibility and resources to perform services on-site at the customer's location, off-site at the Company's U.S. locations and offshore at the Company's Indian locations. By linking each of its service locations together through a dedicated data and voice network, Syntel provides a seamless service capability to its customers. The Global Delivery Model gives the Company the flexibility to deliver to each customer a customized mix of integrated on-site, off-site and offshore services to meet varying customer needs for direct interaction with Syntel personnel, access to technical expertise and best practices, resource availability and cost-effective delivery.

Through on-site service delivery at the customer's location, the Company is able to gain comprehensive knowledge concerning the customer's personnel, processes, technology and culture, and maintain direct customer contact to facilitate project management, problem solving and integration of Syntel services. Offshore service delivery at the Company's Indian locations provides the customer with the capacity to receive around-the-clock attention to applications maintenance and project development for faster turnaround, greater availability of resources, and the expertise resident in India.

The Company has developed global recruiting and training programs, which have efficiently provided skilled IT professionals to meet customer needs. In addition, the Company's sales, solutions and delivery functions are closely integrated in the Global Delivery Model so that appropriate resources can be provided to the customer at the right time and at the most advantageous location. Each customer is tracked and serviced through a multi-stage customer care process. Regular meetings are held with key project management, sales, technical, legal and finance personnel to monitor progress, identify issues and discuss solutions. As engagements evolve and customer needs change, the Company can reallocate resources responsively among these locations as necessary.

The Company's Global Development Centers located in Pune, Mumbai and Chennai, India and a Support Center located at Cary, North Carolina support the Company's Global Delivery Model.

In January 2001, the Company acquired 40 acres of land at the cost of approximately $1.0 million for construction of a state-of-the-art development and training campus in Pune, India. Phase One of the construction was completed in August 2006, which included an office building for 950 seats, food court and hotel. When fully completed, the facility will cover more than one million square feet and have capacity for 9,000 seats. It will be both a customer and employee focused facility, including such amenities as training facilities, cafeteria and fitness center. Syntel has also acquired additional 37 acres of land that is adjacent to this campus. In addition, Syntel leases two facilities in Pune, India consisting of approximately 63,490 square feet.

The Mumbai, India Global Development Center employed, including on-site deputations outside Mumbai, 3,737 persons as of December 31, 2006, and serves as the hub of the Company's Indian operations. This Global Development Center provides substantial resource depth to meet customer needs around the world, low-cost service delivery, a 24-hour customer assistance center and development of technical solutions and expertise. Mumbai also serves as the principal recruiting and training center for the Company. The Mumbai Center has been in operation for over a decade and has a capacity of approximately 3,505 people including BPO operations.

The Chennai, India Training and Global Development Center employed, including on-site deputations outside Chennai, 1,423 persons as of December 31, 2006. The Chennai facility has a capacity of approximately 1,513 persons. The Company has acquired approximately 29 acres of land in an Information Technology Park in Chennai, India. This area of land has been designated as a Special Economic Zone (SEZ) by the government of India.

Syntel leases approximately 88,642 square feet of office space in Mumbai, India, under ten leases expiring on various dates from March 1, 2007 through October 31, 2011. These facilities house IT professionals, as well as its senior management, finance and accounts, administrative personnel, human resources, recruiting and sales and marketing functions.

For facilitating its BPO operations, Syntel has leased 113,325 square feet of office space in Mumbai, India under four leases expiring on dates ranging between February 1, 2008 and January 31, 2011.

Syntel leases approximately 122,408 square feet of office space in Chennai, India, under three leases expiring on dates ranging between April 1, 2007 and March 31, 2009, all subject to the Company's option to renew for additional periods.

The Company believes that space availability in Mumbai and Chennai will accommodate short-term facility requirements and the new campus in Pune will enable the Company to meet offshore growth requirements for the next several years. The Company is also considering expanding its footprint in Tier I, Tier II and Tier III cities in India to meet its growth objectives.

SALES AND MARKETING

The Company markets and sells its services directly through its professional sales people and senior management operating principally from the Company's offices in Santa Clara, California; Phoenix, Arizona; Schaumburg, Illinois; Dallas, Texas; Minneapolis, Minnesota; New York, New York; Troy, Michigan; Cary, North Carolina; Nashville, Tennessee; Natick, Massachusetts; London, England; Hong Kong; Stuttgart, Germany and Singapore. The sales staff is aligned by industry vertical, with each salesperson provided the authority to pursue Applications Outsourcing, e-Business, BPO and, to a much lesser degree, TeamSourcing opportunities. The sales team is supported, as required, by technical expertise and subject matter experts from the Company's delivery teams.

The sales cycle for Applications Outsourcing engagements ranges from six to twelve months, depending on the complexity of the engagement. Due to this longer sales cycle, Applications Outsourcing sales executives follow an integrated sales process for the development of engagement proposals and solutions, and receive ongoing input from the Company's technical services, delivery, finance and legal departments throughout the sales process. The Applications Outsourcing sales process also typically involves a greater number of customer personnel at more senior levels of management than the TeamSourcing sales process.

HUMAN RESOURCES

The Company believes that its human resources are its most valuable asset. As of December 31, 2006, the Company had 8,364 full time employees and its worldwide billable headcount consisted of 5,499 consultants providing professional services to Syntel.

A majority of the Company's professional employees have a Bachelor of Science degree or its equivalent, or higher degrees in computer science, engineering disciplines, management, finance and other areas. Their experience level ranges from entry-level programmers to engagement managers and senior consultants with over 20 years of IT experience. The Company has personnel who are experienced in mainframe, client/server and open systems technologies, and proficient in a variety of computer programming languages, software tools, database management systems, networks, processes, methodologies, techniques and standards.

The Company has implemented a management structure and human resources organization intended to maximize the Company's ability to efficiently expand its professional staff. Although the Company believes that it has the capability to meet its anticipated future needs for IT professionals through its established recruiting and training programs, there can be no assurance that the Company will be able to hire, train or retain qualified IT professionals in sufficient numbers to meet anticipated staffing needs.

Recruiting. The Company has developed a recruiting methodology and organization which is a core competency. The Company has significantly expanded its international-based recruiting team with recruiters in Mumbai, Chennai, Hyderabad, Bangalore and Pune, India, to recruit for the Company's global requirements. The Company also has a recruiting team based in the U.S., which recruits primarily across the U.S. The Company uses a standardized global selection process that includes written tests, interviews, and reference checks.

Among the Company's other recruiting techniques are the placement of advertisements on its own web site and popular job boards, in newspapers and trade magazines, providing bonuses to its employees who refer qualified applicants, participating in job fairs and recruiting on university campuses. In addition, the Company has developed a proprietary database of talent hosted on the Internet, which is an automated tool for managing all phases of recruiting. This system enhances the ability of the Company's recruiters to select appropriate candidates and can distribute resumes directly to the recruiters.

Training. The Company uses a number of established training delivery mechanisms in its efforts to provide a consistent and reliable source for qualified IT professionals.

Syntel also maintains an Internet-based global Computer-Based Training (CBT) program with more than 200 training courses from which Syntel employees can select to enhance and develop their skills. The CBT topics cover the latest client/server topics including Object Oriented Programming, local-area and wide-area networking, e-commerce, various Microsoft products, and Web-based solutions in addition to management and related developmental areas.

The Company continued to re-skill a significant percentage of the consulting base during the last year in the latest advanced software platforms, including J2EE, Object Oriented, C++, C-Sharp, .NET, RMI CORBA, SAP, PeopleSoft, ETL, DataStage, Ab Initio, Informatica and MicroStrategy.

Since 1998, the Company has operated a Project Manager Training program. The objective of the program is to develop certified project managers to ensure consistent and quality delivery of the Company's engagements on a worldwide basis. The 12 to 18 month program consists of lecture-style classroom work, computer-based training, and on-the-job apprenticeships. The program trains students on industry "best practices" as well as Syntel-specific methods and processes. Program participants must receive certification from the Project Management Institute (PMI) before receiving Syntel branded certification.

The Company has been accepted as a Microsoft Certified Solution Partner, sponsors the Microsoft Certification Program and provides opportunities for cross training of its professionals in emerging technologies at its various development centers.

Support and Retention. The Company seeks to provide meaningful support to its employees which the Company believes leads to improved employee retention and better quality services to its customers. A significant percentage of the Company's employees have been recruited from outside the U.S. and relocated to the U.S. This has resulted in the need to provide a higher level of initial support to its employees than is common for U.S.-based employees. As a result of these activities, Syntel has developed a significant knowledge base in making foreign professionals comfortable and quickly productive in the U.S. and Europe. The Company also conducts regular career planning sessions with its employees and seeks to meet their career goals over a long-term planning horizon.

As part of its retention strategy, the Company strives to provide a competitive compensation and benefits package, including relocation reimbursement and support, medical insurance, dental options, vision eye care program, life insurance, long-term disability coverage, short-term disability options, 401(k) plan, tuition subsidy plan and health club reimbursement program. During 2005 and 2006, the Company issued incentive restricted stock to its non-employee directors and some employees as well as to some employees of its subsidiaries.

COMPETITION

The IT services industry is intensely competitive, highly fragmented and subject to rapid change and evolving industry standards. The Company competes with a variety of other companies, depending on the IT services it offers. The Company's primary competitors include system integrator firms, application software companies, professional services groups of computer equipment companies, and contract programming companies. The Company's most direct competitors include Cognizant, Infosys Technologies, Tata Consultancy Services and Wipro Technologies who utilize an integrated on-site/offshore business model comparable to that used by the Company. The Company also competes with large IT service providers with greater resources such as Accenture, Electronic Data Systems, IBM Global Services and Keane. The Company is also seeing increased competition from non-Indian sources such as China, Eastern Europe and the Philippines. In addition, the Company competes with numerous smaller local companies in the various geographic markets in which the Company operates. Many of the Company's customers choose to work with more than one IT service provider and contract with an individual provider to work on specific engagements that best match that provider's expertise.

AVAILABLE INFORMATION

Syntel makes available, free of charge, through its investor relations website its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15 (d) of the Exchange Act, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The URL for Syntel's investor relations web site is **www.syntelinc.com**.

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of the Registrant, their ages, and the position or office held by each, are as follows:

Name	Age	Position
Bharat Desai	54	Chairman and Chief Executive Officer
Neerja Sethi	52	Vice President, Corporate Affairs and Director
Keshav Murugesh	43	President and Chief Operating Officer
Arvind S. Godbole	49	Chief Financial Officer and Chief Information Security Officer
Daniel M. Moore	52	Chief Administrative Officer, General Counsel and Secretary
Rakesh Khanna	44	President Business Unit – Banking & Finance
R. S. Ramdas	52	Senior Vice President, Finance and Corporate Services
Srikanth Karra	43	Vice President, Global Human Resources
Lakshmanan Chidambaram	43	Vice President, Sales
Anil Jain	48	Business Unit Head & Senior Vice President, Insurance Vertical
Nitin Rakesh	35	Vice President and Head of B&FS BPO Operations

BHARAT DESAI is a co-founder of Syntel and serves as its Chairman of the Board, Chief Executive Officer and as a director. He has served as the Company's Chief Executive Officer and as a director since its formation in 1980 and has been the Chairman of Syntel's Board of Directors since February 1999. He also served as the Company's President since its formation until December 2006. Mr. Desai is the spouse of Ms. Sethi.

NEERJA SETHI is a co-founder of the Company and has served as a director and as Vice President, Corporate Affairs since its formation in 1980. Ms. Sethi is the spouse of Mr. Desai.

KESHAV MURUGESH was appointed President of the Company in December 2006. He also serves as the Company's Chief Operating Officer, a position to which he was appointed in October 2004. Mr. Murugesh joined the Company as Chief Financial Officer in May 2002 and continued as Acting Chief Financial Officer until his successor was appointed in May 2005. Prior to joining Syntel, Mr. Murugesh served as Vice President Finance at ITC Infotech Ltd from October 2000 to May 2002. Prior to this assignment, Mr. Murugesh served as Finance Head, Information Systems Business from August 1999 to September 2000 at ITC Ltd, India.

ARVIND GODBOLE was appointed Chief Financial Officer in December 2006 after being appointed Interim Chief Financial Officer in June 2006. Mr. Godbole was appointed the Company's Chief Information Security Officer in June 2006. He has been with the Company as Corporate Controller since March 2001 and has also been a member of the procurement team along with his usual functions as a Controller. From 1998 to 2001, Mr. Godbole was Deputy General Manager – Finance with Wockhardt Ltd., a pharmaceutical company listed on the major stock exchanges in India, where he was responsible for accounts, audit and tax planning.

DANIEL M. MOORE has served the Company as Chief Administrative Officer, Secretary, and General Counsel since August 1998.

Rakesh Khanna was appointed as Banking & Finance Business Unit President for the Company in July 2005. Prior to joining Syntel, Mr. Khanna served in senior management at i-flex Solutions Ltd., a company specializing in software products and services for banks and financial service institutions, from September 1996 to July 2005.

R.S. Ramdas was appointed as Senior Vice President, Finance and Corporate Services in January 2006 and became a member of the leadership team in February 2006. Mr. Ramdas served as Vice President of Syntel from March 2004 to January 2006 and has served with Syntel since 1990 in various positions including heading corporate tax, treasury, internal audit, global procurement and various other functions.

Srikanth Karra was appointed as Syntel's Vice President – Global Human Resources in March 2005. Prior to joining Syntel, Mr. Karra served as HR Head for India and Global Leader for Staffing and Relationship Development at GE Capital International Services, a global diversified financial services company, from 2001 to 2005.

Lakshmanan Chidambaram was appointed as Head of Sales, Banking and Financial Services and Insurance Business units in February 2006 and, in December 2006, assumed responsibility for Automotive, Healthcare and Diversified Businesses sales. Mr. Chidambaram joined Syntel in 2001 and has served in a variety of sales positions.

Anil Jain was appointed as Business Unit Head & Senior Vice President, Insurance Vertical in February 2006. Mr. Jain has been with Syntel since 1993 serving in a number of customer relationship and service delivery capacities.

Nitin Rakesh was appointed as Vice President and Head of B&FS BPO Operations in February 2006 and has been with Syntel since October 2002 in various capacities with the business BPO unit. Prior to joining Syntel, Mr. Rakesh served in various capacities in TCG Group, a company specializing in investments, real estate & software from December 1999 to September 2002, with his last assignment in the group as Head of Sales, Banking & Financial Services, for TCG Software Services.

ITEM 1A. RISK FACTORS

The following factors should be considered carefully when evaluating Syntel's business.

Failure to hire and retain a sufficient number of qualified IT professionals could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's business of delivering professional IT services is labor intensive, and, accordingly, the Company's success depends upon the Company's ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals. The Company believes that there is a growing shortage of, and significant competition for, IT professionals who possess the technical skills and experience necessary to deliver the Company's services, both in the U.S. and in India, and that such IT professionals are likely to remain a limited resource for the foreseeable future. The Company believes that, as a result of these factors, the Company operates within an industry that experiences a significant rate of annual turnover of IT personnel. The Company's business plans are based on hiring and training a significant number of additional IT professionals each year to meet anticipated turnover and increased staffing needs. The Company's ability to maintain and renew existing engagements and to obtain new business depends, in large part, on the Company's ability to hire and retain qualified IT professionals. The Company performs a portion of the Company's employee recruitment for U.S. positions in foreign countries, particularly India. Any perception among the Company's current or potential employees or foreign IT professionals that the Company's ability to assist them in obtaining permanent residency status in the U.S. has been diminished, could result in increased recruiting and personnel costs or lead to significant employee attrition or both. For the years ended December 31, 2006, 2005 and 2004 attrition was 13%, 14% and 14%, respectively. For the same periods, the number of net hires was 2,271, 1,566 and 666, respectively. There can be no assurance that the Company will be able to recruit and train a sufficient number of qualified IT professionals or that the Company will be successful in retaining current or future employees. Increased hiring by technology companies, particularly in India, and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of qualified personnel in the markets in which the Company operates and hires. Failure to hire and train or retain qualified IT professionals in sufficient numbers could have a material adverse effect on the Company's business, results of operations and financial condition.

Government regulation of immigration could impact the Company's ability to bring a sufficient number of IT professionals to the U.S. or other jurisdictions.

The Company recruits IT professionals on a global basis and, therefore, must comply with the immigration laws of the countries in which the Company operates, particularly the U.S. As of December 31, 2006, 778 IT professionals, representing approximately 52% of the Company's U.S. workforce and 9% of the Company's worldwide workforce, worked under H-1B visas (permitting temporary residence while employed in the U.S.) and another 219 IT professionals, representing 15% of the Company's U.S. workforce and 3% of the Company's worldwide workforce, worked under L-1 visas (permitting inter-company transfers of employees that have been employed with a foreign subsidiary for at least six months). U.S. federal law limits the number of new H-1B visas to be approved in any fiscal year. Currently, the total number of H-1B visas permitted is 65,000 per U.S. government fiscal year, a decrease from 195,000 of the 2003 fiscal year. In years in which this limit is reached, the Company may be unable to obtain enough H-1B visas to bring a sufficient number of foreign employees to the U.S. If the

Company were unable to obtain sufficient H-1B employees, the Company's business, results of operations and financial condition could be materially and adversely affected. Furthermore, Congress and administrative agencies have periodically expressed concerns over the levels of legal immigration into the U.S. These concerns have in the past resulted and may in the future result in proposed legislation, rules and regulations aimed at reducing the number of work visas, including L-1 and H-1B visas, that may be issued.

The Company is also subject to various immigration and work permit restrictions in other jurisdictions where the Company operates or plans to operate, including the European community. These restrictions restrain the Company's ability to increase the number of skilled professionals in certain regions and could have an adverse impact on the Company's global strategy. The impact of these regulations, including any changes to immigration and work permit regulations in particular jurisdictions, could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's business could be materially adversely affected if one of the Company's significant customers terminates its engagement of the Company or if there is a downturn in one of the industries the Company serves.

The Company has in the past derived, and believes will continue to derive, a significant portion of its revenues from a limited number of large, corporate customers. The Company's ten largest customers generated approximately 70%, 65%, and 61% of the Company's total revenues for the years ended December 31, 2006, 2005 and 2004, respectively. The Company's largest customer for the years ended December 31, 2006, 2005 and 2004, was American Express, which generated approximately 18%, 16% and 16% of the Company's total revenues for the years ended December 31, 2006, 2005 and 2004, respectively. The Company expects to continue to derive a significant portion of the Company's revenues from American Express. Failure to meet a customer's expectations could result in cancellation or non-renewal of the Company's engagement and could damage the Company's reputation and adversely affect its ability to attract new business. Many of the Company's contracts, including all of the Company's contracts with its ten largest customers, are terminable by the customer with limited notice to the company and without compensation beyond payment for the professional services rendered through the date of termination. An unanticipated termination of a significant engagement, including in connection with the acquisition of a significant customer, could result in the loss of substantial anticipated revenues and could require the Company to either maintain or terminate a significant number of unassigned IT professionals. The loss of any significant customer or engagement could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company also has derived, and expects to continue to derive, a significant portion of its revenues from customers in certain industries, including the financial services, insurance and healthcare industries. Customers in the financial services industry generated approximately 43%, 40% and 38% of the Company's revenues for the years ended December 31, 2006, 2005 and 2004, respectively. A downturn in the financial services industry or other industries from which the Company derive significant revenues could result in less revenue from current and potential customers in such industry and could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company may be affected by political and regulatory conditions, including wage increases, in India.

A significant element of the Company's business strategy is to continue to develop and expand offshore Global Development Centers in India. Changes in the political or regulatory climate of India, including the following, could have a material adverse effect on the Company's business, results of operations and financial condition:

- Political climate — In the past, India has experienced significant inflation and shortages of foreign currency and has been subject to civil unrest. No assurance can be given that the Company will not be adversely affected by changes in inflation, exchange rate fluctuations, currency controls, interest rates, tax provisions, social stability or other political, economic or diplomatic developments in or affecting India.
- Changes in liberalization policies of the government — The Indian government is significantly involved in, and exerts significant influence over, its economy. In the recent past, the Indian government has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in certain sectors of the economy, including the technology industry. Certain of these benefits directly benefited the Company including, among others, tax holidays, liberalized import and export duties and preferential rules on foreign investment. There can be no assurance that these benefits will be continued or that other similar benefits will be provided in future periods.

Wage pressures in India may reduce the Company's profit margins.

Wage pressures in India may prevent the Company from sustaining its competitive advantage and may reduce the Company's profit margins. As of December 31, 2006 approximately 73% of the Company's billable workforce was in India, and the Company anticipates that this percentage will increase over time. Wage costs in India have historically been significantly lower than wage costs in the U.S. and Europe for comparably skilled professionals, which has been one of the Company's competitive strengths. However, wage increases in India may prevent the Company from sustaining this competitive advantage and may negatively affect the Company's profit margins. Wages in India are increasing at a faster rate than in the U.S., which could result in increased costs for technology professionals, particularly project managers and other mid-level professionals. The Company may need to increase the levels of the Company's employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep the Company's wage costs low. For example, the Company recently established a long-term retention program for its senior executives and employees. In addition, under SFAS No. 123R, the Company is now required to expense stock-based awards to employees. Compensation increases may result in a material adverse effect on the Company's business, results of operations and financial condition.

The Company's ability to repatriate earnings from its foreign operations is limited by tax laws.

The Company treats earnings from its operations in India and other foreign countries as permanently invested outside the U.S. If the Company repatriates any of such earnings, the Company will incur a dividend distribution tax for distribution from India, currently 14.03% under Indian tax law, and be required to pay U.S. corporate income taxes on such earnings. As of December 31, 2006, the estimated dividend distribution taxes and U.S. corporate taxes that would be due upon repatriation of accumulated earnings from the Company's operations in India was approximately $47.1 million. If the Company decided to repatriate all undistributed repatriable earnings of foreign subsidiaries as of December 31, 2006, the Company would have accrued taxes of approximately $51.2 million.

The IT services and BPO industry are intensely competitive, and the Company may not be able to compete successfully against current and future competitors.

The IT services and BPO industry are intensely competitive, highly fragmented and subject to rapid change and evolving industry standards. The Company competes with a variety of other companies, depending on the services offered. In Applications Outsourcing and e-Business services, the Company primarily competes with domestic firms such as Accenture, Cognizant, EDS, IBM Global Services and Keane and with an increasing number of India-based companies including Infosys Technologies, Tata Consultancy Services and Wipro Technologies. The Company is also seeing increased competition from non-Indian sources such as China, Eastern Europe and the Philippines. In BPO, the Company primarily competes with other offshore BPO vendors including HCL, Wipro Technologies and WNS. In professional IT staffing engagements, the Company's primary competitors include participants from a variety of market segments, including systems consulting and implementation firms, applications software development and maintenance firms, service groups of computer equipment companies and temporary staffing firms. Many of the Company's competitors have substantially greater financial, technical and marketing resources and greater name recognition than it does. As a result, they may be able to compete more aggressively on pricing, respond more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the development and promotion of IT services and BPO than the Company does. India-based companies also present significant price competition due to their competitive cost structures and tax advantages. In addition, there are relatively few barriers to entry into the Company's markets and the Company has faced, and expects to continue to face, additional competition from new IT service and BPO providers. Further, there is a risk that the Company's customers may elect to increase their internal resources to satisfy their IT services needs as opposed to relying on a third-party vendor like the Company. The IT services industry is also undergoing consolidation, which may result in increased competition in the Company's target markets. Increased competition could result in price reductions, reduced operating margins and loss of market share. There can be no assurance that the Company will be able to compete successfully with existing or new competitors or that competitive pressures will not materially adversely affect the Company's business, results of operations and financial condition.

The Company may not be able to successfully manage the rapid growth of the Company's business.

The Company has recently experienced a period of rapid growth in revenues that places significant demands on the Company's managerial, administrative and operational resources. Additionally, the longer-term transition in the Company's delivery mix from on-site to offshore staffing has also placed additional operational and structural demands on it. The Company's future growth depends on recruiting, hiring and training IT professionals, increasing the Company's international operations, expanding its U.S. and offshore capabilities, adding effective sales and management staff and adding service offerings. Effective management of these and other growth initiatives will require that the Company continue to improve its infrastructure, execution standards and ability to expand services. Failure to manage growth effectively could have a material adverse effect on the quality of the Company's services and engagements, the Company's ability to attract and retain IT professionals, the Company's prospects and the Company's business, results of operations and financial condition.

The Company's Applications Outsourcing services require increased attention from senior management and the Company's e-Business and BPO practices require increased sales and marketing.

In recent years, the Company has realigned existing personnel and resources and has invested incrementally in the development of the Company's Applications Outsourcing business with increased focus on outsourcing services for ongoing applications management, development and maintenance. Applications Outsourcing services generally require a longer sales cycle (up to twelve months) and generally require approval by more senior levels of management within the customer's organization, as compared with traditional IT staffing services. Pursuing such sales requires significant investment of time, including by the Company's senior management, and may not result in additional business. The Company has also invested in the development of the Company's e-Business and BPO practices. Many e-Business engagements are short in duration (three to six months), requiring increased sales and marketing. There can be no assurance that the Company's increased focus on the Company's Applications Outsourcing, e-Business and BPO practices will be successful, and any failure of such strategy could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's fixed-price engagements may commit it to unfavorable terms.

The Company undertakes development and maintenance engagements which are billed on a fixed-price basis in addition to the engagements billed on time-and-materials basis. Fixed-price revenues from development and maintenance activity represented approximately 42%, 50% and 54% of total revenues for the years ended December 31, 2006, 2005 and 2004, respectively. The Company's strategy includes increasing the percentage of the Company's revenues derived from fixed-price engagements. Any failure to estimate accurately the resources and time required to complete a fixed-price engagement on time and to the required quality levels or any unexpected increase in the cost to the Company of IT professionals, office space or materials could expose the Company to risks associated with cost overruns and could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company may be liable to its customers for disclosure of confidential information or if the Company does not fulfill its obligations under its engagements.

The Company may be liable to its customers for damages caused by disclosure of confidential information or system failures. The Company is often required to collect and store sensitive or confidential customer data. Many of the Company's customer agreements do not limit its potential liability for breaches of confidentiality. If any person, including any of the Company's employees, penetrates the Company's network security or misappropriates sensitive data, the Company could be subject to significant liability from its customers or from their customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential customer data, whether through breach of the Company's computer systems, systems failure or otherwise, could also damage the Company's reputation and cause it to lose existing and potential customers. Many of the Company's engagements involve IT services that are critical to the operations of the Company's customers' businesses. Any failure or inability to meet a customer's expectations in the performance of services could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. There can be no assurance that the limitations of liability set forth in the Company's service contracts will be enforceable in all instances or would otherwise protect it from liability for damages. In addition, the costs of defending against any such claims, even if successful, could be significant.

There can be no assurance that the Company's insurance coverage will continue to be available on reasonable terms, will be available in sufficient amounts to cover one or more large claims or defense costs, or that the Company's insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that are uninsured, exceed available insurance coverage or result in changes to the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect the Company's business, results of operations and financial condition.

The Company depends on the efforts and ability of key personnel, including the Company's Chief Executive Officer.

The Company's success is highly dependent on the efforts and abilities of Bharat Desai, the Company's co-founder, Chairman, and Chief Executive Officer, and other key personnel. The diminution or loss of the services of Mr. Desai or other key personnel for any reason could have a material adverse effect on the Company's business, operating results and financial condition. The Company does not maintain key man life insurance on Mr. Desai or any other key personnel.

The Company's business could be materially adversely affected if the Company does not protect its intellectual property or if the Company's services are found to infringe on the intellectual property of others.

The Company's success depends in part on certain methodologies, practices, tools and technical expertise the Company utilizes in designing, developing, implementing and maintaining applications and other proprietary intellectual property rights. In order to protect the Company's rights in these various intellectual properties, the Company relies upon a combination of nondisclosure and other contractual arrangements as well as trade secret, copyright and trademark laws. The Company also generally enters into confidentiality agreements with its employees, consultants, customers and potential customers and limits access to and distribution of the Company's proprietary information.

The Company presently holds no patents or registered copyrights. The Company hold several trademarks or service marks, including: Syntel®, registered in the U.S. and Germany; Consider IT Done®, registered in the U.S. and Germany; Identeon®; IntelliSourcing®; IntelliTransfer®; SkillBay®; TeamSourcing®; Total ERP Applications Methodology (TEAM)®; Latest-to-Legacy®; New2USA.com®; and Digital Blueprinting-Build-Optimize®. The Company also has submitted U.S. federal and foreign trademark applications for the names of additional service offerings. There can be no assurance that the Company will be successful in maintaining or obtaining trademarks for these trade names. India is a member of the Berne Convention, an international intellectual property treaty, and has agreed to recognize protections on intellectual property rights conferred under the laws of foreign countries, including the laws of the U.S. There can be no assurance that the laws, rules, regulations and treaties in effect in the U.S. and India and the contractual and other protective measures the Company takes are adequate to protect it from misappropriation or unauthorized use of the Company's intellectual property, or that such laws will not change. In particular, the laws of India could change in ways that may prevent or restrict the transfer of software components, libraries and toolsets from India to the U.S. There can be no assurance that the Company will be able to detect unauthorized use and take appropriate steps to enforce the Company's rights, or that any such steps will be successful. Infringement by others of the Company's intellectual property, including the costs of enforcing the Company's intellectual property rights, could have a material adverse effect on the Company's business, results of operations and financial condition.

Although the Company believes that its intellectual property does not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against it in the future or that any such claim, if asserted, would not be successful. The costs of defending any such claims could be significant, and any successful claim could require the Company to modify, discontinue or change the name of any of its services. Any such changes could have a material adverse effect on the Company's business, results of operations and financial condition.

Future legislation in the U.S. and abroad could significantly impact the ability of the Company's customers to utilize the Company's services.

The issue of companies outsourcing services abroad has become a topic of political discussion in the U.S. and other countries. Measures aimed at limiting or restricting outsourcing have been enacted in a few states, and there is currently legislation pending in several states and at the federal level. The measures that have been enacted to date have not significantly adversely affected the Company's business. There can be no assurance that pending or future legislation that would significantly adversely affect the Company's business will not be enacted. If enacted, such measures are likely to fall within two categories: (1) a broadening of restrictions on outsourcing by government agencies and on government contracts with firms that outsource services directly or indirectly, and/or (2) measures that impact private industry, such as tax disincentives, restrictions on the transfer or maintenance of certain information abroad and/or intellectual property transfer restrictions. In the event that any such measures are enacted, or if the prospect of such measures being enacted increases, the ability of the Company's customers to utilize its services could be restricted or become less economical and the Company's business, results of operations and financial condition could be adversely affected.

The Company's margins may be adversely affected if demand for the Company's services slows.

If demand for the Company's services slows, the Company's utilization and billing rates for its technology professionals could be adversely affected, which may result in lower gross and operating profits.

The Company's future success depends on its ability to market new services, including end-to-end business solutions, to the Company's existing and new customers.

Over the past several years, the Company has been expanding the nature and scope of its engagements by extending the breadth of services the Company offers. The success of the Company's service offerings depends, in part, upon continued demand for such services by the Company's existing and new customers and the Company's ability to meet this demand in a cost competitive and effective manner. In addition, the Company's ability to effectively offer a wider breadth of end-to-end business solutions depends on its ability to attract existing or new customers to these service offerings. To obtain engagements for the Company's end-to-end solutions, the Company also is more likely to compete with large, well-established international consulting firms as well as other India-based technology services companies, resulting in increased competition and marketing costs. The Company's new service offerings may not effectively meet customer needs, and the Company may be unable to attract existing and new customers to these service offerings. The increased breadth of the Company's service offerings may also result in larger and more complex customer projects, which will require that the Company establish closer relationships with its customers, and potentially with other technology service providers and vendors, and develop a more thorough understanding of the Company's customers' operations. The Company's ability to establish these relationships will depend on a number of factors including the proficiency of the Company's technology professionals and its management personnel and the willingness of the Company's existing and potential customers to provide it with information about their businesses. If the Company is not able to successfully market and provide the Company's new and broader service offerings, the Company's business, results of operations and financial condition could be materially adversely affected.

The Company's business could be adversely affected if the Company does not anticipate and respond to technology advances in the Company's and the Company's customers' industries.

The Company's business will suffer if the Company fails to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which the Company focus. The technology services and BPO markets are characterized by rapid technological change, evolving industry standards, changing customer preferences and frequent new product and service introductions. The Company's future success will depend on the Company's ability to anticipate these advances and develop new product and service offerings to meet the Company's existing and potential customers' needs. The Company may fail to anticipate or respond to these advances in a timely manner, or, if the Company does respond, the services or technologies the Company develops may not be successful in the marketplace. Further, products, services or technologies that are developed by the Company's competitors may render the Company's services non-competitive or obsolete. If the Company does not respond effectively to these changes, the Company's business, results of operations and financial condition could be materially adversely affected.

The Company may be required to include benchmarking provisions in future engagements, which could have an adverse effect on the Company's revenues and profitability.

As the size and duration of the Company's customer engagements increase, the Company's current and future customers may require benchmarking provisions. Benchmarking provisions allow a customer in certain circumstances to request that a benchmark study prepared by an agreed upon third-party comparing the Company's pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, the Company could then be required to reduce the pricing for future services to be performed under the balance of the contract, which could have an adverse impact on the Company's revenues and profitability.

The Company is subject to corporate governance and disclosure requirements that have resulted and likely will continue to result in increased costs and management attention.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to the Company's compliance policies and increases the Company's costs of compliance. Changing laws, regulations and standards include those relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ Global Select Market rules. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. The Company's efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, new laws, regulations and standards regarding corporate governance may make it more difficult for the Company to obtain director and officer liability insurance. Further, the Company's board members, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with their performance of duties. As a result, the Company may face difficulties attracting and retaining qualified board members and executive officers, which could harm the Company's business. If the Company fails to comply with new or changed laws or regulations and standards differ, the Company's business and reputation may be harmed.

While the Company believes it currently has adequate internal control over financial reporting, the Company is required to assess its internal controls over financial reporting on an annual basis. Any future adverse results from such assessment could result in a loss of investor confidence in the Company's financial reporting and have an adverse effect on the Company's stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 and the accompanying rules and regulations promulgated by the SEC to implement it requires the Company to include in the Company's Form 10-K an annual report by the Company's management regarding the effectiveness of the Company's internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of the Company's internal control over financial reporting as of the end of the Company's fiscal year. This assessment must include disclosure of any material weaknesses in the Company's internal control over financial reporting identified by management.

The Committee of Sponsoring Organizations of the Treadway Commission (COSO) provides a framework for companies to assess and improve their internal control systems. The Public Company Accounting Oversight Standard No. 2 (Standard No. 2) provides the professional standards and related performance guidance for auditors to attest to, and report on, management's assessment of the effectiveness of internal control over financial reporting under Section 404. Management's assessment of internal control over financial reporting requires management to make subjective judgments and, particularly because Standard No. 2 is newly effective, some of the judgments will be in areas that may be open to interpretation and therefore the report may be uniquely difficult to prepare, and the Company's independent auditors may not agree with management's assessment.

During this process, if the Company's management identifies one or more material weaknesses in the Company's internal control over financial reporting that cannot be remediated in a timely manner, the Company will be unable to conclude such internal control is effective. While the Company currently believes its internal control over financial reporting is effective, the effectiveness of the Company's internal controls in future periods is subject to the risk that the Company's controls may become inadequate because of changes in conditions, and, as a result, the degree of compliance of the Company's internal control over financial reporting. If the Company is unable to conclude that the Company's internal control over financial reporting is effective as of December 31, 2007 (or if the Company's independent auditors are unable to attest that the Company's management's report is fairly stated or they are unable to express an opinion on the effectiveness of the Company's internal controls), the Company could lose investor confidence in the accuracy and completeness of its financial reports, which would have an adverse effect on the Company's stock price.

The Company relies on global telecommunications infrastructure to maintain communication between its various locations and the Company's customers' sites.

Disruptions in telecommunications, system failures, or virus attacks could harm the Company's ability to execute the Company's Global Delivery Model, which could result in customer dissatisfaction and a reduction of the Company's revenues. A significant element of the Company's Global Delivery Model is to continue to leverage and expand the Company's Global Development Centers. The Company's Global Development Centers are linked with a redundant telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. The Company may not be able to maintain active voice and data communications between its various Global Development Centers and between the Company's Global Development Centers and the Company's customers' sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant failure in the Company's ability to communicate could result in a disruption in business, which could hinder the Company's performance or its ability to complete projects on time. This, in turn, could lead to customer dissatisfaction and a material adverse effect on the Company's business, results of operations and financial condition.

There are risks associated with the Company's investment in new facilities and physical infrastructure.

The Company's business model includes developing and operating Global Development Centers in order to support the Company's Global Delivery Model. The Company has Global Development Centers located in Mumbai, Pune and Chennai, India and in August 2006, the Company completed Phase One of the construction of a development and training campus in Pune, India, including an office building for 950 seats, food court and hotel. However, the full completion of the development of the Pune facility is contingent on the Company's funding the continuation of the construction and obtaining appropriate construction and other permits from the Indian government. The Company cannot make any assurances that the construction of the facility or any future facilities that the Company may develop, including any facilities on the land acquired by the Company that is in an Information Technology Park located in Chennai, India, will occur on a timely basis or that they will be completed. If the Company is unable to complete the construction of the Pune facility or future facilities, the Company's business, results of operation and financial condition will be adversely affected. In addition, the Company is developing the Pune facility in expectation of increased growth in the Company's business. If the Company's business does not grow as expected, the Company may not be able to benefit from its investment in this or other facilities.

The Company's earnings are affected by application of SFAS No. 123R.

The Company began expensing stock options and other stock-based awards in accordance with the Financial Accounting Standards Board's recently issued FASB Statement No. 123 (revised 2004) "Share-Based Payment" (SFAS No. 123R) in fiscal 2006. SFAS No. 123R requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Stock-based payments include stock option grants and other transactions under stock plans. The Company grants options to purchase common stock to some of its employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. In addition, the Company has issued shares of incentive restricted stock to its non-employee directors and employees. During the year ended December 31, 2006 the Company recorded $2.46 million of expense for equity-based compensation (including charge for restricted stock and dividend). The assumptions used in calculating and estimating future costs under SFAS No. 123R are highly subjective and changes in these assumptions could significantly affect the Company's future earnings.

Terrorist activity, war or natural disasters could make travel and communication more difficult and adversely affect the Company's business.

Terrorist activity, war or natural disasters could adversely affect the Company's business, results of operations and financial condition. Terrorist activities, other acts of violence or war, or natural disasters have the potential to have a direct impact on the Company's customers. Such events may disrupt the Company's ability to communicate between the Company's various Global Development Centers and between the Company's Global Development Centers and the Company's customers' sites, make travel more difficult, make it more difficult to obtain work visas for many of the Company's technology professionals and effectively curtail the Company's ability to deliver the Company's services to the Company's customers. Such obstacles to business may increase the Company's expenses and materially adversely affect the Company's business, results of operations and financial condition. In addition, many of the Company's customers visit several technology services firms prior to reaching a decision on vendor selection. Terrorist activity, war or natural disasters could make travel more difficult and delay, postpone or cancel decisions to use the Company's services.

The Company is subject to risks of fluctuation in the exchange rate between the U.S. dollar and the Indian rupee.

The Company holds a significant amount of its cash in Indian rupees. Accordingly, changes in exchange rates between the Indian rupee and the U.S. dollar could have a material adverse effect on the Company's revenues, other income, cost of services sold, gross margin and net income, which may in turn have a negative impact on the Company's business, operating results and financial condition. The exchange rate between the Indian rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. The

Company expects that a majority of the Company's revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of the Company's expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of the Company's operations are adversely affected as the Indian rupee appreciates against the U.S. dollar.

Any future business combinations, acquisitions or mergers would expose the Company to risks, including that the Company may not be able to successfully integrate any acquired businesses.

The Company has expanded, and may continue to expand, the Company's operations through the acquisition of additional businesses. Financing of any future acquisition could require the incurrence of indebtedness, the issuance of equity (common or preferred) or a combination thereof. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial expense, delays or other operational or financial risks and problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or legal liabilities and amortization of acquired intangible assets. For example, in 2002, the Company incurred a charge in connection with a payment made to the former owners of a business acquired by the Company in 1999. In addition, any customer satisfaction or performance problems within an acquired firm could have a material adverse impact on the Company's reputation as a whole. There can be no assurance that any acquired businesses would achieve anticipated revenues and earnings. Any failure to manage the Company's acquisition strategy successfully could have a material adverse effect on the Company's business, results of operations and financial condition.

Variability of quarterly operating results.

The Company has experienced and expects to continue to experience fluctuations in revenues and operating results from quarter to quarter due to a number of factors, including: the timing, number and scope of customer engagements commenced and completed during the quarter; progress on fixed-price engagements; timing and cost associated with expansion of the Company's facilities; changes in IT professional wage rates; the accuracy of estimates of resources and time frames required to complete pending assignments; the number of working days in a quarter; employee hiring, attrition and utilization rates; the mix of services performed on-site, off-site and offshore; termination of engagements; start-up expenses for new engagements; longer sales cycles for Applications Outsourcing engagements; customers' budget cycles; and investment time for training. Because a significant percentage of the Company's selling, general and administrative expenses are relatively fixed, variations in revenues may cause significant variations in operating results. It is possible that Company's operating results could be below or above the expectations of market analysts and investors. In such event, the price of the Company's common stock would likely be materially adversely affected. No assurance can be given that quarterly results will not fluctuate causing an adverse effect on the Company's financial condition at the time.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company's headquarters and principal administrative, sales and marketing, and system development operations are located in approximately 14,600 square feet of leased space in Troy, Michigan. The Company occupies these premises under a lease expiring in March 2007. The Company has a telecommunications hub located in approximately 3,200 square feet of leased space in Cary, North Carolina under a lease which expires July 31, 2010. The Company also leases office facilities in Santa Clara, California; Phoenix, Arizona; Schaumburg, Illinois; Dallas, Texas; Minneapolis, Minnesota; New York, New York; Nashville, Tennessee; Natick, Massachusetts; Berkshire, England; Stuttgart, Germany; and Singapore.

The Company's Global Development Centers are located in: Pune, Mumbai and Chennai, India and a Support Center located at Cary, North Carolina support the Company's Global Delivery Model.

In January 2001, the Company acquired 40 acres of land at the cost of approximately $1.0 million for construction of a state-of-the-art development and training campus in Pune, India. Phase One of the construction was completed in August 2006, which included an office building for 950 seats, food court and hotel. When fully completed, the facility will cover more than one million square feet and have capacity for 9,000 seats. It will be both a customer and employee focused facility, including such amenities as training facilities, cafeteria and fitness center. Syntel has also acquired additional 37 acres of land that is adjacent to this campus. In addition, Syntel leases two facilities in Pune, India consisting of approximately 63,490 square feet.

The Mumbai, India Global Development Center, which employed, including on-site deputations outside Mumbai, 3,737 persons as of December 31, 2006, serves as the hub of the Company's Indian operations. This Global Development Center provides substantial resource depth to meet customer needs around the world, low-cost service delivery, a 24-hour customer assistance center and development of technical solutions and expertise. Mumbai also serves as the principal recruiting and training center for the Company. The Mumbai Center has been in operation for over a decade and has a capacity of approximately 3,505 people including BPO operations.

The Chennai Training and Global Development Center employed, including on-site deputations outside Chennai, 1,423 persons as of December 31, 2006. The Chennai facility has a capacity of approximately 1,513 persons. The Company has acquired approximately 29 acres of land in an Information Technology Park in Chennai, India. This area of land has been designated as a Special Economic Zone (SEZ) by the government of India.

Syntel leases approximately 88,642 square feet of office space in Mumbai, India, under ten leases expiring on various dates from March 1, 2007 through October 31, 2011. These facilities house IT professionals, as well as its senior management, finance and accounts, administrative personnel, human resources, recruiting and sales and marketing functions.

For facilitating its BPO operations, Syntel has leased 113,325 square feet of office space in Mumbai, India under four leases expiring on dates ranging between February 1, 2008 and January 31, 2011.

Syntel leases approximately 122,408 square feet of office space in Chennai, India under three leases expiring on dates ranging between April 1, 2007 and March 31, 2009, all subject to the Company's option to renew for additional periods.

The Company believes that space availability in Mumbai and Chennai will accommodate short-term facility requirements and the new campus in Pune will enable the Company to meet offshore growth requirements for the next several years. The Company is also considering expanding its footprint in Tier I, Tier II and Tier III cities in India to meet its growth objectives.

ITEM 3. LEGAL PROCEEDINGS

While the Company is a party to ordinary routine litigation incidental to the business, the Company is not currently a party to any material legal proceeding or governmental investigation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's shareholders during the fourth quarter of the year ended December 31, 2006.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(a) The Company's Common Stock is traded on the NASDAQ National Global Select Market under the symbol "SYNT." The following table sets forth, for the periods indicated, the range of high and low sales prices per share of the Company's Common Stock as reported on NASDAQ for each full quarterly period in 2005 and 2006.

Period	High	Low
First Quarter, 2005	$ 19.530	$ 15.930
Second Quarter, 2005	18.730	15.750
Third Quarter, 2005	19.490	16.140
Fourth Quarter, 2005	22.000	18.380
First Quarter, 2006	22.190	17.000
Second Quarter, 2006	23.000	18.030
Third Quarter, 2006	23.120	19.260
Fourth Quarter, 2006	29.520	22.210

(b) There were approximately 610 shareholders of record and 5,000 beneficial holders on March 2, 2007.

(c) The Board of Directors has declared a quarterly dividend of $0.06 per share during each quarter of the Company's last two fiscal years. In addition, the Board of Directors at its meetings dated August 14, 2006 and March 3, 2005 declared a special cash dividend of $1.25 and $1.50 per share respectively, payable to Syntel shareholders of record at the close of business on August 31, 2006 and March 14, 2005 respectively. The Company paid total cash dividends of $1.49 and $1.74 per share for the years ended December 31, 2006 and 2005, respectively.

(d) EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth, with respect to the Company's equity compensation plans, (i) the number of shares of common stock to be issued upon the exercise of outstanding options, (ii) the weighted average exercise price of outstanding options and (iii) the number of shares remaining available for future issuance, as of December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights ($)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (1)]
Equity compensation plans approved by shareholders	208,869	$13.07	2,300,434
Equity compensation plans not approved by shareholders	-	-	-
TOTAL	**208,869**	**$13.07**	**2,300,434**

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return on the Company's Common Stock to the cumulative total shareholder returns for the S&P 500 Stock Index and for an index of peer companies selected by the Company. The period for comparison is for five years from December 31, 2001, through December 31, 2006, the end of the Company's last fiscal year. The peer group index is composed of CIBER, Inc., Computer Horizons Corp., Computer Sciences Corporation, Electronic Data Systems Corporation, Keane, Inc., and Sapient Corporation. These companies were selected based on similarities in their service offerings and their competitive position in the industry.

Comparison of Five-Year Cumulative Total Return Among Syntel, Inc., S&P 500 Stock Index And an Index of Peer Companies [1]

Company/Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Syntel, Inc.	$100	$162	$202	$136	$161	$207
S&P 500 Stock Index	$100	$77	$97	$106	$109	$124
Peer Group Index	$100	$46	$62	$62	$63	$67

1 Assumes that the value of an investment in Syntel's Common Stock and each index was $100 on December 31, 2001 and that all dividends were reinvested.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

SYNTEL, INC. & SUBSIDIARIES

The following tables set forth selected consolidated financial data and other data concerning Syntel, Inc. for each of the last five years. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto.

YEAR ENDED DECEMBER 31,	2006	2005	2004	2003	2002
	(In thousands, except share data)				
STATEMENT OF INCOME DATA					
Net revenues (1)	$ 270,229	$ 226,189	$ 186,573	$ 179,507	$ 161,507
Cost of revenues	167,980	135,043	107,120	101,699	94,010
Gross profit	102,249	91,146	79,453	77,808	67,497
Selling, general and administrative expenses	49,374	44,917	36,999	28,278	31,421
(Reduction in) reserve requirements applicable to Métier transaction (2)	-	-	-	(882)	(5,698)
Income from operations	52,875	46,229	42,454	50,412	41,774
Other income, principally interest	4,894	4,592	3,773	3,168	3,191
Income before income taxes	57,769	50,821	46,227	53,580	44,965
Income tax provision (3)	6,853	20,500	5,253	13,242	12,338
Income before loss from equity investments and investment write off	50,916	30,321	40,974	40,338	32,627
Loss from equity investments and investment write offs (net of tax)	–	–	–	34	141
Net income	$50,916	$30,321	$40,974	$40,304	$32,486
Net income per share, diluted	$1.24	$0.75	$1.01	$0.99	$0.81
Weighted average shares outstanding, diluted	41,095	40,651	40,469	40,797	39,917
Cash dividends declared per common share	$ 1.49	$ 1.74	$ 0.24	$1.37	-

AS OF DECEMBER 31,	2006	2005	2004	2003	2002
	(In thousands, except headcount data)				
BALANCE SHEET DATA					
Working capital	$105,563	$120,866	$170,786	$142,207	$144,487
Total assets	197,689	198,161	226,968	185,198	183,572
Total shareholders' equity	149,742	152,278	190,642	153,406	154,844
OTHER DATA					
Billable headcount in U.S.	1,405	1,341	1,145	1,138	1,111
Billable headcount in India	4,006	3,006	1,906	1,376	943
Billable headcount at other locations	88	109	121	150	101
Total billable headcount	5,499	4,456	3,172	2,664	2,155

(1) Stock Warrants Sales Incentive

During 2002, the Company granted to a significant customer immediately exercisable warrants entitling the customer to purchase 322,210 shares of the Company's stock at an exercise price of $7.25 per share. The stated exercise price was based upon the customer achieving a specified minimum level of purchases of services (the "Performance Milestone) from the Company over a specified performance period that ended on October 16, 2003. The customer exercised the warrant in February 2003 and received 209,739 shares in a cashless exercise.

The customer earned the sales incentive as they met the performance milestone over the specified performance period that ended on October 16, 2003.

In accordance with EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products", the Company has recorded the value of sales incentive as a reduction of revenues, to the extent of revenues earned up to October 16, 2003.

The measurement of the sales incentive, which previously was based on the market value of the Company's stock at each period end, was finalized based on sale of the shares in quarter ended September 30, 2003 by the customer at an average sale price of

$22.31. Accordingly, the final value of the sales incentive was $4.7 million.

Cumulatively, the Company had recorded $2.9 million of the sales incentive as a reduction of revenue up to December 31, 2002. The remaining sales incentive of $1.8 million was recorded during the year 2003.

The Company has also granted the same customer certain additional performance warrants at significantly higher performance milestones. During the year the time lines specified for these warrants have expired. The performance milestones have not been achieved and hence there would be no financial implication due to these warrants.

(2) Acquisitions
Métier, Inc.

During 1999, the Company acquired substantially all the business and assets of Métier, Inc. The consideration for the Métier acquisition in 1999 included a $1.6 million dollar payment to the Métier shareholders, which was to be made in April 2000, and 300,000 shares of Syntel Common Stock, which were to be issued in September 2000. During 2000, the Company entered into litigation with the former shareholders of Métier and consequently, the $1.6 million dollar payment was not made and the 300,000 shares were not issued. In April 2002, the Company reached a resolution with the Métier shareholders wherein the $1.6 million dollar payment was not made, the 300,000 shares was not issued and the Company paid $2.3 million in settlement and legal costs. Additionally, during the last quarter of 2002, the Company also settled certain of the Métier related and other litigation and in connection with these settlements, the Company reversed an accrual of approximately $5.7 million of the accrued Métier liability during 2002 having an earnings per share impact of $0.08 per share. The final settlements relating to the Métier liability was made during the third quarter of 2003 and accordingly, the remaining accrual of approximately $0.9 million was also reversed.

(3) The tax rate for the year ended December 31, 2006 was impacted by reversal of $2.0 million of the accrual for income taxes related to the year 2002. Without the above, the effective tax rate for the year ended December 31, 2006 would have been 15.3%. During the year ended December 31, 2005 the tax rate was impacted by reversal of $2.6 million of the accrual of income taxes related to year 2001, provision for valuation allowance of $1.7 million and the tax related to the dividend repatriation of $12.3 million. Without the above, the effective tax rate for the year ended December 31, 2005 would have been 17.8%. During year ended December 31, 2004, the tax rate was impacted by reversal of $1.7 million of the accrual of income taxes related to the year 2000; tax credit of $0.5 million in Syntel India and the research and development tax credit of $0.5 million in Syntel, Inc. Without the above, the effective income tax rate during the year ended December 31, 2004 would have been 17.3%.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

The Company believes the following critical accounting policies, among others, involve its more significant judgments and estimates used in the preparation of its consolidated financial statements. The Company has discussed the critical accounting policies and estimates with the Audit Committee of the Board of Directors.

REVENUE RECOGNITION. Revenue recognition is the most significant accounting policy for the Company. The Company recognizes revenue from time-and-material contracts as services are performed. During the years ended December 31, 2006, 2005 and 2004, revenues from time-and-material contracts constituted 58%, 50% and 46%, respectively of total revenues. Revenue from fixed-price, application management, and maintenance and support engagements is recognized as earned, which generally results in straight-line revenue recognition as services are performed continuously over the term of the engagement. During the years ended December 31, 2006, 2005 and 2004, revenues from fixed-price application management and support engagements constituted 26%, 29% and 33%, respectively.

Revenue on fixed-price development projects is measured using the proportional performance method of accounting. Performance is generally measured based upon the efforts incurred to date in relation to the total estimated efforts to the completion of the contract. The Company monitors estimates of total contract revenues and cost on a routine basis throughout the delivery period. The cumulative impact of any change in estimates of the contract revenues or costs is reflected in the period in which the changes become known. In the event that a loss is anticipated on a particular contract, provision is made for the estimated loss. The Company issues invoices related to fixed-price contracts based on either the achievement of milestones during a project or other contractual terms. Differences between the timing of billings and the recognition of revenue based upon the proportional performance method of accounting are recorded as revenue earned in excess of billings or deferred revenue in the accompanying financial statements. During the years ended December 31, 2006 2005 and 2004, revenues from fixed-price development contracts constituted 16%, 21% and 21%, respectively.

Significant Accounting Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the reporting period. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. The Company bases its estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

REVENUE RECOGNITION. The use of the proportional performance method of accounting requires that the Company make estimates about its future efforts and costs relative to the fixed-price contracts. While the Company has procedures in place to monitor the estimates throughout the performance period, such estimates are subject to change as each contract progresses. The cumulative impact of any such changes is reflected in the period in which the changes become known.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. The Company records an allowance for doubtful accounts based on a specific review of aged receivables. The provision for the allowance for doubtful accounts is recorded in selling, general and administrative expenses. At December 31, 2006 and 2005, the allowance for doubtful accounts was $2.8 million and $2.6 million respectively. These estimates are based on the Company's assessment of the probable collection from specific customer accounts, the aging of the accounts receivable, analysis of credit data, bad debt write-offs, and other known factors.

INCOME TAXES—ESTIMATES OF EFFECTIVE TAX RATES AND RESERVES FOR TAX CONTINGENCIES. When preparing its financial statements, the Company records provisions for income taxes based on enacted tax laws and rates in the various taxing jurisdictions in which it operates.

In determining the tax provisions, the Company also provides for tax contingencies based on the Company's assessment of future regulatory reviews of filed tax returns. Such reserves, which are recorded in income taxes payable, are based on management's estimates and accordingly are subject to revision based on additional information. The reserve no longer required for any particular tax year, is credited to the current year's income tax provision.

During 2006, the Company has reversed $2.0 million of the accrual for income taxes related to the year 2002 and credited it to the current year's income tax provision.

The revision in estimates noted above had an after tax impact of increasing the diluted earnings per share for the year ended December 31, 2006 by $0.05 per share.

During 2005, the Company has reversed $2.6 million of the accrual for income taxes related to the year 2001 and credited it to the current year's income tax provision.

In addition, during 2005 the Company has also reversed $0.9 million related to the payroll tax provision and provided for valuation allowance of $1.7 million attributable to certain deferred tax benefits, on write-off of certain investments in 2001, which are not expected to be materialized.

The revision in estimates noted above had an after tax impact of increasing the diluted earnings per share for the year ended December 31, 2005 by $0.04 per share.

Accruals for Legal Exposures. The Company estimates the costs associated with legal exposures that it has and the related legal expenses and records the probable liability if it can be reasonably estimated or otherwise, the lower end of an estimated range of potential liability. The accrual related to litigation and legal fees at December 31, 2006 and 2005, was $0.3 million and $0.2 million, respectively.

OVERVIEW

Syntel is a worldwide provider of IT and outsourcing services to Global 2000 companies. The Company's service offerings include Applications Outsourcing, consisting of outsourcing services for ongoing management, development and maintenance of business applications; BPO consisting of high-value, customized outsourcing solutions that enhance critical back-office services such as transaction processing, loan servicing, retirement processing, collections and payment processing; e-Business, consisting of strategic advanced technology services in CRM, data warehousing, EAI, ERP and Web solutions; and TeamSourcing consisting of professional IT consulting services.

The Company's revenues are generated from professional services fees provided through four segments, Applications Outsourcing, BPO, e-Business and TeamSourcing. The Company has invested significantly in developing its ability to sell and deliver Applications Outsourcing and BPO services, which the Company believes have higher growth and gross margin potential.

The following table outlines the revenue mix for the years ended December 31, 2006, 2005, and 2004:

Percent of Total Revenues	2006	2005	2004
Applications Outsourcing	72%	76%	76%
e-Business	14%	14%	16%
TeamSourcing	6%	7%	7%
BPO	8%	3%	1%
	100%	100%	100%

Revenues are generated principally on either a time-and-material or fixed-priced, fixed-time frame basis. The Company believes the ability to offer fixed-time frame processes is an important competitive differentiator that allows Syntel and its customers to better understand the customer's needs, and to design, develop, integrate and implement solutions that address those needs. During the years ended December 31, 2006, 2005 and 2004 revenues from fixed-price development contracts constituted 16%, 21% and 21%.

On **Applications Outsourcing** engagements, the Company typically assumes responsibility for engagement management and generally is able to allocate certain portions of the engagement to on-site, off-site and offshore personnel. Applications Outsourcing revenues generally are recognized on either a time-and-materials or fixed-price basis. For the years ended December 31, 2006, 2005 and 2004, fixed-price revenues from development and maintenance activity comprised approximately 47%, 55% and 58% of total Applications Outsourcing revenues, respectively.

Historically, most **e-Business** engagements were billed on a time-and-materials basis under the direct supervision of the customer (similar to TeamSourcing engagements); however, as the Company expanded its expertise in delivering e-commerce engagements, Syntel has assumed the project management role and entered into fixed-price arrangements for a significant number of new e-Business engagements started during 2006, 2005 and 2004. For the years ended December 31, 2006, 2005 and 2004, fixed-price revenues from development and maintenance activity comprised approximately 55%, 61% and 54% of total e-Business revenues, respectively.

On **TeamSourcing** engagements, Syntel's professional services typically are provided at the customer's site and under the direct supervision of the customer. TeamSourcing revenues generally are recognized on a time-and-materials basis as services are performed. As indicated in the above table, the Company's dependence on TeamSourcing engagements has decreased significantly and is expected to continue to decrease as a percentage of the total revenue base as the Company consciously refocuses its sales efforts and migrates resources to e-Business and Applications Outsourcing engagements.

On **BPO** engagements, services are provided at Syntel's offshore facility, which gives the benefit of lower cost to the customer. BPO revenues generally are recognized on a time-and-materials basis as services are performed. For the years ended December 31, 2006, 2005 and 2004, the revenue from BPO engagements comprised approximately 8%, 3% and 1% of total revenues.

The Company's most significant cost is personnel cost, which consists of compensation, benefits, recruiting, relocation and other related costs for its IT professionals. The Company strives to maintain its gross margin by migrating more revenue toward Applications Outsourcing and e-Business, controlling engagement costs, and offsetting increases in salaries and benefits with increases in billing rates. The Company has established a human resource allocation team whose purpose is to staff IT professionals on engagements that efficiently utilize their technical skills and allow for optimal billing rates. Syntel India, a wholly owned subsidiary of the Company, provides software development services from Mumbai, Pune and Chennai, India, where salaries of IT professionals are comparatively lower than in the U.S.

The Company has performed a significant portion of its employee recruiting in other countries. As of December 31, 2006, approximately 52% of Syntel's U.S. workforce (9% of Syntel's worldwide workforce) worked under H-1B visas (permitting temporary residence while employed in the U.S.) and another 15% of the Company's U.S. workforce (3% of the Company's worldwide workforce) worked under L-1 visas (permitting inter-company transfers of employees that have been employed with a foreign subsidiary for at least 6 months).

The Company has made substantial investments in infrastructure in recent years, including: (1) expanding the facilities in Mumbai, India, including a BPO facility; (2) developing a Technology Campus in Pune, India; (3) expanding the Global Development Center in Chennai, India; (4) upgrading the Company's global telecommunication network; (5) increasing Applications Outsourcing sales and delivery capabilities through significant expansion of the sales force and the Strategic Solutions Group, which develops and formalizes proprietary methodologies, practices and tools for the entire Syntel organization; (6) hiring additional experienced senior management; (7) expanding global recruiting and training capabilities; and (8) enhancing human resource and financial information systems.

Through its strong relationships with customers, the Company has been able to generate recurring revenues from repeat business. These strong relationships also have resulted in the Company generating a significant percentage of revenues from key customers. The Company's top ten customers accounted for approximately 70%, 65% and 61% of revenues for the years ended December 31, 2006, 2005, and 2004, respectively.

For the years ended December 31, 2006, 2005 and 2004 the number of customers contributing revenues in excess of 10% of total consolidated revenues were two, one and one respectively. The Company's largest customer for 2006, 2005 and 2004 was American Express, contributing approximately 18%, 16% and 16%, respectively of total consolidated revenues. In 2006, State Street Bank also contributed 10% of the Company's total consolidated revenues. Although the Company does not currently foresee a credit risk associated with accounts receivable from these customers, credit risk is affected by conditions or occurrences within the economy and the specific industries in which these customers operate.

As a result of the continued uncertainty and weakness in the global economic and political environment, companies continue to seek to outsource their IT spending offshore. However, the Company also sees customers' needs to reduce their costs and the increased competitive environment among IT companies. The Company expects these conditions to continue in the next few quarters. In response to the continued pricing pressures and increased competition for outsourcing customers, the Company continues to focus on expanding its service offerings into areas with higher and sustainable price margins, managing its cost structure, and anticipating and correcting for decreased demand and skill and pay level imbalances in its personnel. The Company's immediate measures include increased management of compensation expenses through headcount management and variable compensation plans, as well as increasing utilization rates or reducing non-deployed sub-contractors or non-billable IT professionals.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated selected income statement data as a percentage of the Company's net revenues.

Percentage Of Revenues

Year Ended December 31,	2006	2005	2004
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	62.2	59.7	57.4
Gross profit	37.8	40.3	42.6
Selling, general and administrative expenses	18.3	19.9	19.8
Income from operations	19.5%	20.4%	22.8%

Following is selected segment financial data for the years ended December 31, 2006, 2005 and 2004. The Company does not allocate assets to operating segments:

	2006	2005	2004
		(In Thousands)	
NET REVENUES			
Applications Outsourcing	$194,474	$171,331	$143,007
e-Business	37,251	31,210	29,249
TeamSourcing	17,631	16,953	12,480
BPO	20,873	6,695	1,837
	$ 270,229	$226,189	$186,573
GROSS PROFIT			
Applications Outsourcing	$72,502	$72,411	$62,696
e-Business	10,506	9,687	11,302
TeamSourcing	6,690	4,886	4,598
BPO	12,551	4,162	857
	$102,249	$91,146	$79,453
GROSS PROFIT %			
Applications Outsourcing	37.3%	42.3%	43.8%
e-Business	28.2%	31.0%	38.6%
TeamSourcing	37.9%	28.8%	36.8%
BPO	60.1%	62.2%	46.7%
	37.8%	40.3%	42.6%
Selling, general and administrative expenses	$49,374	$44,917	$36,999
Income from operations	$52,875	$46,229	$42,454

COMPARISON OF YEARS ENDED DECEMBER 31, 2006 AND 2005

REVENUES. Net revenues increased to $270.2 million in 2006 from $226.2 million in 2005, representing a 19.5% increase. The Company's revenues have increased primarily consequent to its increased workforce. Information technology offshoring is clearly becoming a mega trend with increasing numbers of global corporations aggressively outsourcing their crucial applications development or business processes to vendors with an offshore presence. Syntel too has benefited from this trend. The Company's verticalization sales strategy focusing on banking and financial services, healthcare, insurance, telecom, automotive, retail, logistics and travel has enabled better focus and relationship with key customers leading to continued growth in business. Further, continued focus on execution and investments in new offerings such as its Testing Center of Excellence has started producing results. The focus is to continue investments in more new offerings. Worldwide billable headcount, including personnel employed by Syntel India, Syntel Singapore, Syntel Europe, and Syntel Germany as of December 31, 2006, increased 23% to 5,499 employees as compared to 4,456 employees as of December 31, 2005. However, the growth in revenues was not commensurate with the growth in the billable headcount. This is primarily because a significant growth in the billable headcount was in India, where recoveries per offshore billable resource are generally lower as compared to an on-site based resource. As of December 31, 2006, the Company had approximately 73% of its billable workforce in India as compared to 67% as of December 31, 2005. The top five customers accounted for 52% of the total revenues in 2006, up from 45% of the total revenues in 2005. Moreover, the top 10 customers accounted for 70% of the revenues in 2006 as compared to 65% in 2005.

APPLICATIONS OUTSOURCING REVENUES. Applications Outsourcing revenues increased from $171.3 million, or 76% of total revenues in 2005, to $194.5 million, or 72% of total revenues in 2006. The $23.2 million increase is attributable principally to revenue from new engagements, contributing $86.6 million partially offset by a net decrease in existing projects in the amount of $29.7 million and by $33.8 million in lost revenues as a result of project completions.

APPLICATIONS OUTSOURCING COST OF REVENUES. Cost of revenues consists of costs directly associated with billable consultants worldwide, including salaries, payroll taxes, benefits, relocation costs, immigration costs, travel, finder's fees and trainee compensation. Applications Outsourcing cost of revenues increased to 62.7% of Applications Outsourcing revenues in 2006, from 57.7% in 2005. The 5% increase in cost of revenues as a percent of revenues was attributable primarily to on-site wage increases effective January 2006, offshore wage increases effective April 2006, visa filing expenses, cost related to FAS123 (R), cost related to a special dividend of $1.25 per share on restricted stock of $0.12 million and increased offshore headcount.

E-BUSINESS REVENUES. e-Business revenues increased from $31.2 million in 2005, or 14% of total consolidated revenues, to $37.2 million in 2006, or 14% of total consolidated revenues. The $6.0 million increase is attributable principally to revenue from new engagements, contributing $8.9 million and net increase in revenues from existing projects by $0.4 million largely offset by $3.3 million in lost revenues as a result of project completion.

e-Business Cost of Revenues. Cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, relocation costs, immigration costs, travel, finder's fees and trainee compensation. e-Business cost of revenues increased to 71.8% of e-business revenues in 2006, from 69% in 2005, an increase of 2.8%. This increase was attributable primarily to on-site wage increases effective January 2006, offshore wage increase effective April 2006, visa filing expenses, cost related to FAS123 (R), cost related to a special dividend of $1.25 per share on restricted stock of $0.05 million and increased offshore headcount.

TeamSourcing Revenues. TeamSourcing revenues increased from $16.9 million, or 7% of total consolidated revenues in 2005, to $17.6 million, or 6% of total consolidated revenues in 2006. The $0.7 million increase is attributable principally to revenue from new engagements and increased revenue from SkillBay web portal, totally contributing to $7.5 million, partially offset by a net decrease in existing projects in the amount of $4.3 million and by $2.5 million in lost revenues as a result of project completions.

TeamSourcing Cost of Revenues. TeamSourcing cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, relocation costs, immigration costs, travel, finder's fees and trainee compensation. TeamSourcing cost of revenues decreased to 62.1% of TeamSourcing revenues in 2006, from 71.2% in 2005. The 9.1% decrease in cost of revenues, as a percent of total TeamSourcing revenues, was attributable primarily to the better utilization of TeamSourcing resources and by net revenues from SkillBay web portal placements.

BPO Revenues. The BPO segment started contributing revenues during 2004. Revenues from this segment were $20.9 million or 8% of total revenues for the year ended 2006 compared to $6.7 million or 3% of total revenues for the year ended 2005. The $14.2 million increase is attributable principally to revenue from new engagements, contributing $8.5 million and net increase in revenues from existing projects by $6.0 million largely offset by $0.3 million in lost revenues as a result of project completion.

BPO Cost of Revenues. The BPO segment cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, finder's fees, trainee compensation and travel. Cost of revenues for the year ended 2006 increased to 39.9% of the segment's revenues from 37.8% for the year ended December 31, 2005. The 2.1% increase in cost of revenues, as a percent of total BPO revenues, was attributable primarily to increased billable headcount due to increased operations.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, payroll taxes and benefits for sales, solutions, finance, administrative and corporate staff, as well as travel, telecommunications, business promotions, marketing and various facility costs for the Company's Global Development Centers and various offices.

Selling, general and administrative costs for the year ended December 31, 2006 were $49.4 million or 18.3% of total revenues, compared to $44.9 million or 19.9% of total revenues for the year ended December 31, 2005.

Selling, general and administrative costs for the year ended December 31, 2006 include a one-time legal expense related to settlement fees of $0.5 million, provision for doubtful debts of $0.4 million, provision for a claim payable to a customer of $0.4 million, service tax on marketing fees of $0.2 million, cost related to a special dividend of $1.25 per share on restricted stock of $0.2 million and write-offs of assets of $0.2 million.

Selling, general and administrative costs for the year ended December 31, 2005 include a one-time special performance-based incentive program for sales teams of $0.4 million, compensation expense related to a special dividend of $1.50 per share on restricted stock held by employees of $0.1 million and expense related to allowance for doubtful accounts of $1.1 million.

In addition to the above-described items, the 1.6 percentage point decrease is primarily due to increases in revenue and increases in certain costs during the year ended December 31, 2006 as against the year ended December 31, 2005. The increase in revenue has resulted in an approximately 3.3 percentage point decrease. Cost increases include increase in travel of $0.2 million, depreciation of $1.1 million, rent of $1.9 million towards the additional new facilities at Mumbai, Pune and Chennai in India, telecommunication expenses of $0.3 million, office expenses of $2.0 million and professional expenses of $0.2 million partially offset by decrease in compensation cost of $0.5 million, marketing cost of $0.1 million and consultancy fees of $0.6 million, which has resulted in an approximately 1.7 percentage point increase.

COMPARISON OF YEARS ENDED DECEMBER 31, 2005 AND 2004

Revenues. Net revenues increased to $226.2 million in 2005 from $186.6 million in 2004, representing a 21.2% increase. The Company's revenues have increased primarily consequent to its increased workforce. Information technology offshoring is clearly becoming a mega trend with increasing numbers of global corporations aggressively outsourcing their crucial applications development or business processes to vendors with an offshore presence. Syntel too has benefited from this trend. At the beginning of 2004, the Company introduced the Client Partner Program, which enabled better relationships with key customers leading to growth in business. Further, during the year 2005, the Company has introduced Business Unit Heads, which enables better relationship and leadership for each of its Business Units. Worldwide billable headcount, including personnel employed by Syntel India, Syntel Singapore, Syntel Europe, and Syntel Germany as of December 31, 2005, increased 41% to 4,465 employees as compared to 3,172 employees as of December 31, 2004. However, the growth in revenues was not commensurate with the growth in the billable headcount. This is primarily because a significant growth in the billable headcount was in India, where recoveries per offshore billable resource are generally lower as compared to an on-site based resource. As of December 31, 2005, the Company had approximately 67% of its billable workforce in India as compared to 60% as of December 31, 2004. The top five customers accounted for 45% of the total revenues in 2005, up from 40% of the total revenues in 2004. Moreover, the top 10 customers accounted for 65% of the revenues in 2005 as compared to 61% in 2004.

Applications Outsourcing Revenues. Applications Outsourcing revenues increased from $143.0 million, or 76% of total revenues in 2004, to $171.3 million, also 76% of total revenues in 2005. The $28.3 million increase is attributable principally to revenue from new engagements, contributing $64.3 million partially offset by a net decrease in existing projects in the amount of $6.0 million and by $30.0 million in lost revenues as a result of project completions.

Applications Outsourcing Cost of Revenues. Cost of revenues consists of costs directly associated with billable consultants worldwide, including salaries, payroll taxes, benefits, relocation costs, immigration costs, travel, finder's fees and trainee compensation. Applications Outsourcing cost of revenues increased to 57.7% of Applications Outsourcing revenues in 2005, from 56.2% in 2004. The 1.5% increase in cost of revenues as a percent of revenues was attributable primarily to increased compensation cost associated with a special dividend on restricted stock and a performance-based incentive program for delivery teams, during the three months ended March 31, 2005, contributing an increase of 0.1%, the salary revision, effective April 1, 2005, in India, contributing an increase of 0.5%, visa filing expenses, contributing an increase of 0.5% and increase in offshore headcount, contributing an increase of 1.3%. These increases were partially offset by a 0.4% decrease due to write back of leave accruals, related to the change in leave policy in India and a 0.5% decrease due to reversal of payroll tax provision.

e-Business Revenues. e-Business revenues increased from $29.2 million in 2004, or 16% of total consolidated revenues, to $31.2 million in 2005, or 14% of total consolidated revenues. The $2.0 million increase is attributable principally to revenue from new engagements, contributing $10.0 million partially offset by a net decrease in existing projects in the amount of $1.3 million and by $6.7 million in lost revenues as a result of project completions.

e-Business Cost of Revenues. Cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, relocation costs, immigration costs, travel, finder's fees and trainee compensation. e-Business cost of revenues increased to 69.0% of e-business revenues in 2005, from 61.4% in 2004, an increase of 7.6%. This increase was attributable primarily to compensation cost associated with a special dividend on restricted stock and a performance-based incentive program for delivery teams during the three months ended March 31, 2005 and the salary revision effective April 1, 2005 in India, partially offset by the write back of leave accruals related to the change in leave policy in India.

TeamSourcing Revenues. TeamSourcing revenues increased from $12.5 million, or 7% of total consolidated revenues in 2004, to $16.9 million, also 7% of total consolidated revenues in 2005. The $4.4 million increase is attributable principally to revenue from new engagements and increased revenue of $4.3 million from the SkillBay web portal partially further increased by $1.6 million due to net increase in revenue from existing projects and partly offset by $1.5 million in lost revenues as a result of project completion and net reduction in revenues from exiting projects.

TeamSourcing Cost of Revenues. TeamSourcing cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, relocation costs, immigration costs, travel, finder's fees and trainee compensation. TeamSourcing cost of revenues increased to 71.2% of TeamSourcing revenues in 2005, from 63.2% in 2004. The 8.0% increase in cost of revenues, as a percent of total TeamSourcing revenues, was attributable primarily to the higher cost TeamSourcing placements partially offset by net revenues from SkillBay web portal placements.

BPO Revenues. The BPO segment started contributing revenues during 2004. Revenues from this segment were $6.7 million or 3% of total revenues for the year ended 2005 compared to $1.8 million or 1% of total revenues for the year ended 2004. Also, as of February 1, 2005, the Company signed a joint venture agreement with a large banking institution, which helped it to ramp up its business in the BPO segment.

BPO Cost of Revenues. The BPO segment cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, finder's fees, trainee compensation and travel. Cost of revenues for the year ended 2005 decreased to 37.8%

of the segment's revenues from 53.3% for the year ended December 31, 2004. The 15.5% decrease in cost of revenues, as a percent of total BPO revenues, was attributable primarily to better utilization of resources.

As a result of the continued uncertainty and weakness in the global economic and political environment, companies continue to seek to outsource their IT spending offshore. However, the Company also sees customers' needs to reduce their costs and the increased competitive environment among IT companies. The Company expects these conditions to continue in the next few quarters. In response to the continued pricing pressures and increased competition for outsourcing customers, the Company continues to focus on expanding its service offerings into areas with higher and sustainable price margins, managing its cost structure, and anticipating and correcting for decreased demand and skill and pay level imbalances in its personnel. The Company's immediate measures include increased management of compensation expenses through headcount management and variable compensation plans, as well as increasing utilization rates or reducing non-deployed sub-contractors or non-billable IT professionals.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, payroll taxes and benefits for sales, solutions, finance, administrative and corporate staff, as well as travel, telecommunications, business promotions, marketing and various facility costs for the Company's Global Development Centers and various offices.

Selling, general and administrative costs for the year ended December 31, 2005 were $44.9 million or 19.9% of total revenues, compared to $37.0 million or 19.8% of total revenues for the year ended December 31, 2004.

Selling, general and administrative costs for the year ended December 31, 2005 include a one-time special performance-based incentive program for sales teams of $0.4 million, compensation expense related to a special dividend of $1.50 per share on restricted stock held by employees of $0.1 million and expense related to allowance for doubtful accounts of $1.1 million.

After considering the impact of the above-mentioned items, the decrease in selling, general and administrative expenses as a percentage of revenue is primarily due to increases in revenue during the year ended December 31, 2005 as against the year ended December 31, 2004, which resulted in an approximately 3.4% decrease partially offset by an increase in: compensation costs of $0.1 million in the U.S. and India, travel expenses of $0.7 million, depreciation of $1.6 million and rent of $0.6 million towards the BPO offices at the Hiranandani, Mumbai and the Pune facilities in India, consulting charges of $0.3 million, legal expenses of $0.4 million, professional charges of $0.5 million, recruiting expenses of $0.3 million, provision for doubtful debts of $0.1 million, office expenses of $1.4 million, and telecommunication expenses of $0.3 million which resulted in an approximately 2.8% increase.

QUARTERLY RESULTS OF OPERATIONS

Note 17 of the consolidated financial statements sets forth certain unaudited quarterly income statement data for each of the eight quarters beginning January 1, 2005 and ended December 31, 2006. In the opinion of management, this information has been presented on the same basis as the Company's Financial Statements appearing elsewhere in this document and all consolidated necessary adjustments (consisting only of normal recurring adjustments) have been included in order to present fairly the unaudited quarterly results. The results of operations for any quarter are not necessarily indicative of the results for any future period.

The Company's quarterly revenues and results of operations have not fluctuated significantly from quarter to quarter in the past but could fluctuate in the future. Factors that could cause such fluctuations include: the timing, number and scope of customer engagements commenced and completed during the quarter; fluctuation in the revenue mix by segments; progress on fixed-price engagements; acquisitions; timing and cost associated with expansion of the Company's facilities; changes in IT professional wage rates; the accuracy of estimates of resources and time frames required to complete pending assignments; the number of working days in a quarter; employee hiring and training, attrition and utilization rates; the mix of services performed on-site, off-site and offshore; termination of engagements; start-up expenses for new engagements; longer sales cycles for Applications Outsourcing engagements; customers' budget cycles and investment time for training.

LIQUIDITY AND CAPITAL RESOURCES

The Company generally has financed its working capital needs through operations. The Mumbai and Chennai expansion programs, as well as the 1999 acquisitions of Métier, Inc. and IMG, Inc. were financed from internally generated funds. Additionally, construction of the Technology Campus in Pune, India is being financed through internally generated funds.

The Company's cash and cash equivalents consist primarily of certificates of deposit, corporate bonds and treasury notes. A part of such amounts are held by JP Morgan Chase Bank NA for which a AAA rated letter of credit has been provided. Remaining amounts are held by various banking institutions including India-based banks and debt mutual funds in India.

Net cash provided by operating activities was $45.5 million; $36.4 million and $48.5 million for the years ended December 31, 2006, 2005 and 2004, respectively. The number of days sales outstanding in accounts receivable was approximately 56 days, 52 days and 61 days as of December 31, 2006, 2005 and 2004, respectively.

Net cash used in investing activities was $35.3 million for the year ended December 31, 2006. During 2006, the Company invested $132.5 million to purchase short-term investments and $15.5 million for capital expenditures, consisting principally of computer hardware, software, communications equipment, infrastructure and facilities. This was partially offset by proceeds from sale or maturities of short-term investments of $112.7 million.

Net cash provided by investing activities was $21.6 million for the year ended December 31, 2005. During 2005, the Company invested $27.9 million to purchase short-term investments and $16.4 million for capital expenditures, consisting principally of PCs, communications equipment and infrastructure and facilities. This was partially offset by proceeds from sale of or maturities of short-term investments of $65.9 million.

Net cash used in investing activities was $33.1 million for the year ended December 31, 2004. During 2004, the Company invested $94.3 million to purchase short-term investments and $12.0 million for capital expenditures, consisting principally of computer hardware, software, communications equipment, infrastructure and facilities. This was partially offset by proceeds from sale or maturities of short-term investments of $73.2 million.

Net cash used in financing activities in 2006 was $58.8 million, due principally to the dividend distribution of $61.1 million, partially offset by proceeds from the issuance of shares under stock option and stock purchase plans of $1.9 million and $0.4 million towards classification, in 2006, of tax benefits on employee stock option exercises in financing activities as required by SFAS No. 123R.

Net cash used in financing activities in 2005 was $68.1 million, due principally to the dividend distribution of $70.9 million and the repurchase of 35,000 shares of Common Stock for $0.7 million, partially offset by proceeds from the issuance of shares under stock option and stock purchase plans of $3.4 million

Net cash used in financing activities in 2004 was $8.0 million, due principally to the dividend distribution of $9.7 million and the repurchase of 100,000 shares of Common Stock for $1.4 million, partially offset by proceeds from the issuance of shares under stock option and stock purchase plans of $3.1 million.

The Company has a line of credit with JPMorgan Chase Bank, N.A., which provides for borrowings up to $20.0 million. The line of credit has been renewed and amended and now expires on August 31, 2007. The line of credit has a sub-limit of $5.0 million for letters of credit, which bear a fee of 1% per annum of the face value of each standby letter of credit issued. Borrowing under the line of credit bears interest at (i) a formula approximating the Eurodollar rate plus the applicable margin of 1.25%, (ii) the bank's prime rate minus 1.0% or (iii) negotiated rate plus 1.25%. There were no outstanding borrowings under the line of credit at December 31, 2006 and 2005.

The Company believes that the combination of present cash balances and future operating cash flows will be sufficient to meet the Company's currently anticipated cash requirements for at least the next 12 months.

CONTRACTUAL OBLIGATIONS

The following table sets forth the Company's known contractual obligations as of December 31, 2006:

	Payments due by period *(in thousands)*				
Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ –	$ –	$ –	$ –	$ –
Capital lease obligations	–	–	–	–	–
Operating leases	14,913	4,740	8,093	2,080	–
Purchase obligations	6,992	6,992	–	–	–
Other long-term liabilities reflected on the Registrant's balance sheet under GAAP	–	–	–	–	–
Total	$21,905	$11,732	$8,093	$2,080	$ –

Certain agreements for lease and purchase obligations included above are cancelable with a specified notice period or penalty, however all contracts are reflected in the table above as if they will be performed for the full term of the agreement.

INCOME TAX MATTERS

Syntel's Global Development Centers are located in Mumbai, Chennai and Pune, India. Units in Mumbai are located in a Special Economic Zone (SEZ), the unit at Chennai is 100% Export Oriented Unit (EOU) and units at Pune are registered with Software Technologies Park of India (STPI). Under the Indian Income Tax Act, 1961 (the "Act), 100% EOUs at Chennai, units registered with STPI at Pune and certain units located in SEZ are eligible for an exemption from payment of corporate income taxes for up to ten years of operations on the profits generated from these undertakings or March 31, 2009, whichever is earlier. Certain units located in SEZ are eligible for 100% exemption from payment of corporate taxes for the first five years of operation and a 50% exemption for the next five years.

Effective April 1, 2003 one unit in the Company's Global Development Centers has ceased to enjoy the above-mentioned tax exemption. Two more development units ceased to enjoy the tax exemption on April 1, 2005 and April 1, 2006 respectively. Provision for Indian Income Tax is made only in respect of business profits generated from these software development units, to the extent they are not covered by the above exemptions and on income from investments and interest income.

The benefit of tax Holiday granted by the Indian authorities was $10.5 million, $11.0 million and $7.6 million for the years 2006, 2005 and 2004, respectively.

On February 28, 2007, the Government of India announced Union Budget for the Financial Year beginning April 1, 2007. Certain changes in the taxes in India have been proposed in this Budget. Some of the changes were with respect to introduction of a Minimum Alternate Tax (MAT) of 11.33 %, Service Tax of 12.36 % on rentals of non-residential property, increase in effective Dividend Distribution Tax from 14.03% to 17 % and Fringe Benefit Tax on Employee Stock Options/Restricted Options. For certain items, detailed rules are awaited.

The American Jobs Creation Act of 2004 provided a special one-time favorable effective federal tax rate for U.S.-based organizations. The Company repatriated cash dividends of $61.0 million during 2005 out of the retained earnings of its controlled foreign subsidiary, Syntel Limited, to the U.S. in accordance with the Act. The Company recorded a tax charge of approximately $12.3 million, including U.S. federal and state taxes and the Indian dividend distribution tax under the Indian Income Tax laws, during the fourth quarter of 2005. Proceeds from these extra ordinary dividends are required to be invested in the U.S. for specific purposes permitted under Act pursuant to an approved written domestic reinvestment plan. As of December 31, 2006 the Company had fully invested all the proceeds towards permitted investments under the Act against this extra ordinary dividend pursuant to an approved domestic reinvestment plan.

The Company intends to use remaining accumulated and future earnings of foreign subsidiaries to expand operations outside the U.S. and accordingly undistributed earnings of foreign subsidiaries are considered to be indefinitely reinvested outside the U.S. and no provision for U.S. federal and state income tax or applicable dividend distribution tax has been provided thereon. If the company determines to repatriate all undistributed repatriable earnings of foreign subsidiaries as of December 31, 2006, the Company would have accrued taxes of approximately $51.2 million.

The Company records provisions for income taxes based on enacted tax laws and rates in the various taxing jurisdictions in which it operates. In determining the tax provisions, the Company also provides for tax contingencies based on the Company's assessment of future regulatory reviews of filed tax returns. Such reserves, which are recorded in income taxes payable, are based on management's estimates and accordingly are subject to revision based on additional information. The provision no longer required for any particular tax year, is credited to the current period's income tax expenses. Conversely, in the event of a future tax examination, if the Company does not prevail on certain tax positions taken in filed returns, the tax expense related thereto will be recognized in the period in which examiners position is determined to be final.

During the year ended December 31, 2006, 2005 and 2004, the effective income tax rate was 11.9%, 40.3% and 11.4% respectively. The tax rate for the year ended December 31, 2006 is impacted by reversal of tax reserve of $2.0 million. Without the above, the effective tax rate for the year ended December 31, 2006 would have been 15.3%. The tax rate for the year ended December 31, 2005 was impacted by reversal of tax reserve of $2.6 million, provision for valuation allowance of $1.7 million and the tax related to the repatriation of $12.3 million. Without the above, the effective tax rate for the year ended December 31, 2005 would have been 17.8%. During the year ended December 31, 2004 the tax rate was impacted by reversal of tax reserve of $1.7 million, tax credit of $0.5 million in Syntel India and the research and development tax credit of $0.5 million in Syntel, Inc. Without the above, the effective income tax rate during the year ended December 31, 2004 would have been 17.3%. The tax rate continues to be positively impacted by the combined effects of offshore transition and reduced on-site profitability.

Syntel India has not provided for disputed Indian income tax liabilities amounting to $2.6 million for the financial years 1995-96 to 2001-02. Syntel India has obtained an opinion from one independent legal counsel (a former Chief Justice of the Supreme Court of India) for the financial year 1998-99 and opinions from another independent legal counsel (also a former Chief Justice of the Supreme Court of India) for the financial years 1995-96, 1996-97, 1997-98, 1999-2000 and 2000-01 and for subsequent periods, which support Syntel India's position in this matter.

Syntel India had earlier filed an appeal with the Commissioner of Income Tax (Appeals) for the financial year 1998-99 and received a favorable decision. However the Income tax department has gone into further appeal with the Income Tax Appellate Tribunal against this favorable decision. During May 2006, the Income Tax Appellate Tribunal has dismissed the appeal filed by the Income Tax Department. The Income Tax Department has recourse to file further appeal.

A similar appeal filed by Syntel India with the Commissioner of Income Tax (Appeals) for the financial year 1999-2000 was however dismissed in March 2004. Syntel India has appealed this decision with the Income Tax Appellate Tribunal. Syntel India has also received orders for appeals filed with the Commissioner of Income Tax (Appeals) against the demands raised in March 2004 by the Income Tax Officer for similar matters relating to the financial years 1995-96, 1996-97, 1997-98 and 2000-01 and received a favorable decision for 1995-96 and the contention of Syntel India was partially upheld for the other three years. Syntel India has gone into further appeal with the Income Tax Appellate Tribunal for the amounts not allowed by the Commissioner of Income Tax (Appeals). The Income Tax Department has appealed the favorable decisions for 1995-96 and 1998-99 and the partially favorable decisions for the other years with the Income Tax Appellate Tribunal.

Syntel India has also not provided for other disputed Indian income tax liabilities aggregating to $4.50 million for the financial years 2001-02 to 2002-03 against which Syntel India has filed the appeals with the Commissioner of Income Tax (Appeals). Syntel India has obtained opinions from independent legal counsels, which support Syntel India's stand in this matter. During the year, Syntel India has received an order from the Commissioner of Income Tax (Appeals) for the financial year 2001-02 and the contention of Syntel India was partially upheld. Syntel India has gone into further appeal with the Income Tax Appellate Tribunal in relation to the amounts not allowed by the Commissioner of Income Tax (Appeals). The Income Tax Department has also filed further appeal against the relief granted to Syntel India by Commissioner of Income Tax (Appeals).

The Income Tax Department has recently completed the tax scrutiny for financial year 2003-04 and Syntel India received an order during the month of December 2006. Syntel India has filed an appeal before the Commissioner of Income Tax (Appeals) against the order passed by the Income Tax Department. Accordingly, Syntel India is not providing for the disputed Indian income tax liabilities aggregating to $2.8 million for the financial year 2003-04.

Further, Syntel India has not provided for disputed income tax liabilities aggregating to $0.10 million, for which Syntel India has filed necessary appeals/petitions.

All the above tax exposures involve complex issues and may need an extended period to resolve the issues with the Indian income tax authorities. Management, after consultation with legal counsel, believes that the resolution of the above matters will not have a material adverse effect on the Company's financial position.

In December 2004, FASB Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (FSP FAS 109-2) was issued, providing guidance under SFAS No. 109, "Accounting for Income Taxes" for recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004, enacted on October 22, 2004. FSP FAS 109-2 allows time beyond the financial reporting period of enactment to evaluate the effects of the Jobs Act before applying the requirements of FSP FAS 109-2. The American Jobs Creation Act of 2004 provided a special one-time favorable effective federal tax rate for U.S.-based organizations. The Company repatriated cash dividends of $61.0 million out of the retained earnings of its controlled foreign subsidiary, Syntel Limited, to the U.S. in accordance with the Act. The Company recorded a tax charge of approximately $12.3 million, including U.S. federal and state taxes and the Indian dividend distribution tax under the Indian Income Tax laws related to this repatriation during the fourth quarter of 2005. Proceeds from these extra ordinary dividends are required to be invested in the U.S. for specific purposes permitted under Act pursuant to an approved written domestic reinvestment plan. As of December 31, 2006 the Company had fully invested all the proceeds towards permitted investments under the Act against this extra ordinary dividend pursuant to an approved domestic reinvestment plan.

Tax Credit

During the year ended December 31, 2004, the provision for income tax was reduced by research and development tax credits claimed. The tax credits relate to increased qualified expenditures for software development. The Company completed a review of such qualified expenditures and filed refund claims for the tax years ended December 31, 1999, 2000, 2001 and 2002. The appropriate tax benefit for these years has been recorded currently in conjunction with the completion of the review. This tax credit had a positive impact of $0.5 million on taxes.

In addition, during the year ended December 31, 2004, Syntel India has accounted for a credit of approximately $0.5 million in respect of U.S. branch profit taxes related to prior periods up to June 30, 2004 and also reclassified in the balance sheet $1.0 million from income taxes payable to deferred tax liability.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the SEC issued SAB 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The pronouncement prescribes an approach whereby the effect of all unrecorded identified errors should be considered on all of the financial statements rather than just either the effect on the balance sheet or the income statement. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material impact on its consolidated financial statements.

On July 13, 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" – an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on examination, based on the technical merits of the position. The provisions of this interpretation are required to be adopted for fiscal periods beginning after December 15, 2006. The Company will be required to apply the provisions of FIN 48 to all tax positions, upon initial adoption, with any cumulative effect adjustment to be recognized as an adjustment to the retained earnings. The Company will be adopting the provisions of FIN 48 in the first quarter of 2007.

The Company is still assessing the impact of the adoption of the FIN 48. Based on a preliminary analysis, the management believes that adoption of FIN 48 may result in recording a decrease to retained earnings between $3 and $5 million in the first quarter of 2007. The final analysis will be completed in the first quarter of 2007.

In September 2006, the FASB issued Statement No. 157 (SFAS 157), Fair Value Measurements, which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles (GAAP). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 157 will have on its financial position, results of operations and liquidity and its related disclosures.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to the impact of interest rate changes and foreign currency fluctuations.

Interest Rate Risk

The Company considers investments purchased with an original or remaining maturity of less than three months at date of purchase to be cash equivalents. The following table summarizes the Company's cash and cash equivalents and investments in marketable securities:

Assets *(in thousands)*		
December 31,	2006	2005
Cash and cash equivalents	$ 51,555	$ 99,390
Short-term investments	42,319	21,083
Total	**$93,874**	**$120,473**

The Company's exposure to market rate risk for changes in interest rates relates primarily to its investment portfolio. The Company does not use derivative financial instruments in its investment portfolio. The Company's investments are in high-quality Indian Mutual Funds and, by policy, limit the amount of credit exposure to any one issuer. At any time, changes in interest rates could have a material impact on interest earnings for its investment portfolio. The Company strives to protect and preserve its invested funds by limiting default, market and reinvestment risk. Investments in interest earning instruments carry a degree of interest rate risk. Floating rate securities may produce less income than expected if there is a decline in interest rates. Due in part to these factors, the Company's future investment income may fall short of expectations, or the Company may suffer a loss in principal if the Company is forced to sell securities which have declined in market value due to changes in interest rates as stated above.

Foreign Currency Risk

The Company's sales are primarily sourced in the U.S. and its subsidiary in the U.K. and are mostly denominated in U.S. dollars or U.K. pounds, respectively. Its foreign subsidiaries incur most of their expenses in the local currency. Accordingly, all foreign subsidiaries use the local currency as their functional currency. The Company's business is subject to risks typical of an international business, including, but not limited to differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, the Company's future results could be materially adversely impacted by changes in these or other factors. The risk is partially mitigated as the Company has sufficient resources in the respective local currencies to meet immediate requirements. The Company is also exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. As exchange rates vary, these results, when translated, may vary from expectations.

During 2006, the Indian rupee has appreciated by 1.7% as compared to 2005, which has decreased the Company's gross margin by 0.11%. For the year ended December 31, 2006, the Indian rupee denominated cost of revenues and selling, general and administrative cost were 33% and 46%, respectively, which did not have a significant impact.

Although the Company cannot predict future movement in interest rates or fluctuations in foreign currency rates, the Company does not currently anticipate that interest rate risk or foreign currency risk will have a significant impact.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements filed herewith are set forth on the Index to Financial Statements on page 45 of the separate financial section, which is incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. Based on their evaluation of the Company's disclosure controls and procedures as of the end of the period covered by this Report as well as mirror certifications from senior management, the Company's Chairman and Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 (the Exchange Act) is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's (SEC) rules and forms and are operating in an effective manner. There have been no changes in the Company's internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the last quarter that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS. Disclosure controls are procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act, such as this Report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed to ensure that such information is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Internal controls are procedures designed to provide reasonable assurance that the Company's (1) transactions are properly authorized; (2) assets are safeguarded against unauthorized or improper use; and (3) transactions are properly recorded and reported, all to permit the preparation of its financial statements in conformity with generally accepted accounting principles.

LIMITATIONS ON THE EFFECTIVENESS OF CONTROLS. The Company's management, including the CEO and CFO, does not expect that its disclosure controls or internal controls will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with its policies or procedures.

SCOPE OF THE CONTROLS EVALUATION. In the course of the controls evaluation, the Company sought to identify data errors, control problems or acts of fraud and confirm that appropriate corrective actions, including process improvements, were being undertaken. Syntel's internal controls are also evaluated on an ongoing basis by its internal audit department and by other personnel within the organization. The overall goals of these various evaluation activities are to monitor these disclosure controls and internal controls, and to modify them as necessary; the Company's intent is to maintain the disclosure controls and the internal controls as dynamic systems that change as conditions warrant.

Among other matters, the Company sought in its evaluation to determine whether there were any "significant deficiencies" or "material weaknesses" in its internal controls, and whether the Company had identified any acts of fraud involving personnel with a significant role in the Company's internal controls. This information was important both for the controls evaluation generally, and because Rules 13a-14 (certifications of the CEO and CFO) require that the CEO and CFO disclose that information to the Board's Audit Committee and its independent auditors. The Company also sought to deal with other controls matters in the controls evaluation, and in each case if a problem was identified, considered what revision, improvement and/or correction to make in accordance with ongoing procedures.

CONCLUSIONS. Based upon the controls evaluation, Syntel's CEO and CFO have concluded that as of December 31, 2006, the disclosure controls and procedures are effective to ensure that material information relating to Syntel and its consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when its periodic reports are being prepared, and that its internal controls are effective to provide reasonable assurance that its financial statements are fairly presented in conformity with generally accepted accounting principles.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under the Internal Control-Integrated Framework, Syntel's management concluded that its internal control over financial reporting was effective as of December 31, 2006, and meets the criteria of the Internal Control-Integrated Framework.

Crowe Chizek and Company LLC, an independent registered public accounting firm, has audited the consolidated financial statements of Syntel, Inc. and its subsidiaries as of December 31, 2006 and for the year then ended included in this Annual Report on Form 10-K and, as part of its audit, has issued its report, included herein, (1) on the Company management's assessment of the effectiveness of its internal controls over financial reporting and (2) on the effectiveness of its internal control over financial reporting.

Changes in Internal Controls Over Financial Reporting

From the date of the controls evaluation to the date of this Report, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information set forth in the sections entitled "Proposal 1. Election of Directors" and "Additional information – Section 16 (a) Beneficial Ownership Reporting Compliance" in the Registrant's Proxy Statement for the Annual Shareholders' Meeting to be held on or about May 25, 2007 (the "Proxy Statement) is incorporated herein by reference. The information set forth in the section entitled "Executive Officers of the Registrant" in Item 1 of this report is incorporated herein by reference.

The Company has adopted a Code of Ethical Conduct applicable to all of the Company's employees, executive officers and directors. The Code of Ethical Conduct, as currently in effect (together with any amendments that may be adopted from time to time), is posted in the "Investors – Corporate Governance" section of the Company's website at www.syntelinc.com. Amendments to, and any waiver from, any provision of the Code of Ethical Conduct that requires disclosure under applicable SEC rules will be posted on the website at the address specified above.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the sections entitled "Executive Compensation", "Compensation Disclosure and Analysis" and "Proposal 1. Election of Directors – Compensation of Directors" in the Registrant's Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the captions "Equity Compensation Plan Information" in Item 5 of this report is incorporated herein by reference. The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the section entitled "Additional Information" in the Registrant's Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The Company had no transactions with related persons requiring disclosure under this item. The information set forth in the section entitled "Proposal 1. Election of Directors" in the Registrant's Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Crowe Chizek and Company LLC served as the Company's independent auditors for the consolidated financial statements prepared for the years ended December 31, 2006, 2005 and 2004, and all the quarters of 2006, 2005 and 2004 The following table lists the aggregate fees for professional services rendered by Crowe Chizek and Company LLC for all "Audit Fees," "Audit-Related Fees," "Tax Fees," and "All Other Fees" which pertain to the last two years.

Fiscal Year Ended December 31,	2006	2005
Audit Fees	$ 404,329	$ 306,250
Audit-Related Fees	16,900	8,500
Tax Fees	-	7,500
All Other Fees	41,620	23,245

Audit Fees represent fees for professional services rendered for the audit of the consolidated financial statements of the Company and assistance with review of documents filed with the SEC and the audit of management's assessment of the effectiveness of internal control over financial reporting. Audit-Related Fees represent professional fees in connection with the statutory audit services relative to Syntel India and Syntel Germany and the 401(k) plan for Syntel Inc. Tax Fees represent fees for the services related to tax compliance, tax advice and tax planning. All Other Fees represent consultation on matters related to transfer pricing, dividend and other advisory services.

Audit Committee Authorization of Audit and Non-Audit Services

The Audit Committee has the sole authority to authorize all audit and non-audit services to be provided by the independent audit firm engaged to conduct the annual statutory audit of the Company's consolidated financial statements. In addition, the Audit Committee has adopted pre-approval policies and procedures that are detailed as to each particular service to be provided by the independent auditors, and such policies and procedures do not permit the Audit Committee to delegate its responsibilities under the Securities Exchange Act of 1934, as amended, to management. The Audit Committee pre-approved fees for all audit and non-audit services provided by the independent audit firm during the fiscal year ended December 31, 2006 and 2005 as required by the Sarbanes-Oxley Act of 2002.

The Audit Committee has considered whether the provision of the non-audit services is compatible with maintaining the independent auditor's independence, and has advised the Company that, in its opinion, the activities performed by Crowe Chizek and Company LLC on the Company's behalf are compatible with maintaining the independence of such auditors.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) The financial statements and supplementary financial information filed herewith are set forth on the Index to Financial Statements on page 45 of the separate financial section, which is incorporated herein by reference.

(a)(2) The consolidated financial statement schedules of the Company and its subsidiaries have been omitted because they are not required, are not applicable, or are adequately explained in the financial statements included in Part II, Item 8 of this report.

(a)(3) The following exhibits are filed as part of this Report. Those exhibits with an asterisk (*) designate the Registrant's management contracts or compensation plans or arrangements for its executive officers.

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation of the Registrant filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, and incorporated herein by reference.
3.2	Bylaws of the Registrant filed as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, and incorporated herein by reference.
10.1	Line of Credit Agreement, dated August 31, 2002, between the Registrant and Bank One, Michigan filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
10.2	Lease, dated October 24, 2001, between Big Beaver / Kilmer Associates L.L.C. and the Registrant filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
10.3	Indentures of Lease entered into between the President of India and Syntel Limited (formerly known as Syntel Software Pvt. Ltd.) on various dates in 1992 and 1993 for the Mumbai Global Development Center and filed as an Exhibit to the Registrant's Registration Statement on Form S-1 dated June 6, 1997, and incorporated herein by reference.
10.4	Rental Agreement, dated February 24, 1997, between Syntel Limited (formerly known as Syntel Software Pvt. Ltd.) and the Landlords for the Chennai Global Development Center, filed as an Exhibit to the Registrant's Registration Statement on Form S-1 dated June 6, 1997, and incorporated herein by reference.
10.5*	Amended and Restated Stock Option and Incentive Plan, filed as an Exhibit to the Registrant's Current Report dated June 1, 2006 and incorporated herein by reference.
10.6*	Amended and Restated Employee Stock Purchase Plan, filed as an Exhibit to the Registrant's Registration Current Report on Form 8-K dated June 1, 2006 and incorporated herein by reference.
10.7*	Form of Stock Option Agreement, filed as an Exhibit to the Registrant's Current Report on Form 8-K dated June 2, 2005, and incorporated herein by reference.
10.8*	[Incentive] Restricted Stock Grant Agreement, filed as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, and incorporated herein by reference.
10.9*	Form of Annual Performance Award, filed as an Exhibit to the Registrant's Current Report on Form 8-K dated July 7, 2006 and incorporated herein by reference.
10.10*	Employment Agreement, dated October 18, 2001, between the Company and Bharat Desai, filed as an Exhibit to the Registrant's Current Report on Form 8-K dated July 7, 2006 and incorporated herein by reference.
10.11*	Employment Agreement, dated October 18, 2001, between the Company and Daniel M. Moore, filed as an Exhibit to the Registrant's Current Report on Form 8-K dated July 7, 2006 and incorporated herein by reference.
10.12	Amendment to Credit Agreement dated August 25, 2003, between the Registrant and Bank One, NA, filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.
10.13	Amendment to Credit Agreement dated August 19, 2004, between the Registrant and Bank One, NA, filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.
10.14	Amendment to Credit Agreement dated August 23, 2005, between the Registrant and JPMorgan Chase Bank, N.A., successor in interest to Bank One, NA, filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005, and incorporated herein by reference.

10.15	Amendment to Credit Agreement dated August 31, 2006, between the Registrant and JPMorgan Chase Bank, N.A., filed as an Exhibit to the Registrant's Current Report on Form 8-K dated August 4, 2006, and incorporated herein by reference.
10.16	Leave and License Agreement, dated June 11, 2004, between Lake View Developers and Syntel Sourcing Pvt. Ltd. filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.
10.17	Lease Deed, dated September 23, 2004 between Arihant Foundation and Housing Ltd. and Syntel Limited filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.
10.18	Lease Deed, dated October 6, 2004, between Arihant Foundation and Housing Ltd. and Syntel Limited filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.
14	Code of Ethical Conduct filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.
21	Subsidiaries of the Registrant.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNTEL, INC.

By: /s/ Bharat Desai — Bharat Desai, Chairman and Chief Executive Officer
Dated: March 15, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Bharat Desai Bharat Desai	Chairman and Chief Executive Officer (Principal Executive Officer)	March 15, 2007
/s/ Arvind Godbole Arvind Godbole	Chief Financial Officer (Principal Financial and Accounting Officer)	March 15, 2007
/s/ Neerja Sethi Neerja Sethi	Director and Vice President, Corporate Affairs	March 15, 2007
/s/ Paritosh K. Choksi Paritosh K. Choksi	Director	March 15, 2007
/s/ Paul R. Donovan Paul R. Donovan	Director	March 15, 2007
/s/ George R. Mrkonic George R. Mrkonic	Director	March 15, 2007
/s/ Vasant Raval Vasant Raval	Director	March 15, 2007
/s/ James Swayzee James Swayzee	Director	March 15, 2007

CONTENTS

Reports of Independent Registered Public Accounting Firm

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Syntel, Inc.
Troy, Michigan

We have audited the accompanying consolidated balance sheets of Syntel, Inc. as of December 31, 2006 and 2005 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Syntel, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (U.S.), the effectiveness of Syntel, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2007 expressed an unqualified opinion thereon.

Crowe Chizek and Company LLC

Fort Wayne, Indiana
March 8, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Syntel, Inc.
Troy, Michigan

We have audited management's assessment, included within item 9A as Management's Report on Internal Control Over Financial Reporting, that Syntel, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Syntel, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Syntel, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Syntel, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (U.S.), the consolidated balance sheets of Syntel, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006, and our report dated March 8, 2007 expressed an unqualified opinion on those consolidated financial statements.

Crowe Chizek and Company LLC

Fort Wayne, Indiana
March 8, 2007

Syntel, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

December 31,	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 51,555	$ 99,390
Short-term investments	42,319	21,083
Accounts receivable, net of allowance for doubtful accounts of $2,828 and $ 2,575 at December 31, 2006 and 2005, respectively	33,706	27,907
Revenue earned in excess of billings	11,947	8,366
Deferred income taxes and other current assets	13,983	10,003
Total current assets	153,510	166,749
Property and equipment	69,672	54,690
Less accumulated depreciation and amortization	31,358	25,504
Property and equipment, net	38,314	29,186
Goodwill	906	906
Deferred income taxes and other non current assets	4,959	1,320
Total assets	$ 197,689	$ 198,161
Liabilities And Shareholders' Equity		
Liabilities		
Current liabilities:		
Accounts payable	$ 7,559	$ 6,890
Accrued payroll and related costs	20,034	15,906
Income taxes payable	2,732	9,809
Accrued liabilities	9,244	7,446
Deferred revenue	5,960	3,356
Dividends payable	2,418	2,476
Total current liabilities	47,947	45,883
Shareholders' Equity		
Common Stock, no par value per share, 100,000,000 shares authorized; 40,914,676 and 40,679,481 shares issued and outstanding at December 31, 2006 and 2005, respectively	1	1
Restricted stock, 299,584 and 268,630 shares issued and outstanding at December 31, 2006 and 2005, respectively	3,390	1,942
Additional paid-in capital	63,373	60,460
Accumulated other comprehensive income	3,679	853
Retained earnings	79,299	89,022
Total shareholders' equity	149,742	152,278
Total liabilities and shareholders' equity	$ 197,689	$ 198,161

The accompanying notes are an integral part of the consolidated financial statements.

Syntel, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share data)

Year Ended December 31,	2006	2005	2004
Net revenues	$ 270,229	$ 226,189	$ 186,573
Cost of revenues	167,980	135,043	107,120
Gross profit	102,249	91,146	79,453
Selling, general and administrative expenses	49,374	44,917	36,999
Income from operations	52,875	46,229	42,454
Other income, principally interest	4,894	4,592	3,773
Income before income taxes	57,769	50,821	46,227
Income taxes	6,853	20,500	5,253
Net income	$ 50,916	$ 30,321	$ 40,974
Cash Dividends Per Share	$ 1.49	$ 1.74	$ 0.24
Earnings Per Share:			
Basic	$ 1.25	$ 0.75	$ 1.02
Diluted	$ 1.24	$ 0.75	$ 1.01
Weighted average common shares outstanding:			
Basic	40,819	40,528	40,216
Diluted	41,095	40,651	40,469

The accompanying notes are an integral part of the consolidated financial statements.

Syntel, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except share data)	Common Stock		Restricted Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)		Total Shareholders' Equity
	Shares	Amount	Shares	Amount			Unrealized Investment Gain/(Loss)	Foreign Currency Translation Adjustment	
Balance, January 1, 2004	**40,016**	**$1**	**–**	**$–**	**$54,038**	**$97,848**	**$813**	**$706**	**$153,406**
Net income						40,974			40,974
Unrealized (loss) on investments, net of tax							(267)		(267)
Translation adjustments								2,214	2,214
Total comprehensive income						40,974	(267)	2,214	42,921
Common stock repurchases	(100)				(1,479)				(1,479)
Employee stock purchase plan	73				1,021				1,021
Exercised stock options	265				2,118				2,118
Tax benefit on stock options exercised					1,410				1,410
Restricted stock			319	5,838					5,838
Forfeiture of restricted stock			(22)	(410)					(410)
Unearned compensation related to restricted stock				(4,600)					(4,600)
Warrants issued as sales incentive converted into common stock	3				77				77
Dividends, $0.24 per share						(9,660)			(9,660)
Balance, December 31, 2004	**40,257**	**1**	**297**	**828**	**57,185**	**129,162**	**546**	**2,920**	**190,642**
Net income						30,321			30,321
Unrealized gain on investments, net of tax							(70)		(70)
Translation adjustments								(2,543)	(2,543)
Total comprehensive income						30,321	(70)	(2,543)	27,708
Common stock repurchases	(35)				(676)				(676)
Employee stock purchase plan	63				945				945
Exercised stock options	362				2,472				2,472
Tax benefit on stock options exercised					534				534
Restricted stock	32		55	891					891
Forfeiture of restricted stock			(84)	(1,208)					(1,208)
Unearned compensation related to restricted stock				1,431					1,431
Dividends, $1.74 per share						(70,461)			(70,461)
Balance, December 31, 2005	**40,679**	**1**	**268**	**1,942**	**60,460**	**89,022**	**476**	**377**	**152,278**
Net income						50,916			50,916
Unrealized gain on investments, net of tax							2,173		2,173
Translation adjustments								653	653
Total comprehensive income						50,916	2,173	653	53,742
Employee stock purchase plan	47				375				375
Exercised stock options	165				1,540				1,540
Share based compensation expense					603				603
Tax benefit on stock options exercised					395				395
Restricted stock activity	24		31	1,448					1,448
Dividends, $1.49 per share						(60,639)			(60,639)
Balance, December 31, 2006	**40,915**	**$ 1**	**299**	**$3,390**	**$63,373**	**$79,299**	**$2,649**	**$1,030**	**$149,742**

The accompanying notes are an integral part of the consolidated financial statements.

Syntel, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$50,916	$30,321	$40,974
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	6,055	4,852	3,024
Bad debt provisions / (credits)	376	1,564	400
Realized gains on sales of short term investments	(641)	(1,383)	(2,049)
Deferred income taxes	(459)	890	1,101
Stock warrants sales incentive	–	–	77
Compensation expense related to restricted stock	1,857	1,596	884
Share based compensation expense	603	–	–
Tax benefit on stock option exercised	–	534	1,409
Changes in assets and liabilities:			
Accounts receivable and revenue earned in excess of billing	(6,912)	(6,446)	(469)
Other current assets	(7,294)	(4,191)	(300)
Accrued payroll and other liabilities	(63)	10,621	2,637
Deferred revenues	1,082	(1,921)	783
Net cash provided by operating activities	45,520	36,437	48,471
CASH FLOWS FROM INVESTING ACTIVITIES			
Property and equipment expenditures	(15,544)	(16,392)	(12,017)
Purchase of short-term investments:			
Investments in mutual funds	(57,563)	(23,484)	(72,825)
Investments in term deposits with banks	(74,894)	(4,434)	(21,516)
Proceeds from sales of short term investments:			
Proceeds from sales of mutual funds	61,938	43,255	65,866
Maturities of term deposits with banks	50,791	22,682	7,394
Net cash provided by (used in) investing activities	(35,272)	21,627	(33,098)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net proceeds from issuance of common stock	1,915	3,417	3,140
Tax benefit on stock option exercised	395	–	–
Common stock repurchases	–	(676)	(1,479)
Dividends paid	(61,100)	(70,901)	(9,685)
Net cash used in financing activities	(58,790)	(68,160)	(8,024)
Effect of foreign currency exchange rate changes on cash	707	344	(1,061)
Change in cash and cash equivalents	(47,835)	(9,752)	6,288
Cash and cash equivalents, beginning of year	99,390	109,142	102,854
Cash and cash equivalents, end of year	$51,555	$99,390	$109,142
Noncash investing and financing activities:			
Cash dividends declared but unpaid	$2,418	$2,476	$2,433
Stock warrants	–	–	77
Cash paid for income taxes	13,145	19,134	5,543

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business

Syntel, Inc. and subsidiaries (individually and collectively "Syntel" or the "Company) provide information technology (IT) services such as programming, systems integration, outsourcing and overall project management. The Company provides services to customers primarily in the financial and banking sector, insurance, manufacturing, healthcare, transportation, retail and information/communication industries. The Company's reportable operating segments consist of Applications Outsourcing, e-Business, TeamSourcing® and Business Process Outsourcing (BPO).

Through Applications Outsourcing, the Company provides higher-value outsourcing services for ongoing management, development and maintenance of customers' business applications. In most Application Outsourcing engagements, the Company assumes responsibility for the management of customer development and support functions. These services may be provided on either a time-and-material basis or on a fixed-price basis.

Through e-Business, the Company provides development and implementation services for a number of emerging and rapidly growing high technology applications, including Web development, data warehousing, e-commerce, CRM, as well as partnership arrangements with leading software firms to provide installation services to their respective customers. These services may be provided on either a time-and-material basis or on a fixed-price basis, in which the Company assumes responsibility for management of the engagement.

Through TeamSourcing, the Company provides professional IT consulting services directly to customers on a staff augmentation basis. TeamSourcing services include systems specification, design, development, implementation and maintenance of complex information technology applications involving diverse computer hardware, software, data and networking technologies and practices. TeamSourcing consultants, whether working individually or as a team of professionals, generally receive direct supervision from the customer's management staff. TeamSourcing services are generally invoiced on a time-and-material basis.

Through BPO, Syntel provides custom outsourced solutions for a customer's business processes, providing them with the advantage of a low-cost position and process enhancement through optimal use of technology. Syntel uses a proprietary tool called Identeon® to assist with strategic assessments of business processes and identifying the right ones for outsourcing.

2. Summary of Certain Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Syntel, Inc. (Syntel), a Michigan corporation, its wholly owned subsidiaries, and a joint venture. All significant inter-company balances and transactions have been eliminated.

The wholly owned subsidiaries of Syntel, Inc. are:

- Syntel Limited (Syntel India), an Indian limited liability company formerly known as Syntel (India) Limited.;
- Syntel Singapore PTE. Limited. (Syntel Singapore), a Singapore limited liability company;
- Syntel Europe, Limited. (Syntel U.K.), a United Kingdom limited liability company;
- Syntel Canada Inc. (Syntel Canada), an Ontario limited liability company;
- Syntel Deutschland GmbH (Syntel Germany), a German limited liability company;
- Syntel Hong Kong Limited. (Syntel Hong Kong), a Hong Kong limited liability company;
- Syntel (Australia) Pty. Limited (Syntel Australia), an Australian limited liability company;
- Syntel Delaware LLC (Syntel Delaware), a Delaware limited liability company;
- SkillBay LLC (SkillBay), a Michigan limited liability company;
- Syntel (Mauritius) Limited (Syntel Mauritius), a Mauritius limited liability company;
- Syntel Consulting Inc (Syntel Consulting), a Michigan limited liability company;
- Syntel Sterling BestShores (Mauritius) Limited (SSBML), a Mauritius limited liability company; and
- Syntel Worldwide (Mauritius) Limited (Syntel Worldwide), a Mauritius limited liability company.

The formerly wholly owned subsidiary of Syntel Delaware LLC (as of December 31, 2004) that became a partially owned joint venture of Syntel Delaware LLC on February 1, 2005 is:

- State Street Syntel Services (Mauritius) Limited. (SSSSML), a Mauritius limited liability company formerly known as Syntel Solutions (Mauritius) Limited.

The wholly owned subsidiary of SSSSML is:

- Syntel Sourcing Private Limited. (Syntel Sourcing), an Indian limited liability company.

The wholly owned subsidiaries of Syntel Mauritius are:

- Syntel International Private Limited. (Syntel International), an Indian limited liability company; and
- Syntel Global Private Limited. (Syntel Global), an Indian limited liability company.

The wholly owned subsidiary of Syntel Sterling BestShores (Mauritius) Limited is:

- Syntel Sterling BestShores Solutions Private Limited (SSBSPL), an Indian limited liability company.

Revenue Recognition

The Company recognizes revenues from time-and-material contracts as the services are performed.

Revenue from fixed-price applications management, maintenance and support engagements is recognized as earned which generally results in straight-line revenue recognition as services are performed continuously over the term of the engagement.

Revenue on fixed-price applications development and integration projects in the Company's application outsourcing and e-Business segments are measured using the proportional performance method of accounting. Performance is generally measured based upon the efforts incurred to date in relation to the total estimated efforts to the completion of the contract. The Company monitors estimates of total contract revenues and cost on a routine basis throughout the delivery period. The cumulative impact of any change in estimates of the contract revenues or costs is reflected in the period in which the changes become known. In the event that a loss is anticipated on a particular contract, provision is made for the estimated loss. The Company issues invoices related to fixed-price contracts based on either the achievement of milestones during a project or other contractual terms. Differences between the timing of billings and the recognition of revenue based upon the proportional performance method of accounting are recorded as revenue earned in excess of billings or deferred revenue in the accompanying consolidated balance sheets.

Revenues are reported net of sales incentives.

Reimbursements of out-of-pocket expenses are included in revenue in accordance with Emerging Issues Task Force Consensus (EITF) 01-14, "Income Statement Characterization of Reimbursement Received for 'Out of Pocket' Expenses Incurred".

Stock-Based Employee Compensation Plans

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 123R, "Share-Based Payment," utilizing the modified prospective method. SFAS No. 123R requires the recognition of stock-based compensation expense in the consolidated financial statements for awards of equity instruments to employees and non-employee directors based on the grant-date fair value of those awards, estimated in accordance with the provisions of SFAS No. 123R. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. Under the modified prospective method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption, determined under the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), are recognized in net income in the periods after the date of adoption. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under the prior accounting rules. This requirement reduces net operating cash flow and increases net financing cash flows in periods after adoption. Total cash flow remains unchanged from what would have been reported under the prior accounting rules.

Prior to the adoption of SFAS No. 123R, the Company followed the intrinsic value method to account for its employee stock option plans (ESOP Plans) and employee stock purchase plan (ESPP Plans) in accordance with the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and Related Interpretations (APB No. 25), as allowed by SFAS No. 123 and as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". Accordingly, no stock-based employee compensation cost was recognized on account of ESOP and ESPP plans, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant and, with respect to the employee stock purchase plan, the discount did not exceed fifteen percent. In accordance with the transitional provisions of SFAS No. 123R, operating results for 2005 and 2004 have not been restated. The Company historically reported pro forma results under the disclosure-only provisions of SFAS No. 123.

Cash and Cash Equivalents

For the purpose of reporting cash and cash equivalents, the Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2006 and 2005, approximately $13.9 million and $60.8 million respectively, represent corporate bonds and treasury notes held by JPMorgan Chase Bank, N.A., for which AAA rated letters of credit have been provided by the bank. The remaining amounts of cash and cash equivalents are invested in money market accounts with various banking and financial institutions.

Fair Value of Financial Instruments

The fair values of the Company's current assets and current liabilities approximate their carrying values because of their short maturities.

Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of investments and accounts receivable. Cash on deposit is held with financial institutions with high credit standings. The Company has cash deposited with financial institutions that, at times, may exceed the federally insured limits.

The Company's customer base consists primarily of Global 2000 companies and, accordingly, accounts receivable are not exposed to significant credit risk. The Company establishes an allowance for doubtful accounts for known and inherent collection risks related to its accounts receivable. The estimation of the allowance is primarily based on the Company's assessment of the probable collection from specific customer accounts, the aging of the accounts receivable, analysis of credit data, bad debt write-offs, and other known factors.

Short-Term Investments

The Company's short-term investments consist of short-term mutual funds, which have been classified as available-for-sale and are carried at estimated fair value. Fair value is determined based on quoted market prices. Unrealized gains and losses, net of taxes, on available-for-sale securities are reported as a separate component of accumulated other comprehensive income (loss) in shareholders' equity. Net realized gains or losses resulting from the sale of these investments, and losses resulting from decline in fair values of these investments that are other than temporary declines, are included in other income. The cost of securities sold is determined on the weighted average method.

Investments include term deposits with original maturity exceeding three months and whose maturity date is within one year from the date of the balance sheet.

Long-Lived Assets (Other Than Goodwill)

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews its long-lived assets (other than goodwill) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When factors indicate that such costs should be evaluated for possible impairment, the Company assesses the recoverability of long-lived assets (other than goodwill) by comparing the estimated undiscounted cash flows associated with the related asset or group of assets against their respective carrying amounts. The amount of an impairment charge, if any, is calculated based on the excess of the carrying amount over the fair value of those assets. Management believes no assets were impaired at December 31, 2006 and 2005.

Other Income

Other income includes interest and dividend income, gains and losses from sale of securities and other investments.

Property and Equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to expense when incurred. Depreciation is computed primarily using the straight-line method over the estimated useful lives as follows:

	Years
Office buildings	30
Computer equipment and software	3
Furniture, fixtures and other equipment	7
Vehicles	3
Leasehold improvements	Life of lease
Leasehold land	Life of lease

Depreciation and amortization expense for the years ended December 31, 2006, 2005 and 2004 was $6.1 million, $4.9 million and $ 3.1 million, respectively.

Goodwill

Effective January 1, 2002 the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets". In accordance with SFAS No. 142, goodwill is no longer amortized but is evaluated for impairment at least annually.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, but are not limited to allowance for doubtful accounts, impairment of long-lived assets and goodwill, contingencies and litigation, the recognition of revenues and profits based on the proportional performance method and potential tax liabilities. Actual results could differ from those estimates and assumptions used in the preparation of the accompanying financial statements.

During 2006, the Company has reversed $2.0 million of the accrual for income taxes related to the year 2002 and credited it to the current year's income tax provision. In determining the tax provisions, the Company also provides for tax contingencies based on the Company's assessment of future regulatory reviews of filed tax returns. Such reserves, which are recorded in income taxes payable, are based on management's estimates and accordingly are subject to revision based on additional information. The portion of the reserve that is no longer required for any particular tax year is credited to the current year's income tax provision.

During 2006, the Company provided $0.4 million towards allowance for doubtful accounts. At December 31, 2006 the allowance for doubtful accounts was $2.8 million. These estimates are based on management's assessment of the probable collection from specific customer accounts, the aging of accounts receivable, analysis of credit data, bad debt write-offs, and other known factors.

The revisions in the above estimates during 2006 had an after-tax impact of increasing the diluted earnings per share for the year ended December 31, 2006 by $0.04 per share.

During 2005, the Company has reversed $2.6 million of the accrual for income taxes related to the year 2001 and credited it to the current year's income tax provision. In determining the tax provisions, the Company also provides for tax contingencies based on the Company's assessment of future regulatory reviews of filed tax returns. Such reserves, which are recorded in income taxes payable, are based on management's estimates and accordingly are subject to revision based on additional information. The portion of the reserve that is no longer required for any particular tax year is credited to the current year's income tax provision.

In addition, during 2005 the Company has reversed $0.9 million related to the payroll tax provision and provided for a valuation allowance of $1.6 million attributable to certain deferred tax assets.

During 2005, the Company provided $1.6 million towards allowance for doubtful accounts. At December 31, 2005 the allowance for doubtful accounts was $2.6 million. These estimates are based on management's assessment of the probable collection from specific customer accounts, the aging of accounts receivable, analysis of credit data, bad debt write-offs, and other known factors.

The revisions in estimates during 2005 had an after-tax impact of increasing the diluted earnings per share for the year ended December 31, 2005 by $0.01 per share.

During 2004, the Company reversed $1.7 million of the accrual for income taxes related to the year 2000 and credited it to the current year's income tax provision. In determining the tax provisions, the Company also provides for tax contingencies based on the Company's assessment of future regulatory reviews of filed tax returns. Such reserves, which are recorded in income taxes payable, are based on management's estimates and accordingly are subject to revision based on additional information. The portion of the reserve no longer required for any particular tax year is credited to the current year's income tax provision.

In addition, during 2004 Syntel India accounted for a credit of approximately $0.5 million with respect of U.S. branch profit taxes related to prior periods up to June 30, 2004.

The revisions in estimates during 2004 had an after tax impact of increasing the diluted earnings per share for the year ended December 31, 2004 by $0.05 per share.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries use the currency of the primary economic environment in which they operate as its functional currency. Revenues, costs and expenses of the foreign subsidiaries are translated to U.S. dollars at average period exchange rates. Assets and liabilities are translated to U.S. dollars at period-end exchange rates with the effects of these cumulative translation adjustments being reported as a separate component of accumulated other comprehensive income in shareholders' equity. Transaction gains and losses are reflected within "Selling, general and administrative expenses" in the consolidated statements of income for the years presented, and were not material.

Earnings Per Share

Basic and diluted earnings per share are computed in accordance with SFAS No. 128 "Earnings Per Share".

Basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the applicable period.

The Company has stock options, which are considered to be potentially dilutive to the basic earnings per share. Diluted earnings per share is calculated using the treasury stock method for the dilutive effect of shares which have been granted pursuant to the stock option plan, by dividing the net income by the weighted average number of shares outstanding during the period adjusted for these potentially dilutive options, except when the results would be anti-dilutive. The potential tax benefits on exercise of stock options is considered as additional proceeds while computing dilutive earnings per share using the treasury stock method.

Employee Benefits

The Company maintains a 401(k) retirement plan that covers all regular employees on Syntel's U.S. payroll. Eligible employees may contribute up to 15% of their compensation, subject to certain limitations, to the retirement plans. The Company may make contributions to the plan at the discretion of its Board of Directors; however, through December 31, 2006, no contributions have been made.

Eligible employees of the Company receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the Company make monthly contributions equal to a specified percentage of the covered employee's salary. The Company has no further obligations under the plan beyond its monthly contributions. These contributions are made to the fund administered and managed by the Government of India. The Company's monthly contributions are charged to income in the period they are incurred.

In accordance with the Payment of Gratuity Act, 1972 of India, the Indian subsidiary provides for gratuity, a defined retirement benefit plan (the "Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, based on the respective employee's salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation and are charged to income in the period determined. The Gratuity Plan is a non-funded plan. The amounts accrued under this plan are $1.3 million and $1.1 million as of December 31, 2006 and 2005, respectively, and are included within "Accrued payroll and related costs."

Vacation Pay

The accrual for unutilized leave balance is determined for the entire available leave balance standing to the credit of the employees at period-end. The leave balance eligible for carry-forward is valued at gross compensation rates and eligible for compulsory encashment at basic compensation rates.

Provision for Unutilized Leave

The gross charge for unutilized earned leave was $2.3 million; $0.64 million and $1.4 million for the years ended December 31, 2006, 2005 and 2004 respectively.

The amounts accrued for unutilized earned leave are $5.0 million and $3.7 million as of December 31, 2006 and December 31, 2005, respectively, and are included within "Accrued payroll and related costs."

During the year ended December 31, 2005, Syntel Limited had changed its leave policy, resulting in a reduction of the maximum permissible accumulation of unutilized leave from 150 days to 60 days. The balance exceeding the maximum permissible accumulation was compulsorily encashed at basic salary. Accordingly, an amount of $0.51 million was paid at basic salary and $1.14 million representing the difference between the basic salary and gross compensation rates was reversed.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in income in the period that includes the enactment date.

Recently Issued Accounting Standards

In September 2006, the SEC issued SAB 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The pronouncement prescribes an approach whereby the effect of all unrecorded identified errors should be considered on all of the financial statements rather than just either the effect on the balance sheet or the income statement. Syntel adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

On July 13, 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on examination, based on the technical merits of the position. The provisions of this interpretation are required to be adopted for fiscal periods beginning after December 15, 2006. The Company will be required to apply the provisions of FIN 48 to all tax positions, upon initial adoption, with any cumulative effect adjustment to be recognized as an adjustment to the retained earnings. The Company will be adopting the provisions of FIN 48 in the first quarter of 2007.

The Company is still assessing the impact of the adoption of the FIN 48. Based on a preliminary analysis, the management believes that adoption of FIN 48 may result in recording a decrease to retained earnings between $3 and $5 million in the first quarter of 2007. The final analysis will be completed in the first quarter of 2007.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS No. 157 will have on the Company's financial position, results of operations and liquidity and its related disclosures.

3. Short-Term Investments

Short-term investments included the following at December 31, 2006 and 2005:

(In thousands)	2006	2005
Investments in mutual funds at carrying value	$13,543	$16,814
Term deposits with banks	28,776	4,269
TOTAL	**$42,319**	**$21,083**

Information related to investments in mutual funds (primarily Indian Mutual Funds) is as follows:

(In thousands)	2006	2005	2004
Cost	$12,934	$16,275	$35,456
Unrealized gain, net	609	539	650
Carrying value	$13,543	$16,814	$36,106
Gross realized gains	$ 641	$1,383	$2,049
Gross realized losses	-	-	-
Dividend income	-	-	-
Proceeds on sale of short term investments	61,938	43,255	65,866
Purchase of short term investments	57,563	23,484	72,825

Investment in term deposits with banks included the following at December 31, 2005 and 2004:

(In thousands)	2006	2005	2004
Cost	$28,776	$ 4,269	$22,793
Maturities of term deposits	$50,791	$22,682	$7,394
Purchase of term deposits	74,894	4,434	21,516

4. Revenue Earned in Excess of Billings and Deferred Revenue

Revenue earned in excess of billings consists of:

(In thousands)	2006	2005
Unbilled revenue for time-and-material projects	$ 9,862	$ 3,027
Unbilled revenue for fixed-price projects	2,085	5,339
	$ 11,947	$ 8,366

Deferred revenue consists of:

(In thousands)	2006	2005
Deferred revenue on uncompleted fixed-price development contracts	$4,464	$3,087
Advance billing on application management and support contracts	47	195
Advances received from customer towards future billing	1,333	-
Other deferred revenue	116	74
	$5,960	$3,356

5. Property and Equipment

Property and equipment at December 31, 2006 and 2005 is summarized as follows:

(In thousands)	2006	2005
Office building	$7,586	$ -
Computer equipment and software	28,009	21,387
Furniture, fixtures and other equipment	21,487	11,947
Vehicles	455	1,050
Leasehold improvements	2,821	1,765
Leasehold land	1,965	1,828
Residential property	282	–
Capital advances / work in progress	7,067	16,713
	69,672	54,690
Less accumulated depreciation and amortization	31,358	25,504
	$38,314	$29,186

6. Line of Credit

The Company has a line of credit with JPMorgan Chase Bank, N.A., which provides for borrowings up to $20.0 million ($15.0 million at December 31, 2005). The line of credit has been renewed and amended and now expires on August 31, 2007. The line of credit has a sub-limit of $5.0 million for letters of credit, which bear a fee of 1% per annum of the face value of each standby letter of credit issued. Borrowings under the line of credit bear interest at (i) a formula approximating the Eurodollar rate plus the applicable margin of 1.25%, (ii) the bank's prime rate minus 1.0% or (iii) negotiated rate plus 1.25%. There were no outstanding borrowings under the line of credit at December 31, 2006 and 2005.

7. Leases

The Company leases certain facilities and equipment under operating leases. Current operating lease obligations are expected to be renewed or replaced upon expiration. Future minimum lease payments under all non-cancelable leases expiring beyond one year as of December 31, 2006 are as follows:

(In thousands)	
2007	$ 4,740
2008	5,409
2009	2,684
2010	1,542
2011	538
TOTAL	**$ 14,913**

Total rent expense amounted to approximately $4.7 million, $2.9 million and $2.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

8. Income Taxes

Income before income taxes for the Company's U.S. and foreign operations was as follows:

(In thousands)	2006	2005	2004
U.S.	$16,480	$18,410	$12,147
Foreign	41,289	32,411	34,080
	$57,769	$50,821	$46,227

Income taxes consisted of the following:

(In thousands)	2006	2005	2004
CURRENT			
Federal	$3,483	$7,382	$1,672
State	636	1,346	305
Foreign	3,193	10,882	2,175
Total current provision	7,312	19,610	4,152
DEFERRED			
Federal	(21)	931	221
State	(5)	170	40
Foreign	(433)	(211)	840
Total deferred provision (benefit)	(459)	890	1,101
Total provision for income taxes	$6,853	$20,500	$5,253

The components of the net deferred tax asset are as follows:

(In thousands)	2006	2005
Deferred Tax Assets		
Impairment of investments and capitalized development costs	$ 1,814	$ 1,814
Valuation allowance	(1,664)	(1,664)
Property, plant and equipment	273	71
Accrued expenses and allowances	2,999	2,235
Advanced billing receipts	676	835
Total deferred tax assets	4,098	3,291
Deferred Tax Liabilities		
Provision for branch tax on dividend equivalent in India	(1,819)	(1,089)
Provision for tax on unrealized gains in India	(75)	(63)
Total deferred tax liabilities	(1,894)	(1,152)
Net deferred tax assets	**$ 2,204**	**$ 2,139**

Balance sheet classification of the net deferred tax asset is summarized as follows:

(In thousands)	2006	2005
Deferred tax asset, current	$ 2,313	$ 2,139
Deferred tax asset (liability), non-current	(109)	-
	$ 2,204	$ 2,139

During 2001, the Company had recorded deferred tax assets related to tax benefits on write-off of certain investments. In 2005 the Company created a valuation allowance of $1.7 million against these deferred tax assets, as these tax benefits are not expected to be recognized.

Syntel's Global Development Centers are located in Mumbai, Chennai and Pune, India. Units in Mumbai are located in a Special Economic Zone (SEZ), the unit at Chennai is 100% Export Oriented Unit (EOU) and units at Pune are registered with Software Technologies Park of India (STPI). Under the Indian Income Tax Act, 1961 (the "Act), 100% EOUs at Chennai, units registered with STPI at Pune and certain units located in SEZ are eligible for an exemption from payment of corporate income taxes for up to ten years of operations on the profits generated from these undertakings or March 31, 2009, whichever is earlier. Certain units located in SEZ are eligible for 100% exemption from payment of corporate taxes for the first five years of operation and a 50% exemption for the next five years.

Effective April 1, 2003 one unit in the Company's Global Development Centers has ceased to enjoy the above-mentioned tax exemption. Two more development units ceased to enjoy the tax exemption on April 1, 2005 and April 1, 2006 respectively. Provision for Indian Income Tax is made only in respect of business profits generated from these software development units, to the extent they are not covered by the above exemptions and on income from investments and interest income.

The benefit of the tax Holiday granted by the Indian authorities was $10.5 million, $11.0 million and $ 7.6 million for the years 2006, 2005 and 2004, respectively.

On February 28, 2007, the Government of India announced Union Budget for the Financial Year beginning April 1, 2007. Certain changes in the taxes in India have been proposed in this Budget. Some of the changes were with respect to introduction of a Minimum Alternate Tax (MAT) of 11.33 %, Service Tax of 12.36% on rentals of non-residential property, increase in effective Dividend Distribution Tax from 14.03% to 17% and Fringe Benefit Tax on Employee Stock Options/Restricted Options. For certain items, detailed rules are awaited.

The American Jobs Creation Act of 2004 provided a special one-time favorable effective federal tax rate for U.S.-based organizations. The Company repatriated cash dividends of $61.0 million during 2005 out of the retained earnings of its controlled foreign subsidiary, Syntel Limited, to the U.S. in accordance with the Act. The Company recorded a tax charge for this dividend of approximately $12.3 million, including U.S. Federal and state taxes and the Indian dividend distribution tax under the Indian Income Tax laws, during the fourth quarter of 2005. Proceeds from these extra ordinary dividends are required to be invested in the U.S. for specific purposes permitted under Act pursuant to an approved written domestic reinvestment plan. As of December 31, 2006 the Company had fully invested all the proceeds towards permitted investments under the Act against this extra ordinary dividend pursuant to an approved domestic reinvestment plan.

The Company intends to use remaining accumulated and future earnings of foreign subsidiaries to expand operations outside the U.S. and accordingly undistributed earnings of foreign subsidiaries are considered to be indefinitely reinvested outside the U.S. and no provision for U.S. federal and state income tax or applicable dividend distribution tax has been provided thereon. If the Company determines to repatriate all undistributed repatriable earnings of foreign subsidiaries as of December 31, 2006, the Company would have accrued taxes of approximately $51.2 million.

The following table accounts for the differences between the actual effective tax rate and the statutory U.S. federal income tax rate of 35%:

	2006	2005	2004
Statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	1.1%	1.3%	1.0%
Tax-free investment income	(0.5%)	(0.2%)	(0.4%)
Foreign effective tax rates different from U.S. Statutory Rate	(20.2%)	(18.3%)	(19.3%)
Tax reserves	(3.5%)	(5.0%)	(3.8%)
Valuation allowance	0.0%	3.2%	0.0%
Tax on repatriation	0.0%	24.2%	0.0%
Other, net	0.0%	0.0%	(1.1%)
Effective income tax rate	**11.9%**	**40.3%**	**11.4%**

The Company records provisions for income taxes based on enacted tax laws and rates in the various taxing jurisdictions in which it operates. In determining the tax provisions, the Company also provides for tax contingencies based on the Company's assessment of future regulatory reviews of filed tax returns. Such reserves, which are recorded in income taxes payable, are based on management's estimates and accordingly are subject to revision based on additional information. The provision no longer required for any particular tax year is credited to the current period's income tax expenses. Conversely, in the event of a future tax examination, if the Company does not prevail on certain tax positions taken in filed returns the tax expense related thereto will be recognized in the period in which examiners position is determined to be final.

During the years ended December 31, 2006, 2005 and 2004, the effective income tax rate was 11.9%, 40.3% and 11.4%, respectively. The tax rate for the year ended December 31, 2006 was impacted by reversal of $2.0 million of the accrual of income taxes related to the year 2002. Without the above, the effective tax rate for the year ended December 31, 2006 would have been 15.3%. The tax rate for the year ended December 31, 2005 was impacted by reversal of $2.6 million of the accrual for income taxes related to the year 2001, provision for valuation allowance of $1.7 million and the tax related to the repatriation of $12.3 million. Without the above, the effective tax rate for the year ended December 31, 2005 would have been 17.8%. During the year ended December 31, 2004 the tax rate was impacted by reversal of $1.7 million of the accrual for income taxes related to the year 2000, tax credit of $0.5 million in Syntel India and the research and development tax credit of $0.5 million in Syntel Inc. Without the above, the effective income tax rate for the year ended December 31, 2004 would have been 17.3%. The tax rate continues to be positively impacted by the combined effects of offshore transition and reduced on-site profitability.

Syntel India has not provided for disputed Indian income tax liabilities amounting to $2.6 million for the financial years 1995-96 to 2001-02. Syntel India has obtained an opinion from one independent legal counsel (a former Chief Justice of the Supreme Court of India) for the financial year 1998-99 and opinions from another independent legal counsel (also a former Chief Justice of the Supreme Court of India) for the financial years 1995-96, 1996-97, 1997-98, 1999-2000 and 2000-01 and for subsequent periods, which support Syntel India's position in this matter.

Syntel India had earlier filed an appeal with the Commissioner of Income Tax (Appeals) for the financial year 1998-99 and received a favorable decision. However the Income Tax Department has gone into further appeal with the Income Tax Appellate Tribunal against this favorable decision. During May 2006, the Income Tax Appellate Tribunal has dismissed the appeal filed by the Income Tax Department. The Income tax department has recourse to file further appeal.

A similar appeal filed by Syntel India with the Commissioner of Income Tax (Appeals) for the financial year 1999-2000 was however dismissed in March 2004. Syntel India has appealed this decision with the Income Tax Appellate Tribunal. Syntel India has also received orders for appeals filed with the Commissioner of Income Tax (Appeals) against the demands raised in March 2004 by the Income Tax Officer for similar matters relating to the financial years 1995-96, 1996-97, 1997-98 and 2000-01 and received a favorable decision for 1995-96 and the contention of Syntel India was partially upheld for the other three years. Syntel India has gone into further appeal with the Income Tax Appellate Tribunal for the amounts not allowed by the Commissioner of Income Tax (Appeals). The Income Tax Department has appealed the favorable decisions for 1995-96 and 1998-99 and the partially favorable decisions for the other years with the Income Tax Appellate Tribunal.

Syntel India has also not provided for other disputed Indian income tax liabilities aggregating to $4.5 million for the financial years 2001-02 to 2002-03 against which Syntel India has obtained opinions from independent legal counsels, which support Syntel India's stand in the matter. During the year ended December 31, 2006, Syntel India has received an order from the Commissioner of Income tax (Appeals) for the financial year 2001-02 and the contention of Syntel India was partially upheld. Syntel India has gone into further appeal with the Income Tax Appellate Tribunal in relation to the amounts not allowed by the Commissioner of Income Tax (Appeals). The Income Tax Department has also filed further appeal against the relief granted to Syntel India by Commissioner of Income Tax (Appeals).

The Income Tax Department has recently completed the tax scrutiny for financial year 2003-04 and Syntel India received an order during December 2006. Syntel India has filed an appeal before the Commissioner of Income Tax (Appeals) against the order passed by the Income Tax Department. Accordingly, Syntel India is not providing for the disputed Indian income tax liabilities aggregating to $2.8 million for the financial year 2003-04.

Further, Syntel India has not provided for disputed income tax liabilities aggregating to $0.10 million, for which Syntel India has filed necessary appeals/petitions.

All the above tax exposures involve complex issues and may need an extended period to resolve the issues with the Indian income tax authorities. Management, after consultation with legal counsel, believes that the resolution of the above matters will not have a material adverse effect on the Company's financial position.

Tax Credit

During the year ended December 31, 2004, the provision for income tax was reduced by research and development tax credits claimed. The tax credits relate to increased qualified expenditures for software development. The Company completed a review of such qualified expenditures and filed refund claims for the tax years ended December 31, 1999, 2000, 2001 and 2002. The appropriate tax benefit for these years has been recorded currently in conjunction with the completion of the review. This tax credit had a positive impact of $0.5 million on taxes.

In addition, during the year ended December 31, 2004, Syntel India has accounted for a credit of approximately $0.5 million in respect of U.S. branch profit taxes related to prior periods up to June 30, 2004 and also reclassified in the balance sheet $1.0 million from income taxes payable to deferred tax liability.

9. Earnings Per Share

The reconciliation of earnings per share computations for the years 2006, 2005, and 2004 are as follows:

(In thousands, except per share data)

	2006		2005		2004	
	Shares	Per Share	Shares	Per Share	Shares	Per Share
Basic earnings per share[1]	40,819	$1.25	40,528	$0.75	40,216	$1.02
Potential dilutive effect of stock options and warrants outstanding	276	(0.01)	123	(0.00)	253	(0.01)
	41,095	$1.24	40,651	$0.75	40,469	$1.01

(1) Represents weighted average number of common shares

As of December 31, 2006, 2005 and 2004, stock options to purchase 9,500; 66,700 and 135,700 shares of Common Stock, respectively, at a weighted average price per share of $26.89, $24.55 and $24.13 respectively, were outstanding but were not included in the computation of diluted earnings per share. The options' exercise price was greater than the average market price of the common shares and was anti-dilutive.

10. Dividend

The Board of Directors, at its meeting on August 14, 2006, declared a special cash dividend of $1.25 per share payable to Syntel shareholders of record at the close of business on August 31, 2006. The dividend was paid on September 14, 2006. The Board of Directors declared and paid a special cash dividend of $1.50 per share in March 2005.

In addition, the company has paid quarterly cash dividends of $0.06 per share during 2006, 2005 and 2004

Per share cash dividends paid in 2006, 2005 and 2004 were $1.49, $1.74 and $0.24, respectively.

11. Stock Compensation Plans

Share Based Compensation

The Company originally established a Stock Option and Incentive Plan in 1997 (the "1997 Plan). On June 1, 2006 the Company adopted the Amended and Restated Stock Option and Incentive Plan (the "Stock Option Plan), which amended and extended the 1997 Plan. Under the plans, a total of 8 million shares of Common Stock were reserved for issuance. The dates on which options granted under the Stock Option Plan are first exercisable are determined by the Compensation Committee of the Board of Directors, but generally vest over a four-year period from the date of grant. The term of any option may not exceed ten years from the date of grant. The Company grants the options at the fair market value on the date of grant of the options.

The shares issued upon the exercise of the options are generally new share issues. In some instances the shares are issued out of treasury stock purchased from the market.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 123R, "Share-Based Payment," utilizing the modified prospective method. SFAS No. 123R requires the recognition of stock-based compensation expense in the consolidated financial statements for awards of equity instruments to employees and non-employee directors based on the grant-date fair value of those awards, estimated in accordance with the provisions of SFAS No. 123R. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. Under the modified prospective method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption, determined under the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), are recognized in net income in the periods after the date of adoption. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under the prior accounting rules. This requirement reduces net operating cash flow and increases net financing cash flows in periods after adoption. Total cash flow remains unchanged from what would have been reported under the prior accounting rules.

Prior to the adoption of SFAS No. 123R, the Company followed the intrinsic value method to account for its employee stock option plans (ESOP Plans) and employee stock purchase plan (ESPP Plans) in accordance with the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and Related Interpretations (APB No. 25), as allowed by SFAS No. 123 and as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". Accordingly, no stock-based employee compensation cost was recognized on account of ESOP and ESPP plans, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant and, with respect to the employee stock purchase plan, the discount did not exceed fifteen percent. In accordance with the transitional provisions of SFAS No. 123R, operating results for 2005 and 2004 have not been restated. The Company historically reported pro forma results under the disclosure-only provisions of SFAS No. 123.

Restricted Stock

On different dates during the quarter ended June 30, 2004 the Company issued 319,300 shares of incentive restricted stock to its non-employee directors and some employees as well as to some employees of its subsidiaries. The shares were granted to employees for their future services as a retention tool at a zero exercise price, with the restrictions on transferability lapsing with regard to 10%, 20%, 30% and 40% of the shares issued on or after the first, second, third and fourth anniversary of the grant dates, respectively.

On different dates during the years ended December 31, 2006 and 2005 the Company issued 16,536 and 54,806 shares respectively, of incentive restricted stock to its non-employee directors and some employees as well as to some employees of its subsidiaries. The shares were granted to employees for their future services as a retention tool at a zero exercise price, with the restrictions on transferability lapsing with regard to 25% of the shares issued on or after the first, second, third and fourth anniversary of the grant dates. Generally, the shares to non-employee directors are granted for their future services starting from the date of the annual meeting of shareholders to the date of the following annual meeting.

In addition to the shares of restricted stock described above, on different dates during the year ended December 31, 2006 the Company issued another 66,250 shares of incentive restricted stock to some employees as well as to some employees of its subsidiaries. The shares were granted to employees for their future services as a retention tool at a zero exercise price, with the restrictions on transferability lapsing with regard to 20% of the shares issued on or after the first, second, third, fourth and fifth anniversary of the grant dates.

During the year ended December 31, 2006, the Company issued 142,500 shares of performance-restricted stock to some employees as well as to some employees of its subsidiaries. Each such performance restricted stock grant is divided in a pre-defined proportion with the vesting (lifting of restriction) of one portion based on the overall annual performance of the Company and the vesting (lifting of restriction) of the other portion based on the achievement of pre-defined long term goals of the Company. These stocks will vest (have the restrictions lifted) over a period of five years (at each anniversary) in equal installments, subject to meeting the above pre-defined criteria of overall annual performance and achievement of the long-term goal. The stock linked to overall annual performance would lapse (revert to the Company) on non-achievement of the overall annual performance in the given year. However the stock linked to achievement of the long term goal would roll over into a common pool and would lapse only on the non-achievement of the long term goal on or prior to the end of fiscal year 2012.

Based upon the market value on the grant dates, the Company recorded $5.84 million during the three months ended June 30, 2004, $0.01 million and $0.89 million during the year ended December 31, 2006 and 2005 respectively of share compensation included as a separate component of shareholders' equity to be expensed over the service period on a straight line basis. During the years ended December 31, 2006, 2005 and 2004 the Company reversed $0.14 million, $1.21 million and $0.41 million respectively, of unearned compensation towards forfeiture of restricted stock on account of termination of employees and expensed $1.45 million, $1.11 million and $0.83 million respectively, as compensation cost on account of these stock grants.

The recipients are also eligible for dividends declared on their restricted stock. The dividends accrued or paid on shares of unvested restricted stock are charged to compensation cost. For the year ended December 31, 2006 and 2005, the Company recorded $0.4 million and $0.48 million, respectively, as compensation cost for dividends paid on shares of unvested restricted stock.

For the restricted stock issued during the years ended December 31, 2005 and 2006, the dividend is accrued and paid subject to the same restriction as the restriction on transferability.

Impact of the Adoption of SFAS No. 123R

The Company adopted SFAS No. 123R using the modified prospective transition method beginning January 1, 2006. Accordingly, during the year ended December 31, 2006, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested, as of January 1, 2006, as if the fair value method required for pro forma disclosure under SFAS No. 123 were in effect for expense recognition purposes, adjusted for estimated forfeitures. As SFAS No. 123R requires that stock-based compensation expense be based on awards that are ultimately expected to vest, stock-based compensation for the year ended December 31, 2006 has been reduced for estimated forfeitures. When estimating forfeitures, the Company considers trends of actual option forfeitures. The impact on the Company's results of operations of recording stock-based compensation for the year ended December 31, 2006 was as follows:

	(in thousands)
Cost of revenues	$266
Selling, general and administrative expenses	337
	$603

Cash received from option exercises under all share-based payment arrangements for the years ended December 31, 2006, 2005 and 2004 was $1.92 million, $3.42 million and $3.14 million, respectively. New shares were issued for all options exercised during the year ended December 31, 2006. Prior to the adoption of SFAS No. 123R, the intrinsic values of restricted stock were recorded as unearned stock-based compensation as of December 31, 2005. Upon the adoption of SFAS No. 123R in January 2006, the unearned stock-based compensation balance of approximately $3.17 million was reclassified to additional paid-in capital.

As of December 31, 2006, the estimated compensation cost of non-vested options (excluding restricted stock) is $0.14 million to be vested mainly over the next two years.

Valuation Assumptions

The Company calculated the fair value of each option award on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used for each respective period:

Year Ended December 31,	2006	2005	2004
Assumptions			
Risk free interest rate	4.63%	4.60%	3.72%
Expected life	5 years	5 years	5 years
Expected volatility	65.19%	68.08%	71.94%
Expected dividend yield	5.56%	8.35%	1.37%

The Company's computation of expected volatility for the year ended December 31, 2006 is based on a combination of historical volatility from exercised options on its stock. Prior to 2006 also, the Company's computation of expected volatility was based on historical volatility. The Company's computation of expected life in 2006 was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is estimated based on the dividend yield at the time of grant, adjusted for expected dividend increases of historical payout policy.

Share-Based Payment Award Activity

The following table summarizes activity under the Company's equity incentive plans for the year ended December 31, 2006:

	Number Of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term *(in years)*	Aggregate Intrinsic Value *(in thousands)*
Outstanding at January 1, 2006	438,251	$12.28		
Granted	–	–		
Exercised	163,985	9.40		
Forfeited	41,300	18.95		
Expired / Cancelled	24,097	13.64		
Outstanding at December 31, 2006	208,869	$13.07	4.78	$ 2,870
Options Exercisable at December 31, 2006	177,569	$15.08	4.41	$ 2,678

The weighted average grant-date fair value of options granted during the years ended December 31, 2006, 2005 and 2004 were $3.81, $2.36 and $5.78, respectively. The aggregate intrinsic value of options exercised, during the years ended December 31, 2006, 2005 and 2004 was $1.54 million, $2.12 million and $2.47 million, respectively. The aggregate fair value of shares vested, during the years ended December 31, 2006, 2005 and 2004 was $0.33 million, $0.90 million and $0.98 million, respectively.

Pro Forma Information for Periods Prior to the Adoption of FAS 123R

Prior to the adoption of FAS No. 123R, the Company provided the disclosures required under FAS No. 123, as amended by FAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosures." Employee stock-based compensation expense recognized under FAS 123R was not reflected in its results of operations for the years ended December 31, 2005 and 2004 for employee stock option awards as all options were granted with an exercise price equal to the market value of the underlying common stock on the date of grant. The Company's ESPP was deemed non-compensatory under the provisions of APB No. 25. Forfeitures of awards were recognized as they occurred. Previously reported amounts have not been restated.

The pro forma information for the year ended December 31, 2005 and 2004 was as follows:

Year Ended December 31	2005	2004
	(In thousands, except per share data)	
Net income as reported	$ 30,321	$ 40,974
Add, stock-based compensation expenses recognized in statement of income, net of tax	1,384	713
Deduct, stock-based compensation expense determined under the fair value method, net of tax	(1,704)	(1,642)
Pro forma net income	$ 30,001	$ 40,045
Earnings per share as reported		
Basic	$ 0.75	$ 1.02
Diluted	0.75	1.01
Earnings per share, pro forma		
Basic	$ 0.74	$ 1.00
Diluted	0.74	0.99
Weighted average common shares outstanding		
Basic	40,528	40,216
Diluted	40,651	40,469
Estimated fair value of options granted	$ 2.36	$ 5.78

12. Commitments & Contingencies

As of December 31, 2006, Syntel's subsidiaries have commitments for capital expenditures (net of advances) of $7 million primarily related to the technology Campus being constructed at Pune, India and acquisition of residential property in Mumbai, India.

The Company and its subsidiaries are parties to litigation and claims, which have arisen, in the normal course of their activities. Although the amount of the Company's ultimate liability, if any, with respect to these matters cannot be determined with reasonable certainty, management, after consultation with legal counsel, believes that the resolution of such matters will not have a material adverse effect upon the Company's consolidated financial position.

Syntel India's operations are carried out from their development centers/units in Mumbai forming part of a Special Economic Zone ('SEZ') and in Chennai and Pune, which are registered under the Software Technology Parks ('STP') scheme. Under these schemes, the registered units have export obligations, which are based on the formula provided by the notifications/circulars issued by the STP and SEZ authorities from time to time. The consequence of not meeting the above commitments would be a retroactive levy of import duty on items previously imported duty free for these units. Additionally the respective authorities have rights to levy penalties for any defaults on a case-by-case basis. The Company is confident of meeting these obligations.

13. Employee Benefit Plans

Provident Fund Contribution expense recognized by Syntel India was $1.05 million; $0.66 million and $0.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Expense recognized by Syntel India under the Gratuity Plan was $0.5 million; $0.47 million and $0.02 million for the years ended December 31, 2006, 2005 and 2004, respectively.

14. Allowances for Doubtful Accounts

The movement in the allowance for doubtful accounts for the years ended December 31, 2006, 2005 and 2004 is summarized as follows:

	2006	2005	2004
		(In thousands)	
Balance, beginning of year	$ 2,575	$ 1,213	$ 809
Provisions (reductions), net	376	1,564	400
Write-offs	(123)	(202)	(27)
Others	-	-	31
BALANCE, END OF YEAR	**$ 2,828**	**$ 2,575**	**$ 1,213**

15. Segment Reporting

The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprises and Related Information", which requires reporting information about operating segments in annual financial statements. It has also established standards for related disclosures about its business segments and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available. This information is reviewed and evaluated regularly by the management, in deciding how to allocate resources and in assessing the performance.

The Company is organized geographically and by business segment. For management purpose, the Company is primarily organized on a worldwide basis into four business segments:

- Application Outsourcing,
- e-Business,
- TeamSourcing, and
- Business Process Outsourcing (BPO).

These segments are the basis on which the Company reports its primary segment information to management.

Through Application Outsourcing, the Company provides higher-value outsourcing services for ongoing management, development and maintenance of customers' business applications.

Through e-Business, the Company provides development and implementation services for a number of emerging and rapidly growing high technology applications, including Web development, data warehousing, e-commerce, CRM, Oracle and SAP, as well as partnership agreements with software providers.

Through TeamSourcing, the Company provides professional IT consulting services directly to customers on a staff augmentation basis. TeamSourcing services include systems specification, design, development, implementation and maintenance of complex information technology applications involving diverse computer hardware, software, data and networking technologies and practices.

Through BPO, Syntel provides outsourced solutions for a customer's business processes, providing them with the advantage of a low cost position and process enhancement through optimal use of technology. Syntel uses a proprietary tool called Identeon® to assist with strategic assessments of business processes and identifying the right ones for outsourcing.

The accounting policies of the segments are the same as those presented in Note 2. Management allocates all corporate expenses to the segments. No balance sheet/identifiable assets data is presented since the Company does not segregate its assets by segment.

	2006	2005	2004
		(In Thousands)	
Net Revenues			
Applications Outsourcing	$194,474	$171,331	$143,007
e-Business	37,251	31,210	29,249
TeamSourcing	17,631	16,953	12,480
BPO	20,873	6,695	1,837
	270,229	226,189	186,573
Gross Profit			
Applications Outsourcing	72,502	72,411	62,696
e-Business	10,506	9,687	11,302
TeamSourcing	6,690	4,886	4,598
BPO	12,551	4,162	857
	102,249	91,146	79,453
Selling, general and administrative expenses	49,374	44,917	36,999
Income from operations	$52,875	$46,229	$42,454

The Company's largest customer in 2006, 2005 and 2004 was American Express, which accounted for revenues in excess of 10% of total consolidated revenues. Revenue from this customer was approximately $49.6 million, $36.2 million and $29.4 million, contributing approximately 18%, 16% and 16% of total consolidated revenues during 2006, 2005 and 2004, respectively. On December 31, 2006, 2005 and 2004, accounts receivable from this customer were $2.7, $1.1 and $1.5 million respectively. All revenue from this customer was generated in the Applications Outsourcing segment.

16. Geographic Information

Customers of the Company are primarily situated in the U.S. Net revenues and net income (loss) from each geographic location were as follows:

	2006	2005	2004
		(In thousands)	
Net Revenues			
North America, primarily U.S.	$258,175	$205,376	$167,240
India	131,372	113,571	90,230
UK	12,099	12,119	13,410
Far East, primarily Singapore	795	1,090	1,501
Germany	708	1,540	2,692
Mauritius	4,632	931	-
Inter-company revenue elimination (primarily India)	(137,552)	(108,438)	(88,500)
Net revenues	$270,229	$226,189	$186,573
Net Income (Loss)			
North America, primarily U.S.	$14,819	$ 9,394	$ 10,459
India	35,045	19,737	28,831
UK	1,558	1,667	1,732
Far East, primarily Singapore	(55)	27	194
Germany	(228)	(472)	(242)
Mauritius	(223)	(32)	-
Net Income	$50,916	$ 30,321	$ 40,974
Assets, December 31			
North America, primarily U.S.	$71,829	$107,143	$110,613
India	80,746	58,815	106,014
UK	14,680	10,019	8,892
Far East, primarily Singapore	494	555	560
Germany	651	1,136	889
Mauritius	29,289	20,493	-
Total assets	$197,689	$198,161	$226,968

17. Selected Quarterly Financial Data (Unaudited)

Selected financial data by calendar quarter were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
	(In thousands, except per share data)				
2006					
Net revenues	$63,496	$64,410	$69,217	$73,106	$270,229
Cost of revenues	39,162	41,470	42,635	44,713	167,980
Gross profit	24,334	22,940	26,582	28,393	102,249
Selling, general and administrative expenses	10,598	11,645	13,056	14,075	49,374
Income from operations	13,736	11,295	13,526	14,318	52,875
Other income, principally interest	889	1,338	1,298	1,369	4,894
Income before income taxes	14,625	12,633	14,824	15,687	57,769
Provision for income taxes	2,570	1,580	293	2,410	6,853
Net income	$12,055	$11,053	$14,531	$13,277	$50,916
Earnings per share, diluted (a)	$0.29	$0.27	$0.35	$0.32	$1.24
Weighted average shares outstanding, diluted	40,948	41,043	41,123	41,266	41,095
2005					
Net revenues	$50,732	$54,677	$58,501	$62,279	$226,189
Cost of revenues	29,704	32,754	35,298	37,287	135,043
Gross profit	21,028	21,923	23,203	24,992	91,146
Selling, general and administrative expenses	11,165	10,699	10,533	12,520	44,917
Income from operations	9,863	11,224	12,670	12,472	46,229
Other income, principally interest	1,136	708	810	1,938	4,592
Income before income taxes	10,999	11,932	13,480	14,410	50,821
Provision for income taxes	2,005	2,246	1,741	14,508	20,500
Net income (loss)	$8,994	$9,686	$11,739	$(98)	$30,321
Earnings per share, diluted (a)	$0.22	$0.24	$0.29	$0.00	$0.75
Weighted average shares outstanding, diluted	40,526	40,570	40,669	40,838	40,651

(a) Earnings per share for the quarter are computed independently and may not equal the earnings per share computed for the total year.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation of the Registrant filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, and incorporated herein by reference.
3.2	Bylaws of the Registrant filed as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, and incorporated herein by reference.
10.1	Line of Credit Agreement, dated August 31, 2002, between the Registrant and Bank One, Michigan filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
10.2	Lease, dated October 24, 2001, between Big Beaver / Kilmer Associates L.L.C. and the Registrant filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
10.3	Indentures of Lease entered into between the President of India and Syntel Limited (formerly known as Syntel Software Pvt. Ltd.) on various dates in 1992 and 1993 for the Mumbai Global Development Center and filed as an Exhibit to the Registrant's Registration Statement on Form S-1 dated June 6, 1997, and incorporated herein by reference.
10.4	Rental Agreement, dated February 24, 1997, between Syntel Limited (formerly known as Syntel Software Pvt. Ltd.) and the Landlords for the Chennai Global Development Center, filed as an Exhibit to the Registrant's Registration Statement on Form S-1 dated June 6, 1997, and incorporated herein by reference.
10.5*	Amended and Restated Stock Option and Incentive Plan, filed as an Exhibit to the Registrant's Current Report on Form 8-K dated June 1, 2006 and incorporated herein by reference.
10.6*	Amended and Restated Employee Stock Purchase Plan, filed as an Exhibit to the Registrant's Current Report on Form 8-K dated June 1, 2006, and incorporated herein by reference.
10.7*	Form of Stock Option Agreement, filed as an Exhibit to the Registrant's Current Report on Form 8-K dated June 2, 2005, and incorporated herein by reference.
10.8*	[Incentive] Restricted Stock Grant Agreement, filed as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, and incorporated herein by reference.
10.9*	Form of Annual Performance Award, filed as an Exhibit to the Registrant's Current Report on Form 8-K dated February 7, 2006 and incorporated herein by reference.
10.10*	Employment Agreement, dated October 18, 2001, between the Company and Bharat Desai, filed as an Exhibit to the Registrant's Current Report on Form 8-K dated February 7, 2006 and incorporated herein by reference.
10.11*	Employment Agreement, dated October 18, 2001, between the Company and Daniel M. Moore, filed as an Exhibit to the Registrant's Current Report on Form 8-K dated February 7, 2006 and incorporated herein by reference.
10.12	Amendment to Credit Agreement dated August 25, 2003, between the Registrant and Bank One, NA filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.
10.13	Amendment to Credit Agreement dated August 19, 2004, between the Registrant and Bank One, NA filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.
10.14	Amendment to Credit Agreement dated August 23, 2005, between the Registrant and JPMorgan Chase Bank, N.A., successor in interest to Bank One, NA , filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005, and incorporated herein by reference.
10.15	Amendment to Credit Agreement dated August 31, 2006, between the Registrant and JPMorgan Chase Bank, N.A., filed as an Exhibit to the Registrant's Current Report on Form 8-K dated August 4, 2006, and incorporated herein by reference.
10.16	Leave and License Agreement, dated June 11, 2004, between Lake View Developers and Syntel Sourcing Pvt. Ltd. filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.
10.17	Lease Deed, dated September 23, 2004 between Arihant Foundation and Housing Ltd. and Syntel Limited filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.
10.18	Lease Deed, dated October 6, 2004, between Arihant Foundation and Housing Ltd. and Syntel Limited filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.

14	Code of Ethical Conduct filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.
21	Subsidiaries of the Registrant.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer.

EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	State or Other Jurisdiction of Incorporation or Organization
Syntel Limited	India
Syntel Europe Limited	England
Syntel Deutschland GmbH	Germany
Syntel (Singapore) PTE. Limited	Singapore
Syntel (Australia) Pty. Limited	Australia
Syntel Canada Inc.	Canada
Syntel (Hong Kong) Limited	Hong Kong
Syntel (Mauritius) Limited	Mauritius
SkillBay LLC	Michigan
Syntel Delaware LLC	Delaware
Syntel Global Private Limited	India
Syntel International Private Limited	India
State Street Syntel Services (Mauritius) Limited *Formerly known as Syntel Solutions (Mauritius) Limited*	Mauritius
Syntel Sourcing Private Limited	India
Syntel Consulting Inc.	Michigan
Syntel Sterling BestShores Solutions Private Limited	India
Syntel Sterling BestShores (Mauritius) Limited	Mauritius
Syntel Worldwide (Mauritius) Limited	Mauritius

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-136821 on Form S-8 pertaining to the Syntel, Inc. Amended and Restated Stock Option and Incentive Plan Syntel Inc. Amended and Restated Employee Stock Purchase Plan and Registration Statement No. 333-139943 on Form S-3 and No. 139227 on Form S-3A pertaining to Syntel, Inc. of our report dated March 8, 2007 on the consolidated financial statements of Syntel, Inc. and our report dated the same date on Syntel, Inc. management's assessment of the effectiveness of internal control over financial reporting and on the effectiveness of internal control over financial reporting of Syntel, Inc. which reports are included in Form 10-K for Syntel, Inc. for the year ended December 31, 2006.

Crowe Chizek and Company LLC

Fort Wayne, Indiana
March 14, 2007

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bharat Desai, Chairman and Chief Executive Officer of Syntel, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Syntel, Inc.
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2007
/s/ Bharat Desai
Bharat Desai, Chairman and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Arvind Godbole, Chief Financial Officer of Syntel, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Syntel, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2007
/s/ Arvind Godbole
Arvind Godbole, Chief Financial Officer

EXHIBIT 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Syntel, Inc. (the "Company) on Form 10-K for the period ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report), we, Bharat Desai, Chairman, and Chief Executive Officer of the Company and Arvind Godbole, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Bharat Desai
Bharat Desai
Syntel, Inc. Chairman and Chief Executive Officer
March 15, 2007

/s/ Arvind Godbole
Arvind Godbole
Syntel, Inc. Chief Financial Officer
March 15, 2007

A signed original of this written statement required by section 906 has been provided to the Company and will be retained by the Company, and furnished to the Securities and Exchange Commission or its staff upon request.

Corporate Directory

Syntel Executive Team

Bharat Desai
Chairman
Chief Executive Officer

Keshav Murugesh
President
Chief Operating Officer

Neerja Sethi
Vice President, Corporate Affairs

Arvind S. Godbole
Chief Financial Officer
Chief Information Security Officer

Daniel M. Moore
Chief Administrative Officer
General Counsel
Secretary

R. S. Ramdas
Senior Vice President, Finance and Corporate Services

Srikanth Karra
Vice President, Global Human Resources

Lakshmanan Chidambaram
Vice President, Sales

Jonathan K. James
Vice President, Marketing & Investor Relations

Anil Jain
Business Unit Head & Senior Vice President, Insurance Vertical

Rakesh Khanna
President Business Unit-Banking & Finance

Sathya Narayanaswamy
Business Unit Head, Telecom Vertical

Nitin Rakesh
Vice President and Head of B&FS BPO Operations

Murlidhar Reddy
VP of Operations, Healthcare Vertical

Ram Singampalli
VP of Operations, Diversified Vertical

Board of Directors

Bharat Desai
Chairman
Chief Executive Officer
Syntel, Inc.

Neerja Sethi
Vice President, Corporate Affairs
Syntel, Inc.

Paritosh Choksi
Executive Vice President,
Chief Operating Officer,
Chief Financial Officer
and Board Member
ATEL Capital Group

Paul R. Donovan
President
Chairman's View

George R. Mrkonic, Jr.
Former President and Vice Chairman
Borders Group, Inc.

Dr. Vasant Raval
Professor and Chair, Department of Accounting
Creighton University

James Swayzee
Advisor
CRA International, Inc.
Former Partner
Accenture

Shareholder Information

Corporate Headquarters
525 E. Big Beaver Road, Suite 300
Troy, Michigan 48083
Telephone 248/619-2800
Facsimile 248/619-2888

Investor Relatons Contact
Jonathan James
Vice President, Marketing & Investor Relations
Telephone 919/370-7499
jonathan_james@syntelinc.com

Corporate Web Site
Additional corporate information as well as an electronic copy of this annual report and previous year's reports are available at: www.syntelinc.com under the Investors section.

Stock Listing And Trading Symbol
Syntel's common stock is traded on the NASDAQ National Market exchange under the symbol "SYNT".

Independent Auditors
Crowe Chizek and Company LLC
Fort Wayne, Indiana

Transfer Agent
Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, Illinois 60602
Telephone 312/360-5333

Annual Meeting
The annual shareholders meeting will be held at 10:00 a.m. (Eastern) on Friday, June 15, 2007 at Syntel's offices, 525 E. Big Beaver Road, Suite 300, Troy, Michigan 48083. Telephone 248/619-2800.

SYNTEL

Consider IT Done®

Syntel, Inc.
525 E. Big Beaver Road, Suite 300
Troy, Michigan, USA 48083
Telephone 248/619-2800
Facsimile 248/619-2888

www.syntelinc.com

END